Financial Report

FISCAL YEAR ENDED MARCH 31, 2025

CAE

Financial Report FISCAL YEAR ENDED MARCH 31, 2025

At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees at around 240 sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow. Read our Global Annual Activity and Sustainability report. Our Global Annual Activity and Sustainability Report for fiscal year 2025 is available online. This report is a testament to CAE’s commitment to transparency and sustainable growth, encapsulating our strategic vision, performance highlights, sustainability practices and achievements. It serves as a single source of information for our stakeholders, emphasizing that sustainability is built in CAE’s core business strategy and activities at the outset. Learn more about how we take care of our impact our solutions generate benefits across the key pillars of sustainability: environment, social and governance cae.com/sustainability/ cae.com Follow us on : @CAE_Inc. linkedin.com/company/cae

A message from our Chief Executive Officer Reflecting on our remarkable journey After serving as CAE’s Chief Executive Officer for more than 15 years, I look at the company we have built with immense pride, especially after another year of strong performance across multiple fronts. Fiscal year 2025 (FY25) was a year in which we faced challenges head-on, delivered for our customers and expanded our market-leading position in several key areas. Over the past decade and a half, we have grown significantly in both scale and importance to all our stakeholders. While this growth has been financially rewarding, it is even more meaningful in terms of our standing with customers, OEMs, regulators, employees and the communities where we operate. As the challenges of the COVID-19 pandemic demonstrated, the journey has not always been easy — but we persevered with a focus on long-term success. We have transformed CAE from a relatively small, regionally focused manufacturer of flight simulators into a global leader in flight training and related services. Today, approximately 60% of our annual revenue comes from recurring training services. More importantly, our remarkable impact on global flight safety reflects our noble mission — one that drives who we are, what we do and inspires our employees to bring it to life every day. CAE’s revenue has more than tripled over the past 15 years, from $1.5 billion in FY10 to $4.7 billion in FY25. During that same period, our stock price has risen from approximately $8 per share to $35 per share . Including dividends, this represents a total shareholder return of over 460%, a meaningful reflection of our financial performance. But our success runs deeper than financial results alone. It is most powerfully demonstrated by the leading positions we have earned in our markets and the enduring trust we have built with our customers. Today, the scale we bring to the global aviation ecosystem is unmatched. Each year, CAE trains more than 155,000 civil and military pilots across 240 locations in over 40 countries. In recent years, our training business has grown through approximately 50 acquisitions , including joint ventures and organically, through sustained investment in our global training network. Our customers around the world rely on us daily as their training partner of choice — a responsibility we embrace with great pride. The company we are today has transformed from the one I joined 20 years ago. We have evolved and grown in meaningful ways. Our culture of creativity and passion for our customers’ missions positions us for continued growth, innovation and relevance in the years ahead. Moreover, the industry’s ongoing recognition of our leadership in sustainability underscores our forward-thinking vision. For all these reasons, I believe CAE’s future is brighter than ever. Marc Parent, C.M. President and Chief Executive Officer

Positioning CAE for long-term success On behalf of the leadership team, I am very pleased with CAE’s strong FY25 performance across all key financial and operational metrics. This year was marked by significant revenue growth, strong margins and further improvements in our cash position and leverage ratios, driven by robust cash generation and efficient capital allocation. On the strength of this performance, we are well positioned to achieve our long-term leverage and cash conversion targets in FY26 and to pursue accretive reinvestment opportunities and shareholder returns in the medium term. Just a year ago, our primary focus was on re-baselining our Defense & Security (D&S) business to set the stage for steady, consistent performance improvements. This year, through discipline and determination, our team delivered on the ambitious goals we set, resulting in the financial recovery we anticipated in D&S. This progress has helped restore stakeholder confidence in the business and reaffirmed its vital contribution to CAE’s overall success. With a very strong year for D&S adjusted order intake1, we look forward to continued growth in revenue, profit and cash flow. These achievements, combined with the continued strong performance of our Civil Aviation business, give me confidence that, despite current global macroeconomic uncertainty, we are well positioned to continue creating value for all our stakeholders. We have the right strategy, an exceptional leadership team, an unmatched competitive position and a wealth of opportunities ahead.

Civil Aviation Continuing to soar as industry leader and trustworthy partner Our Civil Aviation segment continues to benefit from long-term secular growth trends — most notably, the ongoing rise in global passenger traffic and associated aircraft delivery rates. Combined with the expected wave of mandatory pilot retirements, these trends point to a global demand for nearly 1.5 million aviation professionals by 2034. This includes not only pilots, but also maintenance technicians, cabin crew and air traffic control officers, as outlined in CAE’s recently published Aviation Talent Forecast. In FY25, despite headwinds including limited aircraft availability, slower-than-expected aircraft delivery ramp-ups and a related slowdown in U.S. pilot hiring, our Civil Aviation business delivered strong results. We believe this clearly demonstrates the resilience of our business model and the strength of CAE’s global franchise. Even in the face of these challenges, we made significant progress in expanding our global market share and reinforcing our role as the trusted partner for customers worldwide. This year, we proudly opened state-of-the-art CAE training centres in Athens, Greece; Sydney, Australia; and Savannah, Georgia, in the U.S. We also continued to grow our market share organically by expanding our commercial aviation training centre capacity and consolidating our ownership in SIMCOM. This move supports our customer Flexjet, one of the world’s leading business aviation fleet operators, and gives CAE greater exposure to the rapidly growing fractional jet and charter market. It also strengthens our position in the large-cabin segment of the business jet market, where both growth and returns have historically been higher. Additionally, we expanded our presence in adjacent markets, most notably through Flightscape, our airline operations digital solutions business. This year, we secured several long-term customer contracts and positioned the business for future growth through continued investment in new products and features. We also inaugurated our first Air Traffic Services Training Centre on CAE’s Montreal campus, broadening our training portfolio. Under this first-of-its-kind partnership in Canada, CAE instructors deliver initial training for Flight Service Specialists and Air Traffic Controllers using NAV CANADA’s curriculum and courseware. This collaboration is a natural extension of our business and aligns with our core mission to make the world safer.

Defense & Security Exceeding financial targets through solid execution Just one year ago, our company was intensely focused on the actions needed to re-baseline the D&S business and address lingering challenges from the COVID-19 pandemic, particularly those affecting several previously disclosed legacy contracts (“Legacy Contracts”). These changes were comprehensive, involving talent, processes and organizational structure. Following the bold decisions required to implement these changes, our D&S segment delivered the expected performance improvements in FY25, with steady margin gains throughout the year and overall profitability exceeding our initial plans and outlook. During the year, we completed work on three of the eight previously disclosed Legacy Contracts and made significant progress toward closing the remaining five. This progress reflects the effectiveness of our actions and the focus of our revitalized leadership team. We expect continued strong performance in the quarters ahead. In addition to improved execution and steady performance, D&S secured significant new contracts globally, resulting in a 1.99x book-to-sales ratio1 for the year. Notably, we were selected to support Canada’s Future Aircrew Training program — a 25-year contract and the largest in CAE’s history — and awarded a major contract with General Atomics Aeronautical Systems for the Remotely Piloted Aircraft Systems program. Later in the year, we were named a strategic partner by the Government of Canada to collaborate with the Royal Canadian Air Force on the design and co-development of the Future Fighter Lead-in Training program, which will prepare pilots to operate Canada’s next-generation fighter aircraft. Outside of Canada, other key wins included a successful re- compete for the U.S. Army’s Advanced Helicopter Flight Training Support program through 2030 and the deployment of our integrated training solution for the U.S. Army’s High Accuracy Detection and Exploitation Systems program. This solution leverages technology from our Civil segment in a commercial- style training model tailored for the U.S. Army. Across NATO and allied nations, rising defence spending signals strong growth prospects and continued demand for the training and support solutions we provide. This growth, combined with our commitment to operational excellence and financial discipline, supports our confidence in sustained financial strength and market leadership.

Leveraging sustainability as a key business driver and differentiator Our purpose is to make the world safer and that includes safeguarding a sustainable future through all our actions as an enterprise. As such, sustainability remains central to CAE’s commitment to responsible operations and long-term value creation. During the year, we made important progress on our decarbonization strategy. Approval received from the Science Based Targets initiative (SBTi) on our decarbonization targets will generate value for the business through better energy and cost efficiency and will also support our customers’ decarbonization efforts. As a part of this strategy, during FY25 we drove enhanced supplier engagement and supported the sustainability journey of our key supply chain partners through multiple initiatives, including, most notably, the CAE Resilient Together program. With safety at the core of what we do and people as our most important asset, the new role of Chief People and Sustainability Officer is evolving to maximize our impact by achieving greater synergies across human resources; environment, health and safety; and sustainability. This includes leveraging sustainability as a key driver for attracting and retaining top talent. Today, more than ever, people are motivated by purpose. Purpose drives passion, passion drives growth and growth drives success. At CAE, our employees are passionate about what they do. Their dedication and innovative spirit help make us the partners of choice for our customers. CAE’s unique, inclusive culture fuels our success and consistently positions us as a preferred employer, with recognition from multiple leading global and regional organizations — many of these being consecutive honours. In FY25, CAE was listed as Forbes World’s Top Companies for Women, Forbes’ Canada Best Employers and Canada’s Top 100 Employers, among other notable recognition. Advancing performance and customer experience through technology Once again, this year, we continued to relentlessly pursue advancing technologies that delight our customers, distinguish CAE’s capabilities in the marketplace, create new revenue streams and enhance internal performance. As a company, we seek not only to perform exceptionally for our customers each and every day, but more importantly, to set the standard for our industry and all its stakeholders. This year, we introduced the Unified Task Board, a new and exciting addition to our portfolio of solutions in the Flightscape airline operations software business. This solution integrates data from multiple airline operations control centre systems to streamline critical decision-making and boost operational efficiency during time-critical situations. Additionally, to enhance customer experience, we successfully deployed our CAE Connect solution to over 5,000 business aviation users, which was met with overwhelmingly positive feedback. This award-winning training platform serves as a one-stop shop for customers, where they can reserve their training sessions, access training records and much more. With our Prodigy visual system, originally launched in D&S, we were the first aviation simulation and training organization in the world to seamlessly integrate a gaming engine into our full-flight simulator (“FFS”) image generation. This year, the deployment of this system stretched beyond D&S, with Air Canada becoming the first airline to deploy an FFS with CAE Prodigy enhanced visuals. Furthermore, through our incubation organization, we developed an immersive pilot training application using the Apple Vision Pro. This development effort aims to further enhance the effectiveness and speed of safe pilot training, and will also enable pilots to conduct important training activities from anywhere, at any time.

Leading CAE into the future CEO succession During this fiscal year, we announced my departure from CAE after more than a decade and a half of service as CEO. Alongside this announcement, CAE initiated a rigorous global selection process overseen by the Board. With the conclusion of this process, I am very pleased to welcome Matthew Bromberg as CAE’s Incoming President and CEO. As of the Annual and Special Meeting of Shareholders (“Meeting”) on August 13, 2025, I will officially pass the leadership torch to him. I have known Matthew for many years and can personally attest to the reputation he has earned across our industry. While his experience is undoubtedly impressive, what truly stood out to me was how his strengths and values align with the principles that have guided CAE’s success. Matthew has deep knowledge of what it means to prepare individuals for the moments that matter and brings with him valuable insights from both the civil aviation and defence sectors. He not only understands our industry, but also the people behind the scenes who help shape it. I will work alongside Matthew through the summer to ensure a seamless transition. I have no doubt that he will build on what we have accomplished and carry it forward with purpose. Board renewal and appointments Impactful changes in our Board composition occurred in FY25. We welcomed incoming directors Patrick Decostre, Ian L. Edwards, Peter Lee, Katherine A. Lehman, Louis Têtu and Calin Rovinescu, the new Board Chairman. Calin offers a wealth of executive leadership experience and a proven track record of value creation. As the former CEO of longstanding client Air Canada and a steadfast champion of our work, he offers sharp industry acumen and firsthand understanding of the challenges and opportunities ahead. His guidance will be instrumental as we advance our strategy. Following the upcoming Meeting, two governance roles will be introduced. Subject to their election to the Board, Calin Rovinescu will become Executive Chairman of the Board and Sophie Brochu, an independent Director since 2023, will serve as Lead Independent Director. As Executive Chairman, Calin will work closely with Matthew in the development and execution of the CAE’s strategic initiatives and will be responsible for the effective functioning of the Board. In her new role, Sophie will ensure CAE retains strong Board governance. She will also preside over executive sessions of the independent Directors. These appointments reflect CAE’s dedication to strengthening its leadership team to meet the evolving needs of its customers and stakeholders. Together, they will help guide CAE’s strategic priorities, expand its global reach and drive sustainable growth, while following best governance practices. On behalf of the Board and executive leadership, I extend our thanks to Alan N. MacGibbon for his service and leadership as a director then Board Chair. Also, I share our appreciation to outgoing Directors Michael E. Roach, Andrew J. Stevens, Margaret S. (Peg) Billson, François Olivier and David G. Perkins, for the valuable contributions made during their tenure.

Entering CAE’s next chapter In taking stock of how CAE has progressed over the last several years, whether from a scale, capability, or customer perspective, I am encouraged by the possibilities that our future holds. And now more than ever, our corporate strategy is aligned to bring these possibilities to fruition. Our strategic focus on technology, operational excellence, customer centricity and culture will be the key pillars that guide our actions as CAE enters its next chapter. I have never been more assured of the strength of this company and the potential of its next generation of leaders. I am fully confident that those entrusted with taking CAE to the next level are well positioned for success and I am excited about the lasting impact this company will have on the world for years to come. In closing, I offer my sincere thanks to CAE shareholders, employees, leadership, the Board of Directors and to the many partners who put their trust in CAE — and in me. It has been a memorable and rewarding experience, and I am grateful for the extraordinary contributions of everyone who has been part of this journey. Be it as a citizen, airline passenger, industry advocate, or pilot, I will continue to champion CAE’s mission to make the world safer — a noble purpose that will forever remain close to my heart. 1 This report includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to Section 13.1 “Non-IFRS and other financial measure definitions” and Section 13.3 “Non-IFRS measure reconciliations” of CAE’s MD&A for the year ended March 31, 2025 (which sections are incorporated by reference into this report) for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS. * This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, the expansion of our market shares, CAE's Security” of CAE’s MD&A for the year ended March 31, 2025) as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts and other statements that are not historical facts. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. For more information, readers should refer to the sections “Caution regarding forward-looking statements” and “Material assumptions” under Section 2 of CAE’s MD&A for the year ended March 31, 2025, which sections are incorporated by reference into this report.

Management’s Discussion and Analysis
for the fourth quarter and year ended March 31, 2025
1.     HIGHLIGHTS

FINANCIAL
FOURTH QUARTER OF FISCAL 2025

(amounts in millions, except per share amounts, adjusted ROCE and book-to-sales ratio)		Q4-2025	Q4-2024	Variance $	Variance %
Performance
Revenue		$1,275.4	$1,126.3	$149.1	13%
Operating income (loss)		$239.9	$(533.0)	$772.9
Adjusted segment operating income[1]		$258.8	$125.7	$133.1	106%
Net income (loss) attributable to equity holders of the Company		$135.9	$(504.7)	$640.6
Basic and diluted earnings per share (EPS) – continuing operations		$0.42	$(1.58)	$2.00
Adjusted EPS[1]		$0.47	$0.12	$0.35	292%
Net cash provided by operating activities		$322.7	$215.2	$107.5	50%
Free cash flow[1]		$289.4	$191.1	$98.3	51%
Liquidity and Capital Structure
Capital employed[1]		$8,152.7	$7,216.8	$935.9	13%
Adjusted return on capital employed (ROCE)[1]	%	7.2%	5.9
Total debt		$3,470.4	$3,074.3	$396.1	13%
Net debt[1]		$3,176.7	$2,914.2	$262.5	9%
Growth
Adjusted order intake[1]		$1,337.5	$1,550.5	$(213.0)	(14%)
Adjusted backlog[1]		$20,142.2	$12,183.9	$7,958.3	65%
Book-to-sales ratio[1]		1.05	1.38
Book-to-sales ratio for the last 12 months		1.64	1.15

FISCAL 2025

(amounts in millions, except per share amounts)	FY2025	FY2024	Variance $	Variance %
Performance
Revenue	$4,707.9	$4,282.8	$425.1	10%
Operating income (loss)	$729.2	$(185.4)	$914.6
Adjusted segment operating income	$732.0	$549.7	$182.3	33%
Net income (loss) attributable to equity holders of the Company	$405.3	$(325.3)	$730.6
Basic and diluted EPS – continuing operations	$1.27	$(1.02)	$2.29
Adjusted EPS	$1.21	$0.87	$0.34	39%
Net cash provided by operating activities	$896.5	$566.9	$329.6	58%
Free cash flow	$813.9	$418.2	$395.7	95%

1 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 13.1 “Non-IFRS and other financial measure definitions" and Section 13.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2025 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2025 mean the fiscal year ending March 31, 2025;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2024;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of May 13, 2025. It is intended to enhance the understanding of our annual consolidated financial statements and notes for the year ended March 31, 2025 and should therefore be read in conjunction with this document. We have prepared it to help you understand our business, performance and financial condition for the year ended March 31, 2025. Except as otherwise indicated, all financial information has been reported in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). All quarterly information disclosed in the MD&A is based on unaudited figures.

The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our purpose, mission and vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Discontinued operations;
–Business risk and uncertainty;
–Compensation of key management personnel;
–Non-IFRS and other financial measures and supplementary non-financial information;
–Changes in accounting policies;
–Internal control over financial reporting;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted effective tax rate;
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

2 I CAE Financial Report 2025

Management’s Discussion and Analysis

Liquidity and Capital Structure Measures
–Non-cash working capital;
–Capital employed;
–Adjusted return on capital employed (ROCE);
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA;
–Maintenance and growth capital expenditures.

Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 13.1 “Non-IFRS and other financial measure definitions” of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 13.1 “Non-IFRS and other financial measure definitions” for references to where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts (as defined in Section 6.2 “Defense and Security” of this MD&A) as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

CAE Financial Report 2025 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, strategic risks, such as geopolitical uncertainty, global economic conditions, competitive business environment, original equipment manufacturer (OEM) encroachment, inflation, international scope of our business, changes in U.S. trade policies or regulations, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, our ability to effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers and acquisitions, business continuity, subcontractors, fixed price and long-term supply contracts, our continued reliance on certain parties and information, and health and safety; cybersecurity risks; talent risks, such as recruitment, development and retention, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as shareholder activism, availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, returns to shareholders, estimates used in accounting, impairment risk, pension plan funding, indebtedness, acquisition and integration costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; legal and regulatory risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; sustainability risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and sustainability commitments and expectations; reputational risks; and technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management.

The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information about the risks and uncertainties affecting our business in Section 11 “Business risk and uncertainty” of this MD&A. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability including the rapidly evolving trade and tariff environment, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the remaining Legacy Contracts while managing the risks associated therewith, our ability to defend our position in the dispute with the buyer of the CAE Healthcare business, and the realization of the expected strategic, financial and other benefits of the increase of our ownership stake in SIMCOM Aviation Training in the timeframe anticipated. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of growth in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this MD&A, refer to Section 11 “Business risk and uncertainty” of this MD&A.

4 I CAE Financial Report 2025

Management’s Discussion and Analysis

3.     ABOUT CAE
3.1       Who we are
At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees at around 240 sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our purpose, mission and vision
Our purpose is to make the world safer.
Our mission is to deliver cutting-edge training, simulation and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.
Our vision is to be the trusted partner in advancing safety and mission readiness, defining the standard of excellence in training and critical operations by harnessing technology and enhancing human performance.

3.3       Our strategy
CAE’s four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
–Efficient growth;
–Technology and market leadership;
–Revolutionizing training and critical operations;
–Skills and culture.

Efficient growth
Our business features a high degree of recurring revenues due to the underlying characteristics of our technology-enabled solutions and regulatory requirements across our markets. We seek to maximize the benefits of our strong competitive position to deliver premium growth and profitability through a focus on operational rigour, cost optimization, capital efficiency, and a disciplined approach to pursuing organic and inorganic growth.

Technology and market leadership
We have a rich and long-dated history of customer centricity, innovation and delivering state-of-the-art technology solutions that define the forefront of the industries in which we operate. As a result, we constantly seek new ways to enhance the performance of our customers by fostering a culture of continuous improvement and innovation. This drives technology leadership, deeper customer partnerships, and new customer development, enabling us to capitalize on the ample headroom in our large, growing addressable markets. Furthermore, our solutions are deployed with a focus on integrated sustainability.

Revolutionizing training and critical operations
We are a global leader in the application of training, digital immersion, critical operations, and modelling and simulation technologies. We seek to use data-driven applications and advanced analytics to produce measurable and demonstrated outcomes in our markets. The efficacy of our technology solutions enables customized, collaborative, and multi-domain offerings.

Skills and culture
Our core values are innovation, integrity, empowerment, excellence and One CAE. We employ these values across a diverse global team to drive a unique social impact. We seek to create an employee experience and environment that values teamwork, professional growth, and engagement. As a result, our employees across the globe share a passion to prepare our customers for the moments that matter.

CAE Financial Report 2025 I 5

Management’s Discussion and Analysis

3.4       Our operations
Our operations are managed through two segments:
–Civil Aviation – We provide comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, air navigation service providers, maintenance, repair and overhaul organizations and aircraft finance leasing companies;
–Defense and Security – We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.

CIVIL AVIATION MARKET
We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner enable us to access a broader share of the market than any other company in our industry. We provide aviation services in more than 35 countries and through our broad global network of more than 85 sites, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations, training services agreements and joint ventures with over 50 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilots, cabin crew and aircraft maintenance technicians, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 363 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE Rise), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, we operate the largest ab initio flight training network in the world and have approximately 20 cadet training programs globally. With our CAE airline operations digital solutions, we have further strengthened our position as a technology leader, complementing our flight simulator and training solutions while increasing our total addressable market.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs.

We have established a wealth of experience in developing first‑to‑market simulators for more than 30 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

We believe the Civil Aviation segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at more than $7 billion, and headroom for growth.

Market drivers
Demand for training and airline operations digital solutions in the civil aviation market is driven by the following:
–Pilot and maintenance training and industry regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators;
–Expected long-term secular global growth in air travel;
–Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;
–Demand for trained aviation professionals;
–Complexity of airline operations digital solutions;
–Air traffic services.

6 I CAE Financial Report 2025

Management’s Discussion and Analysis

Pilot and maintenance training and industry regulations
Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and domestic standards for pilot licensing and certification, amongst other regulatory requirements. These recurring training requirements are mandatory and are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA) and the U.S. Federal Aviation Administration (FAA).

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-Crew Pilot License, with the Airline Transport Pilot certification requirements in the U.S. and with Upset Prevention and Recovery Training requirements mandated by both EASA and the FAA.

Safety and efficiency imperatives of commercial airlines and business aircraft operators
The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Additionally, CAE offers business jet pilots one of the most advanced, respected and accessible training programs in the industry, covering a wide spectrum of business aircraft. Partnering with CAE gives immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing fleet training options that suit their business.

Our pilot training system, CAE Rise, is well positioned to elevate the pilot training experience. This system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.

Expected long-term secular global growth in air travel
The secular growth in air travel results in long-term demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training and airline operations digital solutions.

In commercial aviation, as per the International Air Transport Association (IATA), global air passenger demand, measured by revenue passenger-kilometers (RPKs), has shown an increase of 10% for calendar 2024 compared to calendar 2023. In calendar 2024, international traffic experienced a 14% increase compared to the previous year, with capacity rising by 13%. Domestic traffic for calendar 2024 grew by 6% compared to calendar 2023, while capacity rose by 3%. For the first three months of calendar 2025, worldwide passenger traffic increased by 3% compared to the first three months of calendar 2024. Looking ahead to the full calendar 2025, IATA estimates the demand for travel will continue to grow, although at a more moderate pace of 8%, aligning more closely with historical averages.

For calendar 2024, full-year air cargo demand rose, with cargo tonne-kilometers increasing 11%. Record full-year volumes set in 2021 were exceeded in calendar 2024. For the first three months of calendar 2025, cargo tonne-kilometers increased by 4% compared to the first three months of calendar 2024.

In business aviation, the recovery post-COVID has been very strong, reaching a historical peak in calendar 2021. Flight activity is stabilizing at above calendar 2019 levels, with both FAA and EASA reporting calendar 2024 business aviation flight activity to be similar to calendar 2023 levels. Fractional and managed aircraft segments have realized flight activity increases of 57% and 32%, respectively, since calendar 2019. For the first three months of calendar 2025, business aviation flight activity increased 3% compared to the first three months of calendar 2024.

Additionally, high inflation, geopolitical tensions, the continuing military hostilities in various regions in the world, and industry supply chain issues are causing disruptions to our Civil operations.

Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft
As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet. Both commercial and business aviation fleets are expected to grow over the next decade, with significant backlogs reported by all OEMs. Short and medium-term growth in aircraft fleets may experience pressure as OEMs face supply, capacity, and certification challenges in delivering aircraft.

Major business jet OEMs are continuing to deliver new aircraft with a record backlog and are also introducing a variety of new aircraft models in the upcoming years including Dassault's Falcon 10X and the Bombardier Global 8000.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from continued fleet growth and the entry-into-service of new aircraft programs.

CAE Financial Report 2025 I 7

Management’s Discussion and Analysis

Our strong competitive moat in the aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, and 600XR Series Flight Training Devices and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, helicopter operators and now AAM.

Demand for trained aviation professionals
Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and operator aircraft fleets have resulted in demand for qualified aviation professionals to support the expected growth of the commercial and business aviation markets. We are well positioned in the training products and services market to address operators’ training requirements.

In June 2023, we released our 2023 Aviation Talent Forecast in which we estimated a global requirement of 1.3 million new aviation professionals over the next ten years to sustain growth in the civil aviation industry and support mandatory retirements. In the commercial aviation domain, the projections show demand for 1.2 million new aviation professionals, including 252,000 pilots, 328,000 maintenance technicians and 599,000 cabin crew professionals. The business aviation segment anticipates 106,000 professionals comprising 32,000 pilots and 74,000 maintenance technicians. Furthermore, we expect additional demand for new professionals in the emerging AAM sector.

Complexity of airline operations digital solutions
Airlines need to closely manage their operations which come with daily challenges. To help optimize these operations, we offer a suite of airline operations digital products. This suite of products provides solutions for airline operations including training management, crew management, flight management, airport management, in-flight services management and operations control. With our integrated platform, the operations control desk now has a single environment to communicate, providing insights and predictions on possible disruption and delays hence allowing airlines to reduce operating costs and enhancing customer satisfaction.

The benefits for our airline management solution include reduced fuel and carbon emissions for both regular and irregular operations. Our crew and airport management solution decreases disruption related crew costs and improves staff utilization. Finally, our movement management solution decreases delay and cancellation costs for airlines.

Air traffic services
CAE inaugurated its first air traffic services training centre in collaboration with NAV CANADA in Montreal, Canada. The start of training was delivered on time and fulfilled all training requirements. This represents a new revenue stream for CAE.

DEFENSE AND SECURITY MARKET
Defense and Security addresses the critical needs of its customers operating in complex environments. The ever-changing global landscape requires the U.S. and its allies to prepare for the possibility of peer threats across multi‑domain operations in air, land, sea, space and cyber. Aligned with the priorities of U.S. and allied national defence strategies, we leverage our core training and simulation expertise with advanced technologies to deliver innovative and scalable solutions that address military training modernization and enhanced mission support requirements.

Our customers depend on synthetic environments and next-generation situational awareness to ensure mission success through planning, preparation, and analysis in complex, multi-domain environments. Leveraging our global training system, we work with the military, government, and industry to deliver tailored solutions at the pace and point of need. From mixed-reality training devices to high‑fidelity full‑mission simulators, we support critical personnel from aircrews to maintenance technicians on more than 85 different platforms across more than 140 sites and in multiple domains. Our extensive suite of simulation-based technologies, coupled with advanced capabilities like biometrics, real-time feedback, artificial intelligence (AI) and adaptive rehearsal scenarios enhances training to deliver scalable and integrated solutions to critical personnel.

Utilizing the strength and expertise that spans our global business, our solutions range from turnkey training centres to tailored live, virtual, and constructive solutions at government-owned locations. We are everywhere our customers need us to be with a global network and local expertise to deliver training efficacy at all proficiency levels. At the CAE Dothan Training Center in Alabama, U.S. Army fixed-wing candidates enter initial training, while the U.S. Air Force (USAF) initial entry training is maintained at CAE’s Pueblo Training Center in Colorado. Outside of the U.S., we provide basic and advanced flight training at NATO Flight Training Centres across multiple sites in Canada. Leveraging our expertise and strategic partnerships, we also support training in Europe with the International Flight Training School in Italy, a joint venture with Leonardo, along with providing ab initio training for the German Air Force at CAE’s Bremen Training Centre in Germany and a site in Montpellier, France.

8 I CAE Financial Report 2025

Management’s Discussion and Analysis

As a collaborative partner of industry and government, we enhance customer readiness and mitigate challenges to enable rapid modernization. New generational platforms and programs are rapidly transforming global training and require adaptive approaches to advance defence force readiness. We are essential partners for generational programs like Canada’s Future Aircrew Training (FAcT) through SkyAlyne our joint venture with KF Aerospace, the MQ-9B SkyGuardian® Remotely Piloted Aircraft Systems (RPAS) with General Atomics Aeronautical Systems, Inc. as well as the Bell Textron’s tiltrotor aircraft for the U.S. Army Future Long Range Assault Aircraft. This year, CAE has been identified as a strategic partner to the Government of Canada to work with the Royal Canadian Air Force to design and co-develop the Future Fighter Lead-in Training program. We continue to create opportunities through partnerships with Lockheed Martin on global C-130 training solutions, Boeing to support mission-critical platforms like the P-8 and CH-47 and our role as the Authorized Training Provider for Bombardier’s Global 6500 supporting the High Accuracy Detection and Exploitation System. The increasing complexities of contracts and systems drive the industry toward collaboration as we continue to leverage our strategic relationships and culture of innovation to meet the ever-changing market landscape.

The mission readiness of defence and security forces requires connecting customers, platforms and locations in a secured multi‑domain environment for training and rehearsal. A real-time enterprise network, like the USAF Simulators Common Architecture Requirements and Standards (SCARS), is critical in enhancing operational test and training infrastructure and supporting distributed mission training and multi-domain operations. We lead the integration and standardization of aircraft simulators on SCARS to operate and train together in a strict cyber secure environment. Leveraging our expertise on SCARS and other programs like Flight School Training Support Services for the U.S. Army and the Platforms and Systems Training Contract for the Royal Australian Navy, we address the vast complexity and scale of digital environments, empower decision-makers at every level and advance the rigor of data‑driven capabilities and assessments so that our customers stay ahead of the evolving security landscape.

We believe the Defense and Security segment is positioned as a strategic partner to achieve transformational digital training solutions, next-generation situational awareness, and multi-domain operations. We estimate our addressable defence market across all five domains to be more than $15 billion.

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following;
–Accelerated defence spending as a reflection of heightened geopolitical tensions;
–Expected stable demand on enduring platforms and increased opportunities on next-generation systems;
–Maximization of efficiencies through outsourced training and support services;
–Increased industry competition straining military aviation recruitment, training and retention;
–Demand for integrated network training systems to support multi-domain conflict;
–Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact.

Accelerated defence spending as a reflection of heightened geopolitical tensions
According to the International Institute for Strategic Studies, global military expenditures increased by 7% in 2024, reaching US$2.5 trillion. European defence expenditure grew by 12% reaching US$457 billion in 2024, the 10th year of consecutive growth following the conflict in Ukraine. Projected increases in European defence spending for 2025 and beyond are driven by several new initiatives. The European Commission, the European Union's executive body based in Brussels, is planning to offer loans amounting to approximately €150 billion to support military expenditures by member states. These loans are anticipated to facilitate around €800 billion in new military investments. Similarly, in Canada, defence expenditure grew by 12% in 2024, reaching US$27 billion. This growth may accelerate further as Canadian officials have signaled an increase in defence expenditure as a percentage of GDP to reach 2% by 2027, ahead of the current timeline of 2032. The U.S. experienced a 5% increase from 2023 to 2024. In the Middle East and North African regions, annual defence spending increased by 10%. Defence spending increased in Asia by 4%.

Expected stable demand on enduring platforms and increased opportunities on next-generation systems
We maintain a robust recurring business from our strong presence in enduring platforms, including long-term service contracts. Defence forces in mature markets are maximizing the potential of their existing platforms through upgrades, updates, and life extension programs of existing assets, which presents opportunities for simulator upgrades and training support services. Additionally, there is significant demand for enduring platforms such as the C-130, P-8, F-16, C295, MH-60R, NH90 and MQ-9 in global defence markets, necessitating new training systems and services. As defence forces gear up for next-generation platforms and increasingly engage in collaborative operations between manned and unmanned systems, opportunities continue to expand. Our global footprint with key defence customers and strategic partnerships with OEM providers such as Boeing, Lockheed Martin and Bell Textron uniquely position us to support next-generation platforms, and facilitate a smooth transition from current to future training frameworks.

Maximization of efficiencies through outsourced training and support services
Defence forces and governments are continually exploring ways to improve efficiency and bolster readiness, enabling active‑duty personnel to concentrate on operational needs. A notable trend among defence forces is the outsourcing of various training and operational support services, including military training through flight training organizations. This strategy enhances throughput, making training programs more effective and scalable to accommodate a greater number of trainees. We expect this trend to persist, aligning with our long‑term strategy to expand recurring service offerings. We believe governments will increasingly turn to industry partners for training and operational support solutions, seeking faster delivery, reduced capital investment requirements, and improved readiness levels.

CAE Financial Report 2025 I 9

Management’s Discussion and Analysis

Increased industry competition straining military aviation recruitment, training and retention
The strong demand from the civil commercial and business aviation sectors have affected the recruitment, training and retention of military pilots. This challenge has prompted defence forces to explore various initiatives aimed at mitigating the pilot shortage, including modernization efforts focused on innovative training methods. Consequently, defence forces are evaluating the possibility of outsourcing instructor pilot roles and incorporating new technologies that improve the effectiveness and efficiency of pilot training. This approach not only increases training capacity but also opens new opportunities for our products, services and solutions.

Demand for integrated network training systems to support multi-domain conflict
The changing geopolitical landscape and the need to prepare for a peer adversary, coupled with constraints in personnel and budget, have led defence forces worldwide to consider outsourcing the development, management and delivery of the training systems necessary for today’s complex operational environments. Increasingly, defence forces are considering a more integrated and holistic training approach across all domains. Defence forces seek to enhance efficiency, achieve cost savings, and foster integration and immersive training across multi-domain operations. As a training systems integrator, we utilize our leadership expertise to enhance enterprise training networks and provide comprehensive solutions that improve operational test and training infrastructure and supporting distributed mission training and multi‑domain operations.

Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact
A key factor driving our expertise and capabilities is the growing adoption of synthetic environments across the defence community. More defence forces and governments are integrating synthetic environments into their training strategies to improve training effectiveness, reduce operational demands on platforms, mitigate risks associated with training and substantially lower costs. Additionally, synthetic training solutions help decrease our customers’ environmental impact by offering a safer alternative for multi‑domain training, significantly reducing the carbon footprint compared to traditional live training. Furthermore, when combined with AI and cloud computing, these digitally immersive synthetic environments serve as valuable tools for planning, course of action analysis, and mission support.

4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the two main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

			Increase /
As at March 31	2025	2024	(decrease)
U.S. dollar (US$ or USD)	1.44	1.35	7%
Euro (€ or EUR)	1.55	1.46	6%

We used the average quarterly and yearly foreign exchange rates below to value our revenues and expenses throughout the following periods:

			Increase /			Increase /
	Q4-2025	Q4-2024	(decrease)	FY2025	FY2024	(decrease)
U.S. dollar (US$ or USD)	1.43	1.35	6%	1.39	1.35	3%
Euro (€ or EUR)	1.51	1.46	3%	1.49	1.46	2%

For the three months ended March 31, 2025, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $50.0 million and an increase in adjusted segment operating income of $9.5 million, when compared to fiscal 2024. For fiscal 2025, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $97.4 million and an increase in adjusted segment operating income of $14.7 million, when compared to fiscal 2024. We calculated this by translating the current year’s foreign currency revenue and net income of our foreign operations using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results. You will find more details about our foreign exchange exposure and hedging strategies in Section 11 "Business risk and uncertainty" of this MD&A. A sensitivity analysis for foreign currency risk is included in Note 32 of our consolidated financial statements.

10 I CAE Financial Report 2025

Management’s Discussion and Analysis

5.     CONSOLIDATED RESULTS
5.1       Results from operations – fourth quarter of fiscal 2025

(amounts in millions, except per share amounts)		Q4-2025	Q3-2025	Q2-2025	Q1-2025	Q4-2024
Continuing operations
Revenue		$1,275.4	1,223.4	1,136.6	1,072.5	1,126.3
Cost of sales		$884.7	883.8	845.5	793.8	844.8
Gross profit		$390.7	339.6	291.1	278.7	281.5
As a % of revenue[2]	%	30.6	27.8	25.6	26.0	25.0
Research and development expenses		$21.4	28.7	37.2	35.9	41.7
Selling, general and administrative expenses		$164.1	140.2	127.6	133.5	138.1
Other (gains) and losses		$(9.6)	(0.1)	(2.7)	(0.9)	36.3
After-tax share in profit of equity accounted investees		$(25.1)	(19.2)	(20.0)	(24.0)	(24.6)
Restructuring, integration and acquisition costs		$—	—	30.9	25.6	55.0
Gain on remeasurement of previously held equity interest		$—	(72.6)	—	—	—
Impairment of goodwill		$—	—	—	—	568.0
Operating income (loss)		$239.9	262.6	118.1	108.6	(533.0)
As a % of revenue[2]	%	18.8	21.5	10.4	10.1	—
Finance expense – net		$56.5	56.6	52.9	49.5	52.4
Earnings (loss) before income taxes		$183.4	206.0	65.2	59.1	(585.4)
Income tax expense (recovery)		$45.2	34.8	10.4	8.3	(80.6)
As a % of earnings before income taxes
(effective tax rate)%		25	17	16	14	14
Net income (loss) from continuing operations		$138.2	171.2	54.8	50.8	(504.8)
Net income from discontinued operations		$—	—	—	—	20.5
Net income (loss)		$138.2	171.2	54.8	50.8	(484.3)
Attributable to:
Equity holders of the Company		$135.9	168.6	52.5	48.3	(484.2)
Non-controlling interests		$2.3	2.6	2.3	2.5	(0.1)
		$138.2	171.2	54.8	50.8	(484.3)
EPS attributable to equity holders of the Company
Basic and diluted – continuing operations		$0.42	0.53	0.16	0.15	(1.58)
Basic and diluted – discontinued operations		$—	—	—	—	0.06

Adjusted segment operating income[2]		$258.8	190.0	149.0	134.2	125.7
Adjusted net income[2]		$149.6	91.9	76.2	67.8	38.7
Adjusted EPS[2]		$0.47	0.29	0.24	0.21	0.12

Revenue was $1,275.4 million this quarter, $149.1 million or 13% higher compared to the fourth quarter of fiscal 2024
Revenue variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2025	2024	Variance $	Variance %
Civil Aviation	$728.4	$700.8	$27.6	4%
Defense and Security	547.0	425.5	121.5	29%
Revenue	$1,275.4	$1,126.3	$149.1	13%

You will find more details in Section 6 "Results by segment" of this MD&A.

2 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 13.1 “Non-IFRS and other financial measure definitions" and Section 13.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2025 I 11

Management’s Discussion and Analysis

Gross profit was $390.7 million this quarter, $109.2 million or 39% higher compared to the fourth quarter of fiscal 2024
Gross profit was $390.7 million this quarter (30.6% of revenue) compared to $281.5 million (25.0% of revenue) in the fourth quarter of fiscal 2024. Gross profit variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2025	2024	Variance $	Variance %
Civil Aviation	$272.4	$270.8	$1.6	1%
Defense and Security	118.3	10.7	107.6	1,006%
Gross profit	$390.7	$281.5	$109.2	39%

You will find more details in Section 6 "Results by segment" of this MD&A.

Operating income was $239.9 million this quarter, $772.9 million higher compared to the fourth quarter of fiscal 2024
Operating income was $239.9 million (18.8% of revenue) this quarter compared to an operating loss of $533.0 million in the fourth quarter of fiscal 2024. This period's operating income included costs related to shareholder matters of $10.6 million and executive management transition costs of $8.3 million. Last year's operating loss included the impairment of goodwill of $568.0 million, the impairment of technology and other non-financial assets of $35.7 million and restructuring, integration and acquisition costs of $55.0 million. Operating income (loss) variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2025	2024	Variance $	Variance %
Civil Aviation	$197.4	$147.0	$50.4	34%
Defense and Security	42.5	(680.0)	722.5
Operating income (loss)	$239.9	$(533.0)	$772.9

Adjusted segment operating income was $258.8 million this quarter, $133.1 million or 106% higher compared to the fourth quarter of fiscal 2024
Adjusted segment operating income was $258.8 million this quarter (20.3% of revenue) compared to $125.7 million (11.2% of revenue) in the fourth quarter of fiscal 2024. Adjusted segment operating income (loss) variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2025	2024	Variance $	Variance %
Civil Aviation	$208.4	$191.4	$17.0	9%
Defense and Security	50.4	(65.7)	116.1
Adjusted segment operating income	$258.8	$125.7	$133.1	106%

You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense - net was $56.5 million this quarter, $4.1 million or 8% higher compared to the fourth quarter of fiscal 2024
Finance expense - net was $56.5 million this quarter, compared to $52.4 million in the fourth quarter of fiscal 2024. The increase was mainly due to higher finance expense on lease liabilities in support of training network expansions and additional finance expense on borrowings to finance the SIMCOM transaction last quarter. The increase was partially offset by lower finance expense on long-term debt due to a decreased level of borrowings during the period aligned with our ongoing deleveraging objectives.

Effective tax rate was 25% this quarter
Income tax expense this quarter amounted to $45.2 million, representing an effective tax rate of 25%, compared to an income tax recovery of $80.6 million for the fourth quarter of fiscal 2024, representing an effective tax rate of 14% last year. The adjusted effective tax rate3 on our adjusted net income was 25% this quarter compared to 47% in the fourth quarter of fiscal 2024. The decrease in the adjusted effective tax rate was mainly attributable to last year's derecognition of tax assets previously recorded in Europe and the change in the mix of income from various jurisdictions.

3 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 13.1 “Non-IFRS and other financial measure definitions" and Section 13.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
12 I CAE Financial Report 2025

Management’s Discussion and Analysis

5.2       Results from operations – fiscal 2025

(amounts in millions, except per share amounts)		FY2025	FY2024
Continuing operations
Revenue		$4,707.9	4,282.8
Cost of sales		$3,407.8	3,128.3
Gross profit		$1,300.1	1,154.5
As a % of revenue	%	27.6	27.0
Research and development expenses		$123.2	149.8
Selling, general and administrative expenses		$565.4	535.0
Other (gains) and losses		$(13.3)	27.9
After-tax share in profit of equity accounted investees		$(88.3)	(72.2)
Restructuring, integration and acquisition costs		$56.5	131.4
Gain on remeasurement of previously held equity interest		$(72.6)	—
Impairment of goodwill		$—	568.0
Operating income (loss)		$729.2	(185.4)
As a % of revenue	%	15.5	—
Finance expense – net		$215.5	205.0
Earnings (loss) before income taxes		$513.7	(390.4)
Income tax expense (recovery)		$98.7	(72.8)
As a % of earnings before income taxes (effective tax rate)%		19	19
Net income (loss) from continuing operations		$415.0	(317.6)
Net income from discontinued operations		$—	21.3
Net income (loss)		$415.0	(296.3)
Attributable to:
Equity holders of the Company		$405.3	(304.0)
Non-controlling interests		$9.7	7.7
		$415.0	(296.3)
EPS attributable to equity holders of the Company
Basic and diluted – continuing operations		$1.27	(1.02)
Basic and diluted – discontinued operations		$—	0.07

Adjusted segment operating income		$732.0	549.7
Adjusted net income		$385.5	276.8
Adjusted EPS		$1.21	0.87

Revenue was $4,707.9 million this year, $425.1 million or 10% higher compared to last year
Revenue variances by segment were as follows:

(amounts in millions)
Years ended March 31	2025	2024	Variance $	Variance %
Civil Aviation	$2,709.3	$2,435.8	$273.5	11%
Defense and Security	1,998.6	1,847.0	151.6	8%
Revenue	$4,707.9	$4,282.8	$425.1	10%

You will find more details in Section 6 "Results by segment" of this MD&A.

CAE Financial Report 2025 I 13

Management’s Discussion and Analysis

Gross profit was $1,300.1 million this year, $145.6 million or 13% higher compared to last year
Gross profit was $1,300.1 million this year (27.6% of revenue) compared to $1,154.5 million (27.0% of revenue) last year. Gross profit variances by segment were as follows:

(amounts in millions)
Years ended March 31	2025	2024	Variance $	Variance %
Civil Aviation	$883.6	$867.8	$15.8	2%
Defense and Security	416.5	286.7	129.8	45%
Gross profit	$1,300.1	$1,154.5	$145.6	13%

You will find more details in Section 6 "Results by segment" of this MD&A.

Operating income was $729.2 million this year, $914.6 million higher compared to last year
Operating income was $729.2 million this year compared to an operating loss of $185.4 million last year. This period's operating income included the gain on fair value remeasurement of SIMCOM of $72.6 million, costs related to shareholder matters of $10.6 million, executive management transition costs of $8.3 million and restructuring, integration and acquisition costs of $56.5 million. Last year's operating loss included the impairment of goodwill of $568.0 million, the impairment of technology and other non-financial assets of $35.7 million and restructuring, integration and acquisition costs of $131.4 million. Operating income (loss) variances by segment were as follows:

(amounts in millions)
Years ended March 31	2025	2024	Variance $	Variance %
Civil Aviation	$605.3	$442.0	$163.3	37%
Defense and Security	123.9	(627.4)	751.3
Operating income (loss)	$729.2	$(185.4)	$914.6

You will find more details on the reconciliation between operating income and adjustment segmented operating income in Section 13.3 "Non-IFRS measure reconciliations" of this MD&A.

Adjusted segment operating income was $732.0 million this year, $182.3 million or 33% higher compared to last year
Adjusted segment operating income was $732.0 million this year (15.5% of revenue) compared to $549.7 million (12.8% of revenue) last year. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Years ended March 31	2025	2024	Variance $	Variance %
Civil Aviation	$581.5	$548.9	$32.6	6%
Defense and Security	150.5	0.8	149.7	18,713%
Adjusted segment operating income	$732.0	$549.7	$182.3	33%
You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense - net was $215.5 million this year, $10.5 million or 5% higher compared to last year
Finance expense - net was $215.5 million, $10.5 million higher compared to the same period last year. The increase was mainly due to higher finance expense on lease liabilities in support of training network expansions and additional finance expense on borrowings to finance the SIMCOM transaction last quarter, partially offset by lower finance expense on long-term debt due to a decreased level of borrowings during the period aligned with our ongoing deleveraging objectives.

Effective tax rate was 19% this year
Income tax expense this year amounted to $98.7 million, representing an effective tax rate of 19% compared to an income tax recovery of $72.8 million for the same period last year, representing an effective tax rate of 19%. The adjusted effective tax rate on our adjusted net income was 23% this year compared to 17% last year. The increase in the adjusted effective tax rate was mainly attributable to the change in the mix of income from various jurisdictions, last year's recognition of previously unrecognized deferred tax assets in relation to the statutory combination of certain foreign operations and the income tax benefit resulting from the tax court decision in the in the first quarter of fiscal 2024, partially offset by the last year's derecognition of tax assets previously recorded in Europe.

As at March 31, 2025, various countries where CAE operates have enacted the global minimum top-up income tax under Pillar Two tax legislation into domestic tax legislation. This enactment had no material impact on our overall income tax expense nor on the effective tax rate.
14 I CAE Financial Report 2025

Management’s Discussion and Analysis

5.3       Restructuring, integration and acquisition costs

	FY2025	FY2024	Q4-2025	Q4-2024
Integration and acquisition costs	$11.5	$79.9	$—	$15.0
Severances and other employee related costs	33.9	31.2	—	19.7
Impairment of non-financial assets - net	5.2	19.2	—	19.2
Other costs	5.9	1.1	—	1.1
Total restructuring, integration and acquisition costs	$56.5	$131.4	$—	$55.0

During the fourth quarter of fiscal 2024, we announced that we would streamline our operating model and portfolio, optimize our cost structure and create efficiencies. This restructuring program was completed in the second quarter of fiscal 2025. In fiscal 2025, costs related to this restructuring program totalled $40.6 million and included $29.4 million of severances and other employee related costs and $5.2 million of impairment of non-financial assets. Impairment of non-financial assets primarily included the impairment of property, plant and equipment, intangible assets and right‑of‑use assets related to the termination of certain product offerings within the Civil Aviation segment.

In the second quarter of fiscal 2025, the integration activities associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) were completed. For the year ended March 31, 2025, restructuring, integration and acquisition costs associated with AirCentre amounted to $15.9 million (2024 – $76.8 million).

5.4       Gain on remeasurement of previously held equity interest
Gain on fair value remeasurement of SIMCOM
On November 5, 2024, we increased our ownership stake in our existing SIMCOM joint venture, obtaining control of the entity. Prior to acquiring control, our 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value with any difference compared to the carrying value to be recognized as a gain or loss in our income statement, as well as the derecognition of a portion of Civil Aviation's goodwill, based on the relative fair value of the previously held equity interest in SIMCOM compared to the cash generating unit included in the Civil Aviation segment. As a result, we recorded a net remeasurement gain of $72.6 million, including the derecognition of goodwill and associated cumulative foreign exchange differences of $29.4 million and $7.7 million, respectively, and other costs of $5.3 million.

You will find more details in Section 9 "Business combinations" of this MD&A.

5.5       Shareholder matters
In December 2024, we received a public letter from shareholder Browning West, LP requesting that CAE's Board of Directors (Board) engage with them on the recruitment process to identify our next Chief Executive Officer (CEO). In February 2025, we announced changes to our Board that included the appointment of four new directors and the concurrent retirement of four directors, including the Chair of the Board. In connection with these changes, we entered into a customary nomination rights agreement with the Caisse de dépôt et placement du Québec, one of our largest shareholders, and a customary cooperation and standstill agreement with Browning West, LP.

During fiscal 2025, we incurred one-time costs of approximately $10.6 million related to the above shareholder matters, consisting primarily of external advisory fees. These costs are recorded in selling, general and administrative expenses.

5.6       Executive management transition costs
In November 2024, the Company announced its CEO succession plan whereby the current CEO will be leaving the Company at the Annual General Meeting in August 2025. The CEO's terms of departure were finalized during the fourth quarter of fiscal 2025 and include non-compete and non-solicitation covenants, as well as other terms that are generally consistent with the previously agreed-upon employment arrangement which will remain in force until the departure date.

During fiscal 2025, the Company incurred approximately $8.3 million of executive management transition costs, including $6.3 million related to the CEO's terms of departure, representing accrued expenses not yet paid to the current CEO, and $2.0 million of other costs consisting primarily of external advisor fees. These costs are recorded in selling, general and administrative expenses.
CAE Financial Report 2025 I 15

Management’s Discussion and Analysis

5.7       Consolidated adjusted order intake and adjusted backlog

Adjusted backlog4 65% higher compared to last year

	Civil Aviation		Defense and Security		Total
(amounts in millions)	FY2025	FY2024	FY2025	FY2024	FY2025	FY2024
Obligated backlog[4], beginning of period	$6,107.5	$5,555.2	$3,407.8	$3,406.7	$9,515.3	$8,961.9
+ adjusted order intake	3,717.4	3,025.5	3,986.1	1,911.9	7,703.5	4,937.4
- revenue	(2,709.3)	(2,435.8)	(1,998.6)	(1,847.0)	(4,707.9)	(4,282.8)
+ / - adjustments	1,049.4	(37.4)	168.2	(63.8)	1,217.6	(101.2)
Obligated backlog, end of period	$8,165.0	$6,107.5	$5,563.5	$3,407.8	$13,728.5	$9,515.3
Joint venture backlog[4] (all obligated)	681.6	332.9	3,681.7	131.2	4,363.3	464.1
Unfunded backlog and options[4]	—	—	2,050.4	2,204.5	2,050.4	2,204.5
Adjusted backlog	$8,846.6	$6,440.4	$11,295.6	$5,743.5	$20,142.2	$12,183.9

	Civil Aviation		Defense and Security		Total
(amounts in millions)	Q4-2025	Q4-2024	Q4-2025	Q4-2024	Q4-2025	Q4-2024
Obligated backlog, beginning of period	$8,089.4	$5,871.9	$5,436.3	$3,128.2	$13,525.7	$9,000.1
+ adjusted order intake	741.8	832.1	595.7	718.4	1,337.5	1,550.5
- revenue	(728.4)	(700.8)	(547.0)	(425.5)	(1,275.4)	(1,126.3)
+ / - adjustments	62.2	104.3	78.5	(13.3)	140.7	91.0
Obligated backlog, end of period	$8,165.0	$6,107.5	$5,563.5	$3,407.8	$13,728.5	$9,515.3
Joint venture backlog (all obligated)	681.6	332.9	3,681.7	131.2	4,363.3	464.1
Unfunded backlog and options	—	—	2,050.4	2,204.5	2,050.4	2,204.5
Adjusted backlog	$8,846.6	$6,440.4	$11,295.6	$5,743.5	$20,142.2	$12,183.9

The book-to-sales ratio for the quarter was 1.05x. The ratio for the last 12 months was 1.64x.

You will find more details in Section 6 "Results by segment" of this MD&A.

4 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 13.1 “Non-IFRS and other financial measure definitions" and Section 13.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
16 I CAE Financial Report 2025

Management’s Discussion and Analysis

6.     RESULTS BY SEGMENT
We manage our business and report our results in two segments:
–Civil Aviation;
–Defense and Security.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

6.1       Civil Aviation

FINANCIAL RESULTS

(amounts in millions)		FY2025	FY2024	Q4-2025	Q3-2025	Q2-2025	Q1-2025	Q4-2024
Revenue		$2,709.3	2,435.8	728.4	752.6	640.7	587.6	700.8
Gross profit		$883.6	867.8	272.4	234.2	189.3	187.7	270.8
As a % of revenue	%	32.6	35.6	37.4	31.1	29.5	31.9	38.6
Operating income		$605.3	442.0	197.4	223.4	94.7	89.8	147.0
Adjusted segment operating income		$581.5	548.9	208.4	150.8	115.9	106.4	191.4
As a % of revenue[5]	%	21.5	22.5	28.6	20.0	18.1	18.1	27.3
Depreciation and amortization		$312.4	272.0	84.3	80.1	74.7	73.3	69.9
Property, plant and equipment
expenditures		$229.7	225.8	62.6	58.4	37.0	71.7	58.0
Intangible asset expenditures		$66.6	109.5	13.9	12.8	17.2	22.7	33.1
Capital employed[5]		$5,894.3	4,871.7	5,894.3	5,774.3	5,143.0	5,086.0	4,871.7
Adjusted backlog		$8,846.6	6,440.4	8,846.6	8,798.7	6,663.1	6,585.3	6,440.4

Supplementary non-financial information
Simulator equivalent unit		286	272	298	292	276	279	279
FFSs in CAE's network		363	343	363	362	355	349	343
Utilization rate	%	74	76	75	76	70	76	78
FFS deliveries		61	47	15	20	18	8	17

Revenue was $728.4 million this quarter, $27.6 million or 4% higher compared to the fourth quarter of fiscal 2024
The increase compared to the fourth quarter of fiscal 2024 was mainly due to the consolidation into our results of SIMCOM following the increase of our ownership stake last quarter, higher revenue from airline operations digital solutions and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by lower revenue recognized from simulator sales, lower revenue from simulator lifecycle support services and lower revenue from commercial aviation training driven by lower utilization on reduced initial training demand.

Revenue was $2,709.3 million this year, $273.5 million or 11% higher compared to last year
The increase compared to last year was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries, the consolidation into our results of SIMCOM following the increase of our ownership stake last quarter, higher revenue from business training services driven by higher business utilization from increased volume from recently deployed simulators and a more favourable sales mix, and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by lower revenue from commercial aviation training driven by lower utilization on reduced initial training demand.

Gross profit was $272.4 million this quarter, stable compared to the fourth quarter of fiscal 2024
Gross profit was $272.4 million (37.4% of revenue) this quarter, compared to $270.8 million (38.6% of revenue) in the fourth quarter of fiscal 2024. Increases arising from the consolidation into our results of SIMCOM following the increase of our ownership stake last quarter and the foreign exchange impact on the translation of our foreign operations were offset by a lower contribution from simulator sales and a lower contribution from commercial aviation training driven by lower commercial utilization on reduced initial training demand.

5 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 13.1 “Non-IFRS and other financial measure definitions" and Section 13.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2025 I 17

Management’s Discussion and Analysis

Gross profit was $883.6 million this year, $15.8 million or 2% higher compared to last year
Gross profit was $883.6 million (32.6% of revenue) this year, compared to $867.8 million (35.6% of revenue) last year. The increase compared to last year was mainly due to the consolidation into our results of SIMCOM following the increase of our ownership stake last quarter, a higher contribution from business training services, driven by higher business utilization from increased volume from recently deployed simulators and a more favorable sales mix, and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by a lower contribution from commercial training services, driven by a less favorable sales mix and lower commercial utilization on reduced initial training demand and a lower contribution from airline operations digital solutions.

Adjusted segment operating income was $208.4 million this quarter, $17.0 million or 9% higher compared to the fourth quarter of fiscal 2024
Adjusted segment operating income was $208.4 million (28.6% of revenue) this quarter, compared to $191.4 million (27.3% of revenue) in the fourth quarter of fiscal 2024. The increase compared to the fourth quarter of fiscal 2024 was mainly due to the consolidation into our results of SIMCOM following the increase of our ownership stake last quarter, lower net research and development costs, a gain on disposal of property, plant and equipment recognized this quarter, and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by a lower contribution from simulator sales and a lower contribution from commercial aviation training driven by lower commercial utilization on reduced initial training demand.

Adjusted segment operating income was $581.5 million this year, $32.6 million or 6% higher compared to last year
Adjusted segment operating income was $581.5 million (21.5% of revenue) this year, compared to $548.9 million (22.5% of revenue) last year. The increase compared to last year was mainly due to the consolidation into our results of SIMCOM following the increase of our ownership stake last quarter, a higher contribution from business training services, driven by higher business utilization from increased volume from recently deployed simulators and a more favorable sales mix, higher profitability in our joint ventures, a gain on disposal of property, plant and equipment recognized this quarter, and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by a lower contribution from commercial training services, driven by a less favorable sales mix and lower commercial utilization on reduced initial training demand and a lower contribution from airline operations digital solutions.

You will find more details on the reconciliation between operating income and adjustment segmented operating income in Section 13.3 "Non-IFRS measure reconciliations" of this MD&A.

Property, plant and equipment expenditures were $62.6 million this quarter and $229.7 million for the year
Growth capital expenditures were $46.3 million for the quarter and $164.6 million for the year. Maintenance capital expenditures were $16.3 million for the quarter and $65.1 million for the year.

Capital employed increased by $120.0 million compared to last quarter and by $1,022.6 million compared to last year
The increase compared to last quarter was mainly due to movements in foreign exchange rates, a higher investment in equity accounted for investees, and higher property plant and equipment.

The increase compared to last year was mainly due to the consolidation of SIMCOM following the increase of our ownership stake last quarter, resulting in an increase in intangible assets, property, plant and equipment and right-of-use assets, and a decrease in investment in equity accounted investees. The increase was further due to movements in foreign exchange rates, property plant and equipment and a higher investment in equity accounted investees, partially offset by a lower investment in non-cash working capital.

Adjusted backlog up 37% compared to last year

(amounts in millions)	Q4-2025	Q4-2024	FY2025	FY2024
Obligated backlog, beginning of period	$8,089.4	$5,871.9	$6,107.5	$5,555.2
+ adjusted order intake	741.8	832.1	3,717.4	3,025.5
- revenue	(728.4)	(700.8)	(2,709.3)	(2,435.8)
+ / - adjustments	62.2	104.3	1,049.4	(37.4)
Obligated backlog, end of period	$8,165.0	$6,107.5	$8,165.0	$6,107.5
Joint venture backlog (all obligated)	681.6	332.9	681.6	332.9
Adjusted backlog	$8,846.6	$6,440.4	$8,846.6	$6,440.4

Adjusted order intake included contracts for 14 full-flight simulators (FFSs) sold in the quarter, bringing the FFS order intake for the year of the fiscal year to 56 FFSs.

Fiscal 2025 adjustments were mainly due to the inclusion of SIMCOM's backlog into obligated backlog following the increase of our ownership stake last quarter and foreign exchange movements, partially offset by the revaluation of prior year contracts and contract cancellations.

This quarter's book-to-sales ratio was 1.02x. The ratio for the last 12 months was 1.37x.

18 I CAE Financial Report 2025

Management’s Discussion and Analysis

6.2       Defense and Security

FINANCIAL RESULTS

(amounts in millions)		FY2025	FY2024	Q4-2025	Q3-2025	Q2-2025	Q1-2025	Q4-2024
Revenue		$1,998.6	1,847.0	547.0	470.8	495.9	484.9	425.5
Gross profit		$416.5	286.7	118.3	105.4	101.8	91.0	10.7
As a % of revenue	%	20.8	15.5	21.6	22.4	20.5	18.8	2.5
Operating income (loss)		$123.9	(627.4)	42.5	39.2	23.4	18.8	(680.0)
Adjusted segment operating
income (loss)		$150.5	0.8	50.4	39.2	33.1	27.8	(65.7)
As a % of revenue	%	7.5	—	9.2	8.3	6.7	5.7	—
Depreciation and amortization		$102.3	96.7	26.2	26.2	25.4	24.5	26.3
Property, plant and equipment
expenditures		$126.5	102.3	46.4	39.2	20.0	20.9	33.3
Intangible asset expenditures		$21.3	26.4	3.7	4.5	7.2	5.9	8.0
Capital employed		$1,991.3	2,041.2	1,991.3	2,041.8	2,035.1	2,110.0	2,041.2
Adjusted backlog		$11,295.6	5,743.5	11,295.6	11,481.0	11,378.1	10,392.6	5,743.5

Revenue was $547.0 million this quarter, $121.5 million or 29% higher compared to the fourth quarter of fiscal 2024
The increase compared to the fourth quarter of fiscal 2024 was mainly due to last year's impact on revenue of unfavourable profit adjustments on the Legacy Contracts (defined in Additional information pertaining to Defense and Security contracts). The increase was also due to higher revenue on our North American programs and the foreign exchange impact on the translation of our foreign operations.

Revenue was $1,998.6 million this year, $151.6 million or 8% higher compared to last year
The increase compared to last year was mainly due to higher revenue on our North American and European programs, last year's impact on revenue of unfavourable profit adjustments on the Legacy Contracts, and the foreign exchange impact on the translation of our foreign operations.

Gross profit was $118.3 million this quarter, $107.6 million or 1,006% higher compared to the fourth quarter of fiscal 2024
Gross profit was $118.3 million (21.6% of revenue) this quarter, compared to $10.7 million (2.5% of revenue) in the fourth quarter of fiscal 2024. The increase compared to the fourth quarter of fiscal 2024 was mainly due to last year's impact of unfavourable profit adjustments on the Legacy Contracts of $90.3 million, higher activity on our North American programs and the foreign exchange impact on the translation of our foreign operations.

Gross profit was $416.5 million this year, $129.8 million or 45% higher compared to last year
Gross profit was $416.5 million (20.8% of revenue) this year, compared to $286.7 million (15.5% of revenue) last year. The increase compared to last year was mainly due to last year's impact of unfavourable profit adjustments on the Legacy Contracts of $90.3 million, higher activity and profitability on our North American and European programs and the foreign exchange impact on the translation of our foreign operations.

Adjusted segment operating income was $50.4 million this quarter, $116.1 million higher compared to the fourth quarter of fiscal 2024
Adjusted segment operating income was $50.4 million (9.2% of revenue) this quarter, compared to an adjusted segment operating loss of $65.7 million in the fourth quarter of fiscal 2024. The increase of $116.1 million compared to the fourth quarter of fiscal 2024 was mainly due to last year's impact of unfavourable profit adjustments on the Legacy Contracts of $90.3 million, lower net research and development expenses, including accelerated government contributions received, higher profitability and activity on our North American programs, higher profitability in our joint ventures, and the foreign exchange impact on the translation of our foreign operations. The increase was partially offset by higher selling, general and administrative expense.

Adjusted segment operating income was $150.5 million this year, $149.7 million or 18,713% higher compared to last year
Adjusted segment operating income was $150.5 million (7.5% of revenue) this year, compared to $0.8 million last year. The increase of $149.7 million compared to last year was mainly due to last year's impact of unfavourable profit adjustments on the Legacy Contracts of $90.3 million, higher profitability and activity on our North American and European programs, lower net research and development expenses, including accelerated government contributions received and the recognition of previously unrecognized investment tax credits last quarter, and higher profitability in our joint ventures.

You will find more details on the reconciliation between operating income and adjusted segmented operating income in Section 13.3 "Non-IFRS measure reconciliations" of this MD&A.

CAE Financial Report 2025 I 19

Management’s Discussion and Analysis

Property, plant and equipment expenditures were $46.4 million this quarter and $126.5 million for the year
Growth capital expenditures were $35.1 million for the quarter and $107.4 million for the year. Maintenance capital expenditures were $11.3 million for the quarter and $19.1 million for the year.

Capital employed decreased by $50.5 million compared to last quarter and decreased by $49.9 million compared to last year
The decrease compared to last quarter was mainly due to a lower investment in non-cash working capital, partially offset by higher property, plant and equipment. The lower investment in non-cash working capital primarily resulted from higher accounts payable and accrued liabilities and lower contract assets, partially offset by higher accounts receivable.

The decrease compared to last year was mainly due to a lower investment in non-cash working capital, partially offset by movements in foreign exchange rates and higher property, plant and equipment. The lower investment in non-cash working capital primarily resulted from higher contract liabilities, lower contract assets, higher accounts payable and accrued liabilities and lower accounts receivable.

Additional information pertaining to Defense and Security contracts
Within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. For further details, refer to Section 11 “Business risk and uncertainty” of this MD&A. While these risks can often be managed or mitigated, there were eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts). Although only a small fraction of the current business, they have disproportionately impacted overall Defense and Security profitability. During the year, we completed three of the Legacy Contracts.

For the fourth quarter of fiscal 2025, the ongoing execution of the Legacy Contracts had a dilutive impact of approximately 0.7% on the Defense and Security adjusted segment operating income margin and 0.5% for fiscal 2025. Management is continuing to monitor the remaining Legacy Contracts as a separate group and will take appropriate measures as may be necessary in the future to mitigate the cost pressures associated with them.

Adjusted backlog up 97% compared to last year

(amounts in millions)	Q4-2025	Q4-2024	FY2025	FY2024
Obligated backlog, beginning of period	$5,436.3	$3,128.2	$3,407.8	$3,406.7
+ adjusted order intake	595.7	718.4	3,986.1	1,911.9
- revenue	(547.0)	(425.5)	(1,998.6)	(1,847.0)
+ / - adjustments	78.5	(13.3)	168.2	(63.8)
Obligated backlog, end of period	$5,563.5	$3,407.8	$5,563.5	$3,407.8
Joint venture backlog (all obligated)	3,681.7	131.2	3,681.7	131.2
Unfunded backlog and options	2,050.4	2,204.5	2,050.4	2,204.5
Adjusted backlog	$11,295.6	$5,743.5	$11,295.6	$5,743.5

Fiscal 2025 adjustments were mainly due to foreign exchange movements and the revaluation of prior year contracts, partially offset by contract cancellations.

This quarter's book-to-sales ratio was 1.09x. The ratio for the last 12 months was 1.99x.

In fiscal 2025, $480.0 million was added to the unfunded backlog and $607.9 million was transferred to obligated backlog.

Canada's Future Aircrew Training (FAcT) Program
During the first quarter of fiscal 2025, $4.7 billion was added to joint venture backlog in relation to CAE's share of the award of a 25‑year contract for the FAcT program to SkyAlyne, a joint venture between CAE and KF Aerospace, to design, develop, and deliver a comprehensive training and support system, including live flying, simulation, ground school training, and a suite of in-service support functions.

During the second quarter of fiscal 2025, $1.7 billion was added to adjusted order intake following CAE's award of a 25-year subcontract from SkyAlyne to support the FAcT program. As part of this subcontract, CAE will initially develop and deliver a range of simulators and training devices for the various aircraft fleets being procured under the FAcT program. These training devices are expected to be delivered over the next 5 years.

Joint venture backlog is adjusted to exclude any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog. Therefore, approximately $850 million was removed from joint venture backlog as a result of the $1.7 billion subcontract awarded to CAE by its joint venture, SkyAlyne, in the second quarter of fiscal 2025.
20 I CAE Financial Report 2025

Management’s Discussion and Analysis

7.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1       Consolidated cash movements

(amounts in millions)	FY2025	FY2024	Q4-2025	Q4-2024
Cash provided by operating activities*	$699.4	$438.8	$233.8	$46.7
Changes in non-cash working capital	197.1	128.1	88.9	168.5
Net cash provided by operating activities	$896.5	$566.9	$322.7	$215.2
Maintenance capital expenditures[6]	(84.2)	(102.5)	(27.6)	(23.2)
Intangible assets expenditures excluding capitalized development costs	(20.9)	(33.4)	(3.8)	(7.6)
Proceeds from the disposal of property, plant and equipment	19.4	4.0	16.1	0.3
Net payments to equity accounted investees	(19.0)	(43.9)	(14.0)	(3.4)
Dividends received from equity accounted investees	28.7	37.1	—	6.8
Other investing activities	(6.6)	(10.2)	(4.0)	(0.8)
Impact of discontinued operations	—	0.2	—	3.8
Free cash flow[6]	$813.9	$418.2	$289.4	$191.1
Growth capital expenditures[6]	(272.0)	(227.3)	(81.4)	(68.5)
Capitalized development costs	(67.0)	(114.5)	(13.8)	(34.5)
Net proceeds from the issuance of common shares	67.1	7.8	16.9	0.2
Repurchase and cancellation of common shares	(21.3)	—	—	—
Business combinations, net of cash acquired	(308.0)	—	—	—
Other cash movements, net	(3.6)	—	(0.1)	(2.2)
Proceeds from disposal of discontinued operations	—	275.3	—	275.3
Effect of foreign exchange rate changes on cash and cash equivalents	19.2	(13.7)	6.7	1.3
Impact of discontinued operations	—	(0.2)	—	(3.8)
Net change in cash before proceeds and repayment of long-term debt	$228.3	$345.6	$217.7	$358.9
* before changes in non-cash working capital

Net cash from operating activities of $322.7 million this quarter
Net cash from operating activities was $107.5 million higher compared to the fourth quarter of fiscal 2024. The increase was mainly due to higher net income adjusted for non-cash items, including last year's impairment of goodwill and other non-financial assets and deferred income taxes, partially offset by a lower contribution from non-cash working capital.

Net cash from operating activities of $896.5 million this year
Net cash from operating activities was $329.6 million higher than last year. The increase was mainly due to higher net income adjusted for non-cash items, including last year's impairment of goodwill and other non-financial assets and deferred income taxes, and a higher contribution from non-cash working capital.

Free cash flow of $289.4 million this quarter
Free cash flow was $98.3 million higher compared to the fourth quarter of fiscal 2024. The increase was mainly due to higher net cash from operating activities.

Free cash flow of $813.9 million this year
Free cash flow was $395.7 million higher compared to last year. The increase was mainly due to higher net cash from operating activities, lower payments to equity accounted investees and lower maintenance capital expenditures.
6 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 13.1 “Non-IFRS and other financial measure definitions" and Section 13.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2025 I 21

Management’s Discussion and Analysis

7.2       Sources of liquidity

We have a committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. In September 2024, we extended the maturity date of this facility until September 2028. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit up to a maximum of US$400.0 million (2024 – US$200.0 million).

The total amount available through this revolving credit facility as at March 31, 2025 was US$1.0 billion (2024 – US$1.0 billion). There was no amount drawn under the facility as at March 31, 2025 (2024 – US$22.1 million), and US$14.1 million used for letters of credit (2024 – US$18.2 million). The applicable interest rate on this revolving credit facility is variable, based on the bank’s prime rate, bankers’ acceptance rates or SOFR plus a margin based on CAE's credit rating.

We manage several bilateral facilities for the issuance of performance bonds, advance payment guarantees or similar instruments. Some of these facilities are covered by an unsecured Export Development Canada Performance Security Guarantee (PSG) for up to US$225.0 million (2024 – US$225.0 million). As at March 31, 2025, the total outstanding for these instruments under the PSG was $211.8 million (2024 – $194.4 million).

We manage an uncommitted receivable purchase facility of up to US$400.0 million (2024 – US$400.0 million), in which we sell interests in certain of our accounts receivable to third parties for cash consideration. As at March 31, 2025, the carrying amount of the original accounts receivable sold to financial institutions pursuant to the receivable purchase facility totalled $453.6 million (2024 – $303.7 million) of which $39.9 million (2024 – $44.9 million), corresponding to the extent of our continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

We have established supplier finance arrangements offered by some of our subsidiaries to certain key suppliers. Under these arrangements, we have the ability to submit supplier invoices, at our own discretion, to our financial institution who pays the supplier and allows us to extend our payment terms by 55 to 85 days. We pay the invoice amount and a service fee to the financial institution in accordance with the extended due dates. As at March 31, 2025, the carrying amount of accounts payable trade for this arrangement totalled $73.3 million.

We have certain debt agreements which require the maintenance of standard financial covenants. As at March 31, 2025, we are compliant with all our financial covenants.

The following table summarizes the long-term debt:

	As at March 31	As at March 31
(amounts in millions)	2025	2024
Total long-term debt	$3,470.4	$3,074.3
Less:
Current portion of long-term debt	277.9	253.7
Current portion of lease liabilities	121.1	55.2
Long-term portion of long-term debt	$3,071.4	$2,765.4

Credit rating
On November 5, 2024, S&P Global Ratings affirmed CAE’s BBB- credit rating but adjusted the outlook from ‘stable’ to ‘negative’.

Term loans
In December 2024, we entered into an unsecured term loan agreement with a syndicated group of banks amounting to US$200.0 million maturing in June 2026, bearing interest at a variable rate. Proceeds from this term loan have been principally used to repay borrowings on our revolving credit facility that were used to finance the SIMCOM transaction.

Unsecured senior notes
In December 2024, we repaid unsecured senior notes of US$127.0 million.

Pension obligations
We maintain defined benefit and defined contribution pension plans. Our defined benefit pension plans are considered sufficiently funded. We expect to pay employer contributions and benefits of $24.6 million in fiscal 2026.

7.3       Government participation

We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

You will find more details in Note 28 of our consolidated financial statements.

22 I CAE Financial Report 2025

Management’s Discussion and Analysis

7.4       Contingencies and commitments

Contingencies
From time to time, CAE is involved in legal proceedings, audits, litigations and claims arising in the ordinary course of our business. We operate in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, national security and aviation safety of each country. In addition, contracts with government agencies are subject to procurement regulations and other specific legal requirements. We are also required to comply with tax laws and regulations of any country in which we operate.

We are subject to investigations and audits from various government and regulatory agencies. In addition, CAE may identify, investigate, remediate and voluntarily disclose potential non-compliance with those laws and regulations. As a result, we can be subject to potential liabilities associated with those matters. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we do not believe that the ultimate outcome of these matters will have a material impact on our consolidated financial statements.

Dispute relating to final price adjustments for the sale of CAE’s Healthcare business
During the fourth quarter of fiscal 2024, we closed the sale of our Healthcare business to Madison Industries. The total consideration is subject to post-closing price adjustments, including on account of working capital. At the time of issuance of the consolidated financial statements, we are engaged in a dispute with Madison Industries, which is claiming up to approximately $60 million in final price adjustments.

While there can be no assurance whether any amount will be payable as a result of the dispute, no amount has been recognized in our financial statements for any potential losses arising from this dispute as at March 31, 2025, as we believe that there are strong grounds for defence and will vigorously defend our position.

Class action proceeding
On July 16, 2024, the Company was served with an Application for authorization to bring an action pursuant to Section 225.4 of the Securities Act (Québec) and application for authorization to institute a class action before the Superior Court of Québec in the district of Montréal against the Company and certain of the Company’s officers. The class action, if authorized, would be brought on behalf of purchasers of the Company's common shares and is based upon allegations that the defendants made false and/or misleading statements to the public and seeks unspecified damages.

The class action requires authorization from the Court before it can move forward. Until it is authorized, there are no monetary claims pending against the defendants in the context of this Court proceeding. The defendants have strong legal defences to this Court proceeding and intend to defend the case vigorously. Based on the preliminary nature of the proceeding and the inherent uncertainty of litigation, it is not possible to predict the final outcome or the timing of this Court proceeding or to determine the amount of any potential losses resulting therefrom, if any. As such, no amounts have been provisioned in the Company's financial statements with respect to the proceeding.

Commitments
We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five fiscal years and thereafter:

(amounts in millions)	2026	2027	2028	2029	2030	Thereafter	Total
Long-term debt (excluding interest)	$277.9	$469.3	$140.6	$654.5	$121.7	$1,014.3	$2,678.3
Lease liabilities	170.7	98.9	90.3	101.8	69.9	705.6	1,237.2
Purchase commitments	411.8	149.7	67.3	32.5	12.6	23.6	697.5
	$860.4	$717.9	$298.2	$788.8	$204.2	$1,743.5	$4,613.0

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2025, we had other long-term liabilities that are not included in the table above such as employee benefits obligations and deferred tax liabilities. CAE’s cash obligation in respect of the employee benefits obligations depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry‑forwards available.

CAE Financial Report 2025 I 23

Management’s Discussion and Analysis

8.     CONSOLIDATED FINANCIAL POSITION
8.1       Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2025	2024
Use of capital[7]:
Current assets	$2,143.6	$2,006.5
Less: cash and cash equivalents	(293.7)	(160.1)
Current liabilities	(2,686.5)	(2,358.4)
Less: current portion of long-term debt	399.0	308.9
Non-cash working capital[7]	$(437.6)	$(203.1)
Property, plant and equipment	2,989.5	2,515.6
Intangible assets	3,871.0	3,271.9
Other long-term assets	2,209.7	2,040.1
Other long-term liabilities	(479.9)	(407.7)
Capital employed	$8,152.7	$7,216.8
Source of capital[7]:
Current portion of long-term debt	$399.0	$308.9
Long-term debt	3,071.4	2,765.4
Less: cash and cash equivalents	(293.7)	(160.1)
Net debt[7]	$3,176.7	$2,914.2
Equity attributable to equity holders of the Company	4,891.5	4,224.9
Non-controlling interests	84.5	77.7
Capital employed	$8,152.7	$7,216.8

Adjusted return on capital employed (ROCE)7
Adjusted ROCE was 7.2% this quarter, which compares to 5.9% in the fourth quarter of last year and 5.7% last quarter.
Non-cash working capital decreased by $234.5 million compared to last year
The decrease was mainly due to higher accounts payable and accrued liabilities, higher contract liabilities and lower contract assets.

Property, plant and equipment increased by $473.9 million compared to last year
The increase was mainly due to movements in foreign exchange rates, capital expenditures in excess of depreciation and the consolidation of SIMCOM following the increase of our ownership stake last quarter.

Intangible assets increased by $599.1 million compared to last year
The increase was mainly due to the consolidation of SIMCOM following the increase of our ownership stake last quarter and movements in foreign exchange rates.

Other long-term assets increased by $169.6 million compared to last year
The increase was mainly due to higher right-of-use assets in support of training network expansions, movements in foreign exchange rates and the consolidation of SIMCOM following the increase of our ownership stake last quarter, resulting in an increase in right‑of‑use assets and a decrease in investment in equity accounted investees. The increase was partially offset by lower employee benefits assets.

Other long-term liabilities increased by $72.2 million compared to last year
The increase was mainly due to higher employee benefits obligations, resulting primarily from revised actuarial experience assumptions and a decrease in the discount rate used to determine our defined benefit pension plan obligations, and higher contract liabilities.

Total debt increased by $396.1 million compared to last year
The increase in total debt was mainly due to the incremental borrowings from the SIMCOM transaction, including the consolidation of SIMCOM’s total debt, following the increase of our ownership stake last quarter, additions and remeasurements of lease liabilities and movements in foreign exchange rates, partially offset by reduced level of borrowing aligned with our ongoing deleveraging objectives.

7 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 13.1 “Non-IFRS and other financial measure definitions" and Section 13.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
24 I CAE Financial Report 2025

Management’s Discussion and Analysis

Net debt8 increased by $262.5 million compared to last year

(amounts in millions)		FY2025	FY2024
Net debt, beginning of period		$2,914.2	$3,032.5
Impact of cash movements on net debt
(see table in the consolidated cash movements section 7.1)		(228.3)	(345.6)
Effect of foreign exchange rate changes on long-term debt		146.1	(6.3)
Impact from business combinations		158.5	—
Additions and remeasurements of lease liabilities		153.4	177.0
Other		32.8	68.7
Impact of discontinued operations		—	(12.1)
Change in net debt during the period		$262.5	$(118.3)
Net debt, end of period		$3,176.7	$2,914.2

		As at March 31	As at March 31
Liquidity measures		2025	2024
Net debt-to-capital[8]	%	39.0%	40.4
Net debt-to-EBITDA[8]		2.78	15.90
Net debt-to-adjusted EBITDA[8]		2.77	3.17

Total equity increased by $673.4 million this year
The increase compared to last year was mainly due to net income realized this year, changes in other comprehensive income, driven by foreign currency translation adjustments, and higher stock options exercised.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 320,265,108 common shares issued and outstanding as at March 31, 2025 with total share capital of $2,327.1 million. In addition, we had 3,984,148 options outstanding. As at April 30, 2025, we had a total of 320,267,770 common shares issued and outstanding and 3,975,488 options outstanding.

Repurchase and cancellation of common shares
On May 27, 2024, we received regulatory approval for a normal course issuer bid program (NCIB) to purchase, for cancellation, up to 15,932,187 of our common shares. The NCIB began on May 30, 2024 and will end on May 29, 2025 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended March 31, 2025, no common shares were repurchased under the NCIB. During the year, we repurchased and cancelled a total of 856,230 common shares under the NCIB, at a weighted average price of $24.85 per common share, for a total consideration of $21.3 million.

8.2       Off balance sheet arrangements

In the normal course of business, we manage an uncommitted receivable purchase facility in which we sell interests in certain of our accounts receivable to third parties for cash consideration with limited recourse to CAE.

You will find more details about our financial assets program in Section 7.2 "Sources of liquidity".

8 Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 13.1 “Non-IFRS and other financial measure definitions" and Section 13.3 "Non-IFRS measure reconciliations” of this MD&A for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS.
CAE Financial Report 2025 I 25

Management’s Discussion and Analysis

8.3       Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments
We have made the following classifications for our financial instruments:

Financial assets:
–Cash and cash equivalents, restricted cash and derivative instruments not designated as hedging instrument in a hedge relationship, are classified at fair value through profit and loss (FVTPL);
–Accounts receivable, non-current receivables, net investment in finance leases and advances are classified at amortized cost, except for those that are acquired for the purpose of selling or repurchasing in the near term and classified as held for trading which are measured at FVTPL;
–Equity investments are classified at fair value through OCI (FVOCI).

Financial liabilities:
–Accounts payable and accrued liabilities, long-term debt, including interest payable, as well as lease liabilities and royalty obligations are classified at amortized cost;
–Contingent consideration arising on business combinations and derivative instruments not designated as hedging instruments in a hedge relationship are classified at FVTPL.

Fair value of financial instruments
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
–The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
–The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;
–The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
–The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

A description of the fair value hierarchy is discussed in Note 30 of our consolidated financial statements.

Financial risk management
Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed with regards to customer credit risk.

26 I CAE Financial Report 2025

Management’s Discussion and Analysis

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for contracts with customers. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are held with a wide range of commercial and government organizations and agencies. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase facility). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 11 and Note 30 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates. A summary of our exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segments is included in Note 32 of our consolidated financial statements.

Client concentration risk
For the year ended March 31, 2025, contracts with the U.S. federal government and its various agencies included in the Defense and Security segment accounted for 21% (2024 – 21%) of consolidated revenue.

Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due. We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk
Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.
Foreign currency risk
Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar and Euro). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to hedge our net investment in U.S. entities. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Hedge of net investments in foreign operations
As at March 31, 2025, we have designated a portion of our unsecured senior notes, term loans, revolving credit facility, fixed to fixed cross currency principal and interest rate swap agreements and foreign currency contracts as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD denominated long‑term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.
CAE Financial Report 2025 I 27

Management’s Discussion and Analysis

Interest rate risk
Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long‑term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have floating rate debts through our revolving credit facility and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2025, 86% (2024 – 93%) of the long-term debt bears fixed interest rates.

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Hedge of share-based payments expense
We have entered into equity swap agreements with major Canadian financial institutions to reduce our exposure to fluctuations in our share price relating to the cash-settled share-based payments plans. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in our share price impacting the cost of the cash-settled share-based payments plans.

A sensitivity analysis for foreign currency risk and interest rate risk is included in Note 32 of our consolidated financial statements.

Indemnifications
In certain transactions involving business dispositions or sales of assets, we may provide indemnification to the counterparties with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the transaction date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration and scope. While some of the indemnifications specify a maximum potential exposure and/or a termination date, many do not.

We believe that, other than liabilities already accrued, the maximum potential future payments that we could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, including insurance, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material our consolidated financial position, net income or cash flows.

28 I CAE Financial Report 2025

Management’s Discussion and Analysis

9.     BUSINESS COMBINATIONS
SIMCOM Aviation Training
On November 5, 2024, we increased our ownership stake in our existing SIMCOM Aviation Training (SIMCOM) joint venture by purchasing an additional interest from Volo Sicuro for a cash consideration of $322.8 million (US$232.3 million), subject to customary adjustments.

As a result, we obtained control over SIMCOM’s four training centres located in the U.S. providing pilot training across multiple business aviation aircraft platforms. Additionally, CAE and SIMCOM have extended their current exclusive business aviation training services agreement with Flexjet, LLC, a related party of Volo Sicuro, and its affiliates by five years, bringing the remaining exclusivity period to 15 years.

Prior to acquiring control, our 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value. The fair value of our previously held equity interest in SIMCOM was determined by applying a non-controlling discount to the consideration paid on the acquisition date and was valued at $230.6 million. As a result, we recorded a net remeasurement gain of $72.6 million.

As at March 31, 2025, the determination of the fair value of the net assets acquired and liabilities assumed arising from the SIMCOM acquisition are as follows:

SIMCOM
Current assets, excluding cash on hand	$20.4
Current liabilities	(29.4)
Property, plant and equipment	135.5
Right-of-use assets	128.4
Intangible assets	504.8
Deferred tax	(23.7)
Long-term debt, including current portion	(158.5)
Non-current liabilities	(16.5)
Fair value of net assets acquired, excluding cash acquired	$561.0
Cash acquired	14.8
Total purchase consideration	$575.8
Settlement of pre-existing balances with SIMCOM	(22.4)
Fair value of the Company's previously held equity interest in SIMCOM	(230.6)
Total cash consideration paid on acquisition date	$322.8

The fair value of the acquired intangible assets amounts to $504.8 million and consists of goodwill of $379.6 million (non‑deductible for tax purposes), customer relationships of $124.5 million and other intangibles of $0.7 million. The goodwill arising from this acquisition is attributable to the expansion of CAE's customer installed base of business aviation flight simulators, market capacity and expected synergies from combining operations.

The net assets acquired, including intangible assets, of SIMCOM are included in the Civil Aviation segment.

The purchase price allocation is final as at March 31, 2025.
CAE Financial Report 2025 I 29

Management’s Discussion and Analysis

10.     DISCONTINUED OPERATIONS
During the fourth quarter of fiscal 2024, we closed the sale of our Healthcare business to Madison Industries. At the time of issuance of the consolidated financial statements, we are engaged in a dispute with Madison Industries, which is claiming up to approximately $60 million in final price adjustments. For additional information, refer to Section 7.4 "Contingencies and commitments" of this MD&A.

For the year ended March 31, 2024, the after-tax gain on disposal of the Healthcare business is as follows:

Consideration received in cash	$275.3
Short-term holdback receivable	8.0
Long-term non-contingent receivable	10.1
Total consideration	$293.4
Net assets disposed	$269.6
Impairment of non-financial assets of the disposal group excluded from the sale	7.8
Reclassification to income of gains on foreign currency exchange differences from OCI	(2.5)
Transaction fees and other costs	12.2
Gain on disposal of discontinued operations before income taxes	$6.3
Income tax recovery	(10.2)
After-tax gain on disposal of discontinued operations	$16.5
The net income and other comprehensive loss from discontinued operations are as follows:

	FY2025	FY2024	Q4-2025	Q4-2024
Revenue	$—	$131.7	$—	$14.8
Expenses	—	132.7	—	20.0
Operating loss	$—	$(1.0)	$—	$(5.2)
Finance expense	—	3.6	—	0.6
Loss before income taxes	$—	$(4.6)	$—	$(5.8)
Income tax recovery	—	(9.4)	—	(9.8)
Net income from discontinued operations before after-tax
gain on disposal	$—	$4.8	$—	$4.0
After-tax gain on disposal of discontinued operations	—	16.5	—	16.5
Net income from discontinued operations	$—	$21.3	$—	$20.5
For the year ended March 31, 2024, depreciation and amortization of $6.1 million is included in the net income from discontinued operations.

	FY2025	FY2024	Q4-2025	Q4-2024
Foreign currency exchange differences on translation of foreign operations	$—	$0.9	$—	$2.6
Reclassification to income of gains on foreign currency
exchange differences	—	(2.5)	—	(2.5)
Income taxes	—	(5.4)	—	(5.4)
Other comprehensive loss from discontinued operations	$—	$(7.0)	$—	$(5.3)
No amount of net income and other comprehensive loss from discontinued operations are attributable to non‑controlling interest.

30 I CAE Financial Report 2025

Management’s Discussion and Analysis

The major classes of assets and liabilities disposed of were as follows:

Current assets	$112.3
Property, plant and equipment	6.9
Right-of-use assets	9.8
Intangible assets, including goodwill of $120.4 million	168.0
Deferred tax assets	26.5
Other non-current assets	14.5
Assets disposed	$338.0
Current liabilities	$37.1
Long-term debt (lease liabilities), including current portion	12.2
Deferred tax liabilities	1.4
Other non-current liabilities	17.7
Liabilities disposed	$68.4
Net assets disposed	$269.6

As a result of the closing of the sale, royalty obligations related to the discontinued operations of $36.9 million previously presented as liabilities held for sale were converted into R&D obligations as shown in Note 21 of our consolidated financial statements.

The net cash flows from discontinued operations are as follows:

	FY2025	FY2024
Operating activities	$—	$0.4
Investing activities	—	261.6
Financing activities	—	(1.3)
Net cash flows provided by discontinued operations	$—	$260.7

CAE Financial Report 2025 I 31

Management’s Discussion and Analysis

11.     BUSINESS RISK AND UNCERTAINTY
Risk strategy and philosophy
We operate in several industry segments which present a variety of risks and uncertainties. Our risk management strategy is forward‑looking and aligned with our business strategy. CAE’s risk-taking activities are undertaken with the understanding that risk‑taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations.

When making decisions about risk-taking and risk management, we place the highest priority on the following objectives:
–To protect the health and safety of our employees, customers, stakeholders and the general public;
–To protect our reputation and brand;
–To maintain financial strength;
–To effectively and prudently deploy capital invested by our shareholders; and
–To safeguard the expectations we have established with our shareholders, customers and creditors.

The risks and uncertainties described below are risks that we currently believe could materially and adversely affect our business, financial condition and results of operation. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE securities.

Risk governance
We maintain strong risk governance practices. Management and the Board discuss the critical risks facing our business quarterly, annually during the strategic planning and budgeting processes, and on an ad hoc basis, as deemed necessary. To mitigate the risks that may impact our business or future performance, management has established an enterprise risk management (ERM) policy and a framework that provides a structured approach to identify, assess, manage, monitor and report on risks.

This framework relies on the Three Lines Model where the business segments, the risk management function and our internal audit function work in collaboration to manage critical risks and continuously improve the risk management process, as presented below.

CAE’s ERM Framework

Management develops and deploys risk strategies that align with our strategic objectives and business processes. Management continuously reviews the evolution of the critical risks facing our business and the Board oversees the risk management process and validates it through procedures performed by our internal auditors, when it deems necessary.

Risk approach and implementation
CAE promotes a strong risk culture that allows individuals and groups to make better risk-informed decisions aligned with our strategic objectives and risk appetite. A strong risk culture also allows us to maximize opportunities. Early identification of risks also helps CAE be more proactive and prevent major incidents. A strong risk culture and common approach to risk management are integral to our risk management practices.

32 I CAE Financial Report 2025

Management’s Discussion and Analysis

Each business unit and functional group identifies and assesses critical and emerging risks on an ongoing basis. Emerging risks are defined as risks that are not fully understood at the current time because they are developing quickly or unexpectedly, and for which the impacts on CAE are difficult to assess or are in the process of being assessed. Risk owners are responsible for managing risks they own, and for reporting, via the chain of command, the evolution of their risk profile. All risks are either measured quantitatively or assessed qualitatively and aggregated at an enterprise level. Risk assessment criteria provide a consistent risk assessment process and risk ratings.

CAE’s comprehensive enterprise risk profile is updated on a regular basis as well as when a major shift occurs, such as for significant merger and acquisition activity. It is prepared considering CAE’s strategic and business plans and identifies an owner for each risk. It is presented to the Executive Management Committee, and a summary thereof to the Board together with risk management activities to address such risks. All risks or weaknesses are reported to the Executive Management Committee or the Senior Vice President, Investor Relations and Enterprise Risk Management, who assess their potential impact. Depending on the severity, a risk strategy is selected (risk acceptance, transference, avoidance or reduction), implemented, monitored and reported in accordance with the risk management process.

Risk Categories
We have grouped the risks that our business faces in the following categories and investors should read this Business Risk and Uncertainty section in full:
–Strategic: risks arising from inability to implement appropriate business plans or strategies, from inappropriate decision‑making processes or inappropriate utilization or allocation of resources and the inability to adapt to competition and changes in the market or financial environment;
–Operational: risks of loss arising from inadequate or failed internal processes, people, and systems or from external events;
–Cybersecurity: risks arising from potential threats or vulnerabilities that can lead to unauthorized access to, damage to or loss of CAE digital assets, systems or data;
–Talent: risks arising from failure to effectively manage talent recruitment, development, retention, key person reliance, wellbeing, health and safety, and resource allocation;
–Financial: risks arising from ineffective management of financial tools leading to a loss in revenue/profit, shareholder value and/or CAE’s overall stability;
–Legal and Regulatory: risks arising from failure to comply with local and international laws or to identify proper legal protection (e.g., patents) or to implement appropriate corporate governance practices to shield CAE from unfavourable consequences;
–Sustainability: risks arising from climate events, social conditions, or ineffective practices that may lead to a tarnished reputation, loss of confidence, legal sanctions, or financial impact;
–Reputational: risks of a tarnished reputation and/or loss of confidence and trust with customers and key stakeholders caused by reputational impacting events; and
–Technological: risks arising from ineffective practices related to IT infrastructure, technology investment and privacy and records retention.

11.1      Strategic risks

Geopolitical uncertainty
Geopolitical developments (e.g., political tensions, changes in government commitment, direction and regulatory requirements) can disrupt CAE’s operations and have a significant impact on CAE’s financial position. Throughout fiscal 2025, global uncertainty continued to intensify, including escalating trade and tariff uncertainty, continued military hostilities in Ukraine and war between Hamas and Israel, and, in some parts of the world, political instability has become more pronounced, protracted and unpredictable. Such rising or persisting geopolitical tensions, policy changes and prolonged political instability in various countries where we have a presence could lead to delays or cancellation of orders, deliveries or projects, difficulties or increased costs related to repatriating capital or the expropriation of assets in which we have invested significant resources, particularly when the customers are state‑owned or state-controlled entities. Additionally, geopolitical developments can have potentially wide-ranging consequences for global market volatility and economic conditions, and the resulting impacts to the economy, financial markets, inflation, interest rates and unemployment, among others, could adversely affect CAE’s performance. It is also possible that in the markets we serve, unanticipated political instability and political developments impacting international trade, including trade disputes, increased tariffs and sanctions, may negatively impact markets and cause weaker macroeconomic conditions or drive political or national sentiment, impacting CAE’s operating environment, results and financial position.

Global economic conditions
CAE’s results from operations are sensitive to and may be significantly impacted by changes in the economic conditions of the industries and geographic areas in which we operate. CAE may fail to anticipate and/or react in an agile manner to known and unanticipated global economic conditions (e.g., business cycles, tariffs, trends, inflation, unemployment, financial soundness, and supplier and consumer confidence). Also, any prolonged or significant impact arising from difficult economic conditions may have an adverse effect on our business, results from operations and financial condition.

Competitive business environment
We sell our simulation products, training services and software solutions in highly competitive international markets and we expect such competition to intensify in the future. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unexpected moves by existing or new competitors. New participants have emerged in recent years and the competitive environment is intense, with aerospace and defence companies positioning themselves to try to take greater market share by consolidating through mergers and acquisitions and vertical integration strategies and by developing their own internal capabilities.
CAE Financial Report 2025 I 33

Management’s Discussion and Analysis

Some of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources and market share which could adversely affect CAE’s ability to compete successfully. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects.

Moreover, as we expand our product portfolio to software solutions, we face new competitors who are able to leverage a larger installed customer base and their involvement beyond software solutions to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or to sell our software at lower prices. We also face competition from niche companies that offer particular software solutions that attempt to address certain problems that our software solves or certain customer needs. We expect to continue to invest resources in research and development to continue to enhance our software solutions and leverage a high level of customer satisfaction, but there is no assurance that we can satisfy customer demands as they evolve.

Finally, economic growth and pressure underlie the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for demand of our services and products. This in turn, typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

OEM encroachment
We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unanticipated changes from existing and/or new OEMs. Also, we are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business and reap certain critical advantages; an OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn, is a critical capital cost for any simulation-based training service provider. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

CAE, as an independent training provider and simulator manufacturer, has the ability to replicate certain aircraft platforms without data, parts and equipment from the OEM. Where we use an internally produced simulation model for an aircraft or develop courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against us to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of intellectual property rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where we use open-source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against us to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Inflation
Our operations are vulnerable to increases in costs of significant inputs, such as energy, components, raw materials, and transportation. Ongoing inflation would further drive up our overall operational costs. We may not be able to pass unplanned increases in costs to our customers in full or at all in a timely manner, successfully negotiate requests for equitable adjustment from our government customers, or otherwise offset such unforeseen cost increases through efficiencies and the like, and as a result any significant increases in our costs and/or the failure of our measures to limit their impact could have a material adverse effect on our business, financial condition, prospects and/or results of operations.

34 I CAE Financial Report 2025

Management’s Discussion and Analysis

International scope of our business
We have operations in over 40 countries including our joint venture operations. We also sell and deliver products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2025. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks inherent in conducting business abroad, including, among other things:
–Change in Canadian and foreign government policies, laws, regulations and regulatory requirements, or the interpretation, application, and/or enforcement thereof, including with regards to sourcing restrictions, requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements (also known as offset arrangements);
–Adoption of new, and the expansion of existing tariffs, embargoes, controls, sanctions, trade, work or travel restrictions and other restrictions;
–Recessions and other economic crises in other regions or specific foreign economies and the impact on our cost of doing business in those regions;
–Acts of war, civil unrest, force majeure and terrorism;
–Social and economic instability;
–Risk that inter-governmental relationships may deteriorate such that CAE’s operations in a given country may be negatively impacted;
–Limitations on the CAE’s ability to repatriate cash, funds or capital invested or held in jurisdictions outside Canada;
–Difficulties, delays and expenditures that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; and
–Complexity and corruption risks of using foreign representatives, consultants and other business partners.
While the impact of these risks is difficult to predict, any one of them could adversely affect our financial position, results of operations, reputation and/or cash flows.

Changes in U.S. trade policies or regulations
Recent policy decisions by the U.S. presidential administration have introduced greater uncertainty with respect to trade policies, tariffs and government regulations affecting trade between the U.S. and other countries. Major developments in trade relations, such as the potential renegotiation or termination of the Canada-United States-Mexico Agreement, or the imposition of unilateral tariffs or other trade barriers on products imported into the U.S. as well as retaliatory tariffs or other trade barriers imposed by the U.S.’s trading partners, could impact the availability and cost of materials, resources and services, and the availability and cost of our products to U.S. customers, which in turn may affect our competitiveness and results of operations. The implementation of previously-announced, postponed, or new tariffs, or the escalation of trade disputes which interfere with our supply chain and our sales in affected markets, could have an adverse effect on our operations and profitability. In addition, rising protectionism and anti-globalization sentiment in the United States and other countries may adversely impact long-term economic growth in the countries in which we operate, which in turn may affect our business, results of operations and financial condition.

Level and timing of defence spending
A significant portion of our revenue is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to Australian, Canadian, European, UAE, U.K., U.S., and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards, which can be very difficult to predict and may be impacted by numerous factors such as the political environment, foreign policy, macroeconomic conditions, the nature of the international threat environment and the risk of availability of funding influenced by customers’ budget cycles. Fluctuations in defence spending in the markets in which we operate or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations.

Civil aviation industry
A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industries. The civil aviation market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Potential impediments to steady growth include acts of terrorism, health crises, natural disasters, the interruption of global mobility, oil price volatility, increased global environmental regulations or other major world events.

Demand for training solutions in the civil aviation market is further influenced by airline profitability, availability of aircraft financing, OEMs ability to supply aircraft, world trade policies, technological advances, government-to-government relations, national aviation authority regulations, price and other competitive factors, fuel prices and geopolitical environment.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. In addition, airline consolidations, fleet decisions or financial challenges involving airline customers could impact our revenues and limit our opportunity to generate profits from those customers.

CAE Financial Report 2025 I 35

Management’s Discussion and Analysis

Our ability to penetrate new markets
Penetration of new markets, including as a result of new technologies, represents both a risk and an opportunity for CAE. Success in these markets is by no means assured. As we operate in new markets, unforeseen difficulties, major investments and additional expenditures could arise, which may have an adverse effect on our operations, financial position, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets. New products and technologies introduced in new markets could also generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us.

Research and development activities
We carry out some of our R&D initiatives with the financial participation of governments, including the Government of Quebec and the Government of Canada. We also receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S., the U.K. and Poland on eligible R&D activities that we undertake. The level of government financial participation and investment tax credits we receive reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with programs of comparable benefit to us, which could have a negative impact on our financial performance and R&D activities. Moreover, the investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and R&D activities. In addition, these credits and programs are routinely subject to review and audit, which may result in challenges and disputes and could result in reductions or reversals of grants, credits or contributions previously received.

Furthermore, our R&D investments in new products or technologies may or may not be successful. Our results may be impacted if we invest in products that are not accepted on the market, if customer demand or preferences change, if new products are not brought to market in a timely manner, if we lack commercial or procurement experience, if we experience delays in obtaining regulatory approvals, or if our products become obsolete. We may also incur cost overruns in developing and bringing to market new products.

Evolving standards and technology innovation and disruption
The civil aviation and defense and security markets in which we operate are characterized by changes in customer requirements, new aircraft models, evolving industry standards, increased power to analyze data and evolving customer expectations influenced by global trends such as climate change, pandemics, the growth of developing markets, population growth and demographic factors. CAE may fail to catch the next wave of market disruption and/or be displaced by disruptive technologies or services due to inadequate resourcing, organization and management of transformation. If we do not accurately predict the needs of our existing and prospective customers, develop new products, enhance existing products and services and invest in and develop new technologies that address those evolving standards and technologies, we may lose current customers and be unable to attract new customers or penetrate new markets successfully. This could reduce our revenue and market share.

The evolution of technology could also have a negative impact on the value of our fleet of FFSs or require significant investments to update our fleet to the evolving technology. The adoption of disruptive technologies, such as AI, advanced computing platforms and autonomous aircraft, presents opportunities for us, but may result in new and complex risks. Also, our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving.

Length of sales cycle
The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for Civil Aviation applications and from 6 to 24 months or longer for Defense and Security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Incurring these expenditures in a period that has no corresponding revenue will affect our operating results and financial position. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Business development and awarding of new contracts
We obtain most of our contracts through competitive bidding processes. As the competitive environment intensifies, the number of bid protests may increase. Significant costs and managerial time are required to prepare bids and proposals for contracts that may not ultimately be awarded to CAE, may be split with competitors, or may be delayed beyond the timeframe we had planned. A significant portion of our revenue is dependent on obtaining new orders and continued replenishment of our adjusted backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. Moreover, certain foreign governments increasingly rely on certain types of contracts that are subject to multiple competitive bidding processes, including multi-vendor indefinite delivery/indefinite quantity (ID/IQ), General Services Administration Pricing Schedule and other supply chain leveraging strategies, which may result in greater competition and increased pricing pressure. Furthermore, our competitive environment is also affected by a significant number of bid protests from unsuccessful bidders on new program awards. Bid protests can result in contract modifications or the award decision being reversed and loss of the contract award. Even where a bid protest does not result in the loss of an award, the resolution can extend the time until the contract activity can begin, which can reduce our earnings in the period in which the contract would otherwise be performed.

36 I CAE Financial Report 2025

Management’s Discussion and Analysis

Strategic partnerships and long-term contracts
We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world, including Authorized Training Provider agreements. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire, and our financial results could be adversely affected by our partners' level of operations, revenue, financial health, contribution and indemnifications. We can make no assurance that customers will fulfill existing purchase commitments, exercise purchase options or purchase additional products or services from CAE.

Our ability to effectively manage our growth
Our growth has placed and may continue to place significant demands on our management and operational and financial infrastructure. As our operations grow in size, scope and complexity, and as we identify and pursue new opportunities, we may be subject to both transition and growth-related risks, including capacity constraints and pressure on our internal systems and controls, and may need to increase the scale of our infrastructure (financial, management, informational, personnel and otherwise). There can be no assurance we will be able to respond adequately or quickly enough to the changing demands that material expansion will impose on management, team members and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot anticipate. Our ability to manage future growth effectively requires us to continue to implement and improve financial, management and operational processes and systems and to expand, train and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture and efficiencies, including our ability to quickly develop and launch new and innovative products. Any of these difficulties could adversely impact our business performance and results of operations.

Estimates of market opportunity
The estimates of market opportunity included in this MD&A, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates. While our estimates of the addressable markets included in this report were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurately indicative of our future growth. Further, even if the estimates of our market opportunity do prove to be accurate, we could fail to capture a significant portion, or any portion, of the available markets.

Competing priorities
Responding to competing priorities as well as critical and time-sensitive matters as they emerge throughout the organization may divert management’s attention from our key strategic priorities, and cause us to reduce, delay, or alter initiatives that could otherwise increase our long-term value.

11.2      Operational risks

Supply chain disruptions
Unpredictable shifts in supply and demand patterns on a global scale may cause delays in project delivery, increase price pressure from single sourced items and overall project costs and result in declining bid performance. The widening geopolitical fractures and tensions intensify global supply chain imbalances. Further, conservative and protective behaviours from businesses and governments, such as increasing demand, hoarding, and tariffs, as well as increased competition for critical raw materials or components may hinder our ability to secure such commodities in a timely fashion or at budgeted costs or both, thus impacting our operational and financial performance. In this context, supply chain disruptions may hinder our ability to execute projects in a timely manner, support aftermarket needs, finish projects or leave us with unsold materials or products, all of which could result in penalties or impacts on contract profitability and could have a material adverse effect on our business, financial condition and results of operations. Delays and volatility specific to our supply chain requirements could ultimately have an overall negative impact on our ability to compete on the market, our client relationships, our growth, reputation, financial performance and cash flows.

Program management and execution
CAE may fail to accurately estimate the resources and costs required to fulfill increasingly large and complex contract commitments, as well as to effectively manage and control our costs, which may impact our profitability.

When making proposals, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. We may bid on programs for which the work activities, deliverables, and timelines are vague or for which the solicitation incompletely describes the actual work, which may result in inaccurate pricing assumptions. Furthermore, we may realize the lost opportunity cost of not bidding on and winning other contracts that we may have pursued otherwise.

Contracts are often long-term and may involve new technologies, unforeseen events, such as technological difficulties, cost fluctuations, significant inflation, problems with suppliers, and cost overruns. These factors affect the cost estimates of the contracts we bid on, which can result in the contractual price becoming less favourable or even unprofitable for us. Our profitability could also be negatively affected if we continue to experience increased labour/material inflationary pressures, economic headwinds and global supply chain disruptions.

If we experience difficulties or do not meet program milestones, we may be unable to achieve program milestones as currently scheduled and may have to devote more resources than originally anticipated, which may impact timely execution and profitability.

CAE Financial Report 2025 I 37

Management’s Discussion and Analysis

Mergers and acquisitions
CAE may fail to achieve the expected strategy, synergies and outcomes associated with the integration of acquired entities. The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies both in terms of successfully marketing our broadened product and service portfolio, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, technology investments, staff reorganization, establishment of controls, procedures, and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment. There can be no assurance that we will realize anticipated synergies, or that we will meet any financial and performance targets provided. In addition, our inability to adequately integrate an acquired business in a timely manner might result in departures of qualified personnel or lost business opportunities which would negatively impact operations and financial results. There are also risks associated with the acquisition of a business where certain legacy liabilities could arise and where there is strong reliance and dependency on certain key suppliers.

Business continuity
CAE may be unable to recover from business interruptions, including pandemics, natural disasters, political/social unrest, terrorism, and IT disruptions including those at third-party suppliers and service providers, in an efficient and timely manner. Such disruptions may cause delays in the execution of certain programs which require us to incur additional non-compensable costs, including overtime work, that are necessary to meet clients’ schedules to avoid penalties or sanctions under contracts or even the cancellation of some contracts. These business interruptions can also have a detrimental effect on our customers’ operations and may lead to aircraft being grounded and flights delayed. Our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks has also increased since the COVID-19 pandemic, the increased geopolitical tensions and our recent acquisitions.

Subcontractors
We engage subcontractors for many of our contracts with whom we may have disputes, including with regard to the quality and timeliness of their work, customer concerns, or their failure to comply with applicable laws. Subcontractors may not be able to acquire or maintain the quality of the materials, components, subsystems and services they supply, which might result in greater product returns, service problems and warranty claims. In connection with our government contracts, we may be required to procure certain materials, components and parts from local suppliers or supply sources approved by government authorities and CAE relies on subcontractors and other suppliers to comply with applicable laws, regulations and other requirements regarding procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials. Each of these subcontractor risks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Fixed price and long-term supply contracts
We provide a number of our products and services through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts, including assumptions on future rates of inflation, or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, or we may not be able to successfully negotiate requests for equitable adjustment from our government customers, which could negatively affect the results of our operations. Other contracts involve new technologies and applications and unforeseen events, such as technological challenges, fluctuations in the price of raw materials, a significant increase in inflation, tariffs, problems with our suppliers and cost overruns, can result in the contractual price becoming less favourable or even unprofitable to us over time. Some of our programs rely on the supply of OEM systems as specified by our customers and over which we may have limited control over pricing and against which our customer contracts may not sufficiently provision to cover unplanned price increases from such OEMs.

In particular, within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there were eight distinct legacy contracts identified in fiscal 2024, that were entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts).

The recognition of risks associated with the Legacy Contracts was accelerated in the fourth quarter of fiscal 2024 following revised agreements on scope and timing with customers, suppliers and other stakeholders, which resulted in profit adjustments associated with the reassessment of estimated costs. The extent to which the ongoing risk retirement on these programs might impact Defense and Security margins in the coming quarters will depend on the actual timing of program close outs, customer acceptance, and the ability to mitigate associated risks and costs as we continue to execute them. During fiscal 2025, we completed three of the Legacy Contracts.

If our efforts to execute and retire the Legacy Contracts within expected timeframes and within projected costs are not as anticipated, whether individually or in the aggregate, it could result in continuing material impacts on the overall Defense and Security segment financial position and results, the severity of which cannot be predicted at this time.

38 I CAE Financial Report 2025

Management’s Discussion and Analysis

Continued reliance on certain parties and information
Following an acquisition closing date, CAE may continue to depend on the acquired company's personnel, good faith, expertise, historical performance, technical resources and information systems, timely support, proprietary information and judgment to provide services to customers under a transitional services agreement. Consequently, we may remain vulnerable to adverse developments in the business and affairs of parties with whom we contract.

Despite our efforts to conduct thorough investigations in connection with any acquisition or related transaction, there is an inherent risk regarding the accuracy, quality and completeness of the information provided to CAE. Additionally, there may also be liabilities, deficiencies or other claims associated with companies or assets we acquire that were not discovered or accurately quantified during our due diligence, potentially resulting in unanticipated costs. CAE may not always be able to independently verify the accuracy or completeness of such information, and there may be unknown events or circumstances relating to acquisition targets that could affect the completeness or accuracy of the information provided to us.

Health and safety
We strive to maintain a safe working environment for all our employees and subcontractors, as well as for customers undergoing training at our facilities, and to control risks and hazards in the workplace. In the course of our activities, employees may be exposed to hazardous situations, including working in the presence of electricity, working at heights and using specialized tools. Despite the application of our rigorous safety protocols and training programs, there remains an inherent risk of accidents or illness in the workplace. Any significant incident could result in operational disruptions, legal liabilities, increased insurance costs and reputational damage. In addition, failure to comply with health and safety regulations could result in fines and affect our ability to win new contracts.

11.3      Cybersecurity risks

Cybersecurity
CAE’s operational continuity and business performance is dependent on the reliability and trust of our digital value chains. These value chains support our critical business, operational and sales functions. CAE could be negatively impacted by threats to the security of its digital, IT and other related electronic systems. CAE could be faced with the risk of disruption, loss, theft, misuse, or unauthorized access to pertinent sensitive data (e.g., intellectual property) and confidential information (e.g., customer, partner and employee information) stored on CAE’s systems and technologies and/or those of its partners, suppliers, and vendors and non‑compliance with regulatory, legislative and commercial security requirements.

Cybersecurity incidents related to our information technology systems, digital platforms and software supply chain are a threat to the integrity, reliability, and availability of technology and data. Cybersecurity incidents may take the form of system failures and non‑availability, software bugs or defects, cyber-attacks, cyber extortion (including ransomware), breaches of systems security, electronic crime, malware, unauthorized attempts to gain access to our proprietary and sensitive information, hacking, phishing, identity theft, theft of intellectual property and confidential information, denial-of-service attacks aimed at causing network failures and services interruption and other cybersecurity threats to our information technology infrastructure and systems.

Continued use of remote work and use of video conferencing and collaborative platforms (initially implemented by CAE in response to the pandemic) has increased the pressure on our information technology infrastructure which, in turn, may increase CAE’s vulnerability to these risks. In addition, subcontractors may, based on the requirements of their participation in our processes, be granted access to our IT platform and software solutions, thereby exposing us to heightened IT and cybersecurity risks.

A successful breach of security of our information systems could lead to theft or misuse of our customers’, employees’, suppliers’, shareholders’, or business contacts’ proprietary, confidential, or personal data information and result in third-party claims against us, reputational harm, regulatory fines or financial loss.

IT, digital and cybersecurity risks could disrupt our operations and cause our airline customers’ operations to be significantly disrupted by having to ground their fleet or delay flights.

Cybersecurity risks include the risk of loss of, corruption of, or unauthorized disclosure or access to business information and data, confidential, classified or restricted information. This may include unauthorized access to information belonging to CAE, our employees, or our business partners, including aircraft OEMs, fixed based operations and customers. These risks expose us to client attrition, non-compliance with privacy legislation or any other laws in effect, litigation, regulatory fines, penalties or regulatory action, compliance costs, corrective measures, investigative or restoration costs, cost hikes to maintain and upgrade technological infrastructures and systems or reputational harm, all of which could have a negative effect on CAE’s operating results, reporting capabilities, profitability and reputation.

Given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. This is accentuated by the increasing geopolitical stressors. In addition, the digital transformation, and the adoption of emerging technologies, such as AI, deep fakes, quantum threats, use of automated techniques by adversaries and the increasing use of “frontier” cyber offensive techniques, call for continued focus and investment to manage our risks effectively.

CAE Financial Report 2025 I 39

Management’s Discussion and Analysis

Furthermore, we may experience similar security threats at customer sites that we operate or manage or to which we gain access to deliver services. CAE may be impacted by cybersecurity risks and similar incidents at our customers, suppliers and partners. These parties have varying levels of cybersecurity maturity, expertise and safeguards. In addition, some of these parties may have an elevated threat condition due their involvement in government and defense contracts, which can similarly elevate the risk to CAE and the likelihood of the threats we face.

11.4      Talent risks

Recruitment, development and retention
CAE may be unable to attract, develop and retain top talent, key people and critical roles to achieve CAE’s global strategic objectives. To support our growth strategies, objectives and normal business operations, CAE needs to maintain a sufficient, qualified and engaged workforce. Our financial position, global brand reputation and ability to achieve strategic objectives may be negatively affected by a failure to manage attrition, to retain and integrate key personnel, to maintain an appropriately sized workforce to meet contract needs and to transition employees from completed projects to new projects or between internal business groups. The identification and the development of our future leaders are becoming a necessity to secure a solid succession planning for critical roles. Failure to plan the succession for critical positions could lead to leadership instability and loss of key talent. Since the pandemic and as broadly reflected in the industry, CAE has been faced with new talent-related challenges and risks, including the necessity to adapt our workforce to AI advancements, evolving roles for line managers which necessitate upskilling leaders, and changing needs of the new generation of employees. These factors may make it more difficult to recruit, attract and retain skilled personnel, reducing the availability of our workforce and potentially negatively impacting our business.

Key personnel and management
Our continued success will depend in part on our ability to attract, recruit and retain key personnel and management with relevant skills, expertise and experience, including technology developers of our intellectual property and leaders capable of being ambassadors of our corporate culture. CAE is dependent on the industry experience, qualifications and knowledge of a variety of employees, including our executive officers, managers and other key employees to execute our business plan and operate our business. There is no guarantee that any member of our leadership or other key employees will continue to serve in any capacity for any particular period of time, or that any leadership transitions will be successful. In particular, CAE is currently conducting searches for a new Chief Executive Officer and a permanent Chief Financial Officer. This transitional period may introduce uncertainties and disruptions to CAE’s operations as well as its strategic planning and financial reporting processes. Additionally, the recruitment and integration of new members of the management team can be time-consuming and may divert management's attention from other aspects of CAE’s business. There can also be no assurance that CAE will be able to attract and retain a permanent replacement for any of its executives, including the Chief Executive Officer and the Chief Financial Officer, in a timely manner. Moreover, if we were to experience a shortfall, illness or a substantial turnover in our leadership or other key employees or teams, our business, results from operations and financial condition could be materially adversely affected. The emergency succession plan put in place to deal with any situation which requires immediate replacement of our key personnel and management presents logistical challenges in its application and incremental costs to CAE. Failure to successfully implement such a succession plan, where relevant, for key roles, could impair our business until qualified replacements are found.

Corporate culture
We believe that a critical contributor to our success has been our corporate culture, which is based on our core values of One CAE, Innovation, Empowerment, Excellence and Integrity. As we continue to grow and develop, we must effectively integrate, develop and motivate a growing number of new employees, based in various countries around the world, some of whom come to us via acquisitions. In addition, we must preserve our ability to execute quickly in further developing our products and services and implementing new features and initiatives. Preserving our corporate culture is crucial as it affects employee engagement, innovation, and operational effectiveness. Failing to adapt could hinder recruitment, retention, and our overall business strategy execution.

Labour relations
Approximately 2,300 employees are represented by unions and are covered by 54 collective agreements as of March 31, 2025. These collective bargaining agreements have varying terms and expiration dates. If we experience difficulties with renewals and renegotiations of existing collective agreements or if our employees pursue new collective representation, we could incur additional expenses and may be subject to work stoppages, slow-downs or other labour-related disruptions. Any such expenses or delays could adversely affect our programs served by employees who are covered by such agreements or representation.

11.5      Financial risks

Shareholder activism
We may be subject to legal and business challenges in the operation of our business due to actions instituted by activist shareholders or others who may from time to time engage in proxy solicitations, advance shareholder proposals, attempt to acquire control via a hostile take-over bid or otherwise or attempt to involve themselves in the governance, strategic direction, and operations of CAE. Responding to such challenges can be costly and time-consuming, disrupting operations, requiring us to incur increased advisory fees and related costs, and diverting the attention of CAE’s board, senior management and employees from the pursuit of our business strategies. Perceived uncertainties as to CAE’s future direction resulting from such challenges could result in the loss of potential business opportunities, cause concern to current or potential investors, make it more difficult to attract and retain qualified personnel and business partners, and affect our relationships with vendors, customers and other third parties. Actions of activist shareholders may cause significant fluctuations in the market price for CAE’s securities based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of CAE’s business.

40 I CAE Financial Report 2025

Management’s Discussion and Analysis

Availability of capital
We depend, in part, upon our debt funding and access to capital markets. We have various debt facilities, including lease liabilities, with maturities ranging between calendar 2025 and 2071, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available. If we require additional debt funding, our market liquidity may not be sufficient considering multiple factors including significant instability or disruptions of the capital markets, a deterioration in or weakening of our financial position due to internal or external factors, restrictions or prohibitions on CAE’s access to these facilities, or significant increase in the cost of one or more of these facilities, including credit facilities or the issuance of medium- and long-term debt, which may adversely affect our ability to fund our operations and contractual or financing commitments.

Our unsecured senior notes, term loans and revolving credit facility include standard events of default and covenant provisions whereby accelerated repayment and/or termination of the agreements may result if we were to default on payment or violate certain covenants. In the event that we are unable to maintain compliance with such covenants, we may have restricted access to capital, and we would be required to obtain amendments or waivers from our lenders, refinance the indebtedness subject to covenants or take other mitigating actions prior to a potential breach.

Availability of capital could also be negatively impacted should a deterioration of CAE’s financial position result in a reduction or downgrade of its credit rating. This could limit CAE’s access to sources of short-term and long-term debt financing. In addition, this could significantly increase the costs associated with utilizing short-term or long-term debt facilities or future refinancing of such facilities, which would in turn have a material adverse effect on CAE’s business, financial profile and results of operations.

Customer credit risk
We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. Adverse changes in a customer's financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future business, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our major customers could be material and could result in a material charge to our financial results.

Foreign exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar and the Euro. Our revenue is generated approximately 50% in the U.S., and the balance in Europe and the rest of the world.

Three areas of our business are exposed to fluctuations of foreign exchange rates; our global network of training, software and services operations, our production operations abroad (mainly in Germany, and the U.S.) and our production operations in Canada as a significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars.

For our Canadian operations, when the Canadian dollar increases in value, it negatively affects the translation of our foreign currency denominated revenue and hence our financial results because our results are consolidated in Canadian dollars for financial reporting purposes. However, when the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility.

Business conducted through our foreign operations are substantially based in local currencies which are translated to Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Effectiveness of internal controls over financial reporting
Our disclosure controls and procedures and internal controls over financial reporting may fail to prevent certain material errors and fraud. A control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to these inherent limitations, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.

Any failure of our internal controls could have an adverse effect on our results of operations, harm our reputation and limit our ability to produce timely and accurate financial statements or comply with applicable regulations, causing investors to lose confidence in our reported financial information. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations.

CAE Financial Report 2025 I 41

Management’s Discussion and Analysis

Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due. The increased geopolitical uncertainty and general economic conditions have amplified the unpredictability of business and transaction cycles, thereby bringing uncertainty as to the cash we expect to generate from our operations and our ability to meet financial requirements in the foreseeable future.

Interest rates
We are exposed to risk on the interest rate of our debt. If interest rates increase, our floating rate long-term debt would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially and adversely affect CAE’s financial condition and operating results. Increasing interest rates may also restrict our ability to expand into new markets if we do not have access to debt or equity capital on acceptable terms, which in turn may negatively affect our competitiveness and results of operations. Similarly, changes in interest rates may negatively affect the ability of our customers to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand and ability to pay for our products and services.

Returns to shareholders
Payment of dividends and other cash or capital returns (such as a normal course issuer bid for the repurchase of our outstanding shares) to our shareholders are at the discretion of the Board of Directors and depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, our ability to repatriate cash from our subsidiaries, as well as our dividend and other policies which may be reviewed from time to time.

No assurance can be given as to whether or when CAE will declare and pay dividends in the future, or the frequency or amount of any such dividend. In addition, there is no assurance that shareholders who have their common shares enrolled in CAE’s Dividend Reinvestment Plan (DRIP) will continue to have their common shares participate in the DRIP, which may have an impact on our cash flows.

Cash disbursements used for the repurchase of our outstanding shares may have an impact on available cash to use to respond to unforeseen challenges or other capital allocation priorities that might have generated higher returns or contributed to CAE's long-term growth.

Estimates used in accounting
Accounting for our contracts, notably contracts for the design, engineering, and manufacturing of training devices, requires judgment associated with estimating contract revenue and costs and assumptions for schedule and technical issues. Because of the significance of the judgments and estimation processes involved in accounting for our contracts, materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may have an impact on our financial statements including but not limited to impairment testing and fair value determination, and may adversely affect our future results of operations and financial condition.

Impairment risk
The carrying amounts of our non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists. Factors that may result in a change in circumstances, indicating that the carrying value of our goodwill or non-financial assets may not be recoverable include reduced future estimated cash flows, slower growth rates than forecasted and a decline in our share price and market capitalization. Change in key assumptions, such as a failure to meet our five-year strategic plan or other unanticipated circumstances, including market conditions, may affect the accuracy or validity of our estimates. Because of the significance of our goodwill and other non-financial assets, any future impairment of these assets could require material non-cash charges to our operating results, which also could have a material adverse effect on our financial condition.

Pension plans
Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, thereby negatively impacting our earnings, cash flow and shareholders' equity.

42 I CAE Financial Report 2025

Management’s Discussion and Analysis

Indebtedness
CAE may achieve strategic growth objectives by financing costs of investments out of available liquidities, including cash on hand and/or advances or drawdowns under one or more of our revolving credit facility or other debt financing. Such borrowings could have material adverse consequences for CAE, including: limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; negatively impacting the credit rating of our long-term debt; limiting our ability to declare dividends on our common shares or buy back our outstanding shares; having to dedicate a portion of our cash flows from operations to the payment of interest on our existing indebtedness and not having such cash flows available for other purposes, exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing CAE at a competitive disadvantage compared to our competitors that have incurred less debt; making CAE more vulnerable in a downturn in general economic conditions; and making it more difficult for us to satisfy our covenants with respect to our indebtedness. There is no guarantee that we will be able to obtain additional indebtedness or other financing on terms favourable to us or at all to repay the principal on such indebtedness when it becomes due.

If we are unable to generate sufficient funds to meet our obligations under our outstanding indebtedness, we may be required to refinance, restructure or otherwise amend or waive some or all of such obligations, sell assets or raise additional cash through additional issuances of our equity. In such case, we cannot make any assurances that we would be able to obtain such refinancing on terms as favourable as our current financing or that amendments or waivers would be obtained, that such restructuring, sales of assets or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations.

Acquisition and integration costs
We incur several costs associated with completing acquisitions and integrating the operations of CAE and acquired companies. The substantial majority of these costs are non-recurring expenses resulting from an acquisition and will consist of transaction costs related to the acquisition, including financial, legal and accounting costs, facilities and information technology systems costs and employment‑related costs. Such expenses are difficult to estimate accurately and may exceed estimates. We may also fail to accurately forecast the financial impact of an acquisition or other strategic transaction, including tax and accounting charges. Accordingly, the benefits from an acquisition may be offset by unexpected costs incurred in integrating the businesses, which could cause our revenue assumptions to be inaccurate.

Sales of additional common shares
Any future issuance of common shares, or other securities convertible into common shares, may result in dilution to present and prospective common shareholders as well as dilution in earnings per share. CAE cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares will have on the market price of the common shares. Issuances of a substantial number of additional common shares (or securities convertible into common shares), or the perception that such issuances could occur, may adversely affect the prevailing market price for the common shares.

Market price and volatility of our common shares
The market price of our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control and are unrelated to our performance. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Following a significant decline in the market price of a company’s securities, there may be instances of securities class action litigation being instituted against such company. The Company is currently a defendant in a shareholder-instituted class action proceeding, alleging such a decline in the market price of our common shares during the first quarter of fiscal 2025. We cannot provide any assurance that similar litigation will not occur in the future. The existing proceeding and any future similar proceedings could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, operating results, and financial condition. Due to the inherent uncertainties of litigation, it is not possible to (a) predict the final outcome of the existing proceeding and other related proceedings generally or (b) determine the amount of potential losses, if any, that may be incurred in connection with any final judgment on these matters.

We maintain insurance coverage for various aspects of our business and operations, including for litigation. Our insurance programs have varying coverage limits and maximums, and insurance companies may deny claims we might make. Please refer to “Insurance coverage potential gaps” under Section 11.6 “Legal and regulatory risks” of CAE's MD&A for the year ended March 31, 2025 for more detail regarding the risks associated with our insurance coverage.

Seasonality
Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles. We expect these trends to continue, but may be disturbed by the volatile geopolitical environment, supply chain and/or labour disruptions.

CAE Financial Report 2025 I 43

Management’s Discussion and Analysis

Taxation matters
We collect and pay significant amounts of taxes to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Also, a substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation, such as the introduction of Pillar Two Model Rules designed to ensure large multinational enterprises pay a minimum level of tax on income arising in each jurisdiction they operate, could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

Adjusted backlog
Adjusted backlog represents management’s estimate of the aggregate amount of the revenues expected to be realized in the future. The termination, modification, delay, or suspension of multiple contracts may have a material and adverse effect on future revenues and profitability. We cannot guarantee that the revenues initially anticipated in our adjusted order intake will be realized in full, in a timely manner, or at all, or that, even if realized, such revenues will result in profits or cash generation as expected, and any shortfall may be significant.

11.6      Legal and regulatory risks

Data rights and governance
In providing services and solutions to clients, we collect, utilize, store and communicate confidential, personal, classified and proprietary information that may be highly sensitive. Any security breach, improper use and other types of unauthorized access or misappropriation of such information could not only lead to regulatory penalties, audits or investigations by various government agencies relating to our compliance with applicable laws, but also damage to our reputation or loss of confidence in our products and services.

Further, the management, use and protection of personal information (or personal data) are becoming increasingly important, particularly given the high value attributed to such information and the potential exposure to operational risks, reputational risks, and regulatory compliance risks, including compliance with the European Union’s General Data Protection Regulation, the U.K.’s General Data Protection Regulation, Canada’s federal Personal Information Protection and Electronic Documents Act and substantially similar equivalents at the provincial level, the California Consumer Privacy Act, and the proliferation of similar regulatory frameworks in other regions. Compliance with these requirements may prove to be complex and may add to our compliance costs. Further, our use of AI poses evolving risks as we continue to incorporate AI systems into our operations.

U.S. foreign ownership, control or influence mitigation measures
CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, we have entered into a FOCI mitigation agreement with the U.S. Department of Defense that enables these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. government. Specifically, the mitigation agreement is a Special Security Agreement (SSA) for CAE USA Inc. If CAE fails to maintain compliance with the SSA, the facility security clearances for CAE USA Inc. could be terminated. If this occurred, our U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and could lose the right to perform certain existing contracts with the U.S. government to completion.

Compliance with laws and regulations
CAE operates in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, national security and aviation safety of each country. These laws and regulations may change without notice, which could impact our sales and operations in ways which we cannot predict. Any change could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition. For instance, changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities, could mean that we will not be permitted to sell or licence certain products to customers, which could cause a potential loss of revenue. We could also be required to make unplanned modifications to our products and services, causing delays, higher inventory levels or resulting in postponed or cancelled sales or changes to sales predictions. Our compliance with government import‑export regulations (e.g., International Traffic in Arms Regulations) may also be investigated or audited and we can be subject to potential liabilities associated with those matters.

Export control restrictions could also negatively impact our operations. For example, CAE’s technology and services may be subject to export permit approvals and regulatory requirements which could take several months to obtain, thereby resulting in potential delays in obtaining export permits or even preventing us from exporting to certain countries, entities or people in or from a country. Also, failure to comply with export control requirements could lead to fines and/or being excluded from government contracts or subcontracts and reputational damages, which would negatively affect our revenue from operations and profitability and could have a negative effect on our ability to procure other government contracts in the future.

44 I CAE Financial Report 2025

Management’s Discussion and Analysis

As a contractor to various governments, CAE must comply with procurement regulations and other specific legal requirements, such as sourcing restrictions, requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements (also known as offset arrangements). These regulations and other requirements, although often customary in government contracting, increase our contract performance risks and compliance costs and are regularly evolving. Failure to comply with these regulations and other requirements could negatively impact our revenue from operations and profitability, and could have a negative effect on our ability to procure other government contracts in the future. In various jurisdictions, governments have been pursuing and may continue to pursue policies that could negatively impact our profitability, including seeking to shift additional responsibility and performance risks to the contractor.

In addition, CAE’s global operations are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), the U.K. Bribery Act and other anti-corruption laws. Failure by CAE and its employees or by any business partner or supplier working on our behalf to comply with anti-corruption requirements could result in administrative, civil, or criminal liabilities, including suspension and debarment from bidding for or performing government contracts

Insurance coverage potential gaps
CAE products, services and/or operations can result in injury or damage to customers and other third parties, exposing CAE to substantial claims and litigation. Such claims could relate to, among other things, personal injury, loss of life, property damage and financial loss.

As part of its business operations, CAE maintains a certain level of insurance coverage, subject to varying limits, deductibles or retentions. There can be no assurance that the available insurance will be sufficient in limits and comprehensive in scope to respond to potential claims. Our insurance is purchased from a number of third-party insurers, often in layered insurance arrangements. In the event that limits purchased or coverage may be inadequate, CAE may be forced to bear substantial costs, resulting in an adverse impact on our financial condition, cash flows, or operating results. Moreover, any accident, failure of, or defect in our products or services, even if fully indemnified or insured, could significantly impact the cost and availability of adequate insurance in the future.

Product-related liabilities
Simulators, software solutions and other products sold by CAE may contain defects or may be subject to human error which may present a safety risk. Said defects, or human error due to manual input, could result in warranty claims, potential product liability and personal injury claims and/or major disruption in the operations of our customers. CAE may incur significant costs to issue a product recall or to modify or retrofit these products to ensure their safety, whether these are mandated by aviation authorities or otherwise. In addition to litigation and settlement costs related to liability claims, an adverse judgment against CAE or customers’ fleet being grounded due to potential safety risks in our software solutions may cause reputational damage and have a significant adverse effect on our business and operating results.

CAE may also be subject to product liability claims relating to equipment and services of discontinued operations or businesses sold, whereby CAE has retained past liabilities.

Environmental laws and regulations
CAE is exposed to various environmental risks and is subject to complying with environmental laws and regulations which vary from country to country and are subject to change. CAE’s inability to comply with environmental laws and regulations could result in penalties, lawsuits and potential harm to our reputation.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we committed to may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Government audits and investigations
Government agencies routinely audit and investigate government contractors, as well as recipients of government grants and contributions, thereby increasing performance and compliance costs. These agencies may review our performance under our contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. Our incurred costs for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed or a reduction or reversal of government grants and contributions to R&D programs. Although we work with governments to assess the merits of claims and, where appropriate, reserve for amounts disputed, we could be required to provide repayments to governments which could have a negative effect on our results of operations. We may continue to experience an increased number of audits and challenges to government accounting matters and business systems for current and past years, as well as a lengthened period of time required to close open audits, an increased number of broad requests for information and an increased risk of withholding of payments. If an audit or investigation were to uncover improper or illegal activities, we could be subject to further fines, administrative actions, termination of contracts, forfeiture of profits, suspension of payments or debarment from business with the government. The government could impose additional payment withholds or seek consideration for material not in compliance with associated sourcing standards.

CAE Financial Report 2025 I 45

Management’s Discussion and Analysis

Protection of our intellectual property and brand
We rely, in part, on trade secrets, copyrights, patents, industrial designs, trademarks and contractual restrictions, such as confidentiality agreements and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim. As the partner of choice elevating safety, efficiency and readiness, our brand is a significant asset. From time to time, we may authorize the use of our brand, under third party licence agreements. Additionally, in certain of our flight training organizations, we outsource some flying to third-party providers, but ultimately remain accountable for their performance operating for our brand. Adverse publicity related to incidents or litigation involving us, our partners or suppliers may impact the value of our brand.

Third-party intellectual property
Our products may contain sophisticated software and hardware, including computer systems, optical systems and electronics, that are supplied to us by third parties. Moreover, our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to such software, systems and data sets on reasonable terms, or at all. Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop certain functionalities, designs, and processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all. The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Foreign private issuer status
As a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the U.S., to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (SEC), although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In relying on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, CAE is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between our corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

Further, as a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. CAE is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker‑dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in our securities on the basis of the information.

Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and we voluntarily comply with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

Enforceability of civil liabilities against our directors and officers
CAE is governed by the Canada Business Corporations Act with our principal place of business in Canada. Most of our directors and officers reside in Canada or elsewhere outside the U.S. The majority of our assets and all or a substantial portion of the assets of these directors and officers may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon CAE or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. Similarly, some of CAE’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons.

46 I CAE Financial Report 2025

Management’s Discussion and Analysis

11.7      Sustainability risks

Extreme climate events and the impact of natural or other disasters (including effects of climate change)
Climate change, reflected in an increase in extreme events such as extreme heat, heavy rainfall, drought and cyclones, can disrupt our operations, damage our infrastructure, endanger the health and safety of our employees, affect the availability and cost of materials, resources and services, reduce air traffic, increase insurance costs, and even compromise our ability to obtain adequate insurance coverage for all the major risks to which we are exposed. These disruptions may have a significant impact on our operating results, financial position and liquidity. In addition, evolving regulatory frameworks related to climate change add additional responsibilities specific to the products and services we provide.

Sustainability commitments and expectations
Evolving stakeholder expectations with respect to sustainability matters may pose risks to CAE’s competitive advantage, brand and reputation, ability to attract and retain talent, financial outlook, cost of capital, global supply chain and business continuity, which may impact our ability to achieve long-term business objectives. Increased public awareness and growing concerns about climate change (including the “anti-flying” movement and tendencies towards sustainable travel initiatives) and the global transition to a low carbon economy result in a broad range of impacts, including potential risks for CAE and its business partners’ market outlook.

CAE may fail to adequately monitor the emerging risks in a rapidly changing ecosystem and to sufficiently address evolving expectations related to corporate culture, business conduct and ethics, responsible management of its supply chain, transparency, respect for human rights, working and safety conditions, as well as equal opportunities, among other factors, which could affect corporate profitability and reputation.

Additional sustainability-related regulations, changes in reporting frameworks and guidance, emergence of ‘’greenwashing’’ legal actions by activist groups, increasing regulatory expectations as well as continuing reforms pertaining to mandatory disclosure create a new uncertain and evolving set of compliance risks. Gaps in perception and acceptability of how sustainability factors in shareholder value also call for increased vigilance when it comes to sustainability reporting and communication.

More acute generalized scrutiny also adds pressure to secure reliable and precise sustainability data with clear accountability across the organization and to deploy robust data collection processes with effective controls that will allow external verification in the near future. A lack of precise, auditable and complete data accurately reflecting the progress on CAE’s multi-year roadmap could hinder our credibility as a sustainability catalyst in the industry.

As CAE’s sustainability performance is assessed by proxy advisory agencies, we could also face governance issues if we do not meet their expectations.

11.8      Reputational risks

Reputational risk
Reputational risk may arise under many situations including, among other things:
–Quality or performance issues of our products or services and new technologies we launch;
–Inability to penetrate new markets or to meet expectations or demand for newly developed products and technologies;
–Failure to maintain ethically and socially responsible operations;
–Relationships or dealings with customers and other counterparties that could expose CAE to ethics, compliance and reputational risks;
–Negative perceptions regarding the defence and security industry and related product and service offerings;
–Injuries or death arising from health and safety incidents during the operation process or training activities; and
–Alleged or proven non-compliance with laws or regulations by our employees, agents, subcontractors, suppliers and/or business partners.

Any negative publicity about CAE or damage to our image and reputation could have a negative adverse impact on customers' and other key stakeholders’ perception and trust, may prevent CAE to recruit necessary talent and may cause the cancellation of current work or negatively influence our ability to obtain contracts. Many of CAE’s other risks intersect with reputational risk and may therefore amplify this risk.

CAE Financial Report 2025 I 47

Management’s Discussion and Analysis

11.9      Technological risks

Information technology
CAE’s operations rely heavily on information technology infrastructure, software as a service and other software applications, whether hosted internally or outsourced. As we expand our product portfolio to include software solutions and place greater emphasis on digital strategy and AI, this reliance on information technology infrastructure and systems has become even more critical. Our business also requires the appropriate and secure handling of sensitive and confidential information from third parties such as aircraft OEMs, national defence forces and customers. Any material disruption in our technology systems could have a material adverse effect on our business, financial condition, prospects and/or results of operations. Similarly, any material technological issue with our software solutions or with data feeds, infrastructure or systems provided by third parties could result in financial losses and/or impairments in our customers' operations.

System modernization, updates and system replacements can temporarily disrupt our business activities. Conversely, failure to maintain, upgrade, replace or properly implement such new information technology systems could result in increased risk of a cybersecurity incident and have an adverse effect on operational efficiency, revenue or reputation. In addition, the digital transformation and the adoption of emerging technologies, such as AI and machine learning, require continued focus and investment to manage those risks effectively.

Reliance on third-party providers for information technology systems and infrastructure management
Operations for some information technology systems maintenance and support services and infrastructure management functions are outsourced to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on CAE's operations and customers.

Third-party providers’ services are often subscription-based, subjecting us to various subscription pricing models based on market trends. Strategic renegotiation of such agreements can be lengthy, and it is important to manage and review performance of our third‑party providers on a continuous basis.

12.  COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for CAE. In fiscal 2025, we determined that key management personnel consist of the Board of Directors and its Management Team, which is comprised of the President and Chief Executive Officer (CEO) and executive officers who report directly to him. In fiscal 2024, prior to the senior leadership reorganization announced in May 2024, we determined that key management personnel consisted of the Board of Directors, the President and Chief Executive Officer, the Chief Financial Officer, and the Group Presidents. As at March 31, 2025, key management personnel consist of 12 non-employee Directors and 8 executive officers (2024 – 12 non-employee Directors and 5 executive officers).

The compensation expense of key management for employee services recognized in income are as follows:

(amounts in millions)	2025	2024
Salaries and other short-term employee benefits	$12.5	$6.6
Post-employment benefits – defined benefit plans	2.0	3.8
Costs related to the CEO's terms of departure	6.3	—
Termination benefits	5.0	2.1
Share-based payments expense	22.2	4.4
	$48.0	$16.9

In November 2024, the Company announced its CEO succession plan whereby the current CEO will be leaving the Company at the Annual General Meeting in August 2025. The CEO's terms of departure were finalized during the fourth quarter of fiscal 2025 and include non-compete and non-solicitation covenants, as well as other terms that are generally consistent with the previously agreed‑upon employment arrangement which will remain in force until the departure date.

During fiscal 2025, the Company incurred approximately $8.3 million of executive management transition costs, including $6.3 million related to the CEO's terms of departure, representing accrued expenses not yet paid to the current CEO, and $2.0 million of other costs consisting primarily of external advisor fees. These costs are recorded in selling, general and administrative expenses.

For the year ended March 31, 2025, the compensation earned by non-employee Directors amounted to $3.9 million (2024 –  $3.3 million), which include the grant date fair value of deferred share units (DSUs) as well as cash payments.

48 I CAE Financial Report 2025

Management’s Discussion and Analysis

13.   NON-IFRS AND OTHER FINANCIAL MEASURES AND SUPPLEMENTARY NON-FINANCIAL INFORMATION
13.1       Non-IFRS and other financial measure definitions
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of this MD&A), the executive management transition costs (as described in Section 5.6 of this MD&A), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 13.3 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

CAE Financial Report 2025 I 49

Management’s Discussion and Analysis

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods. Refer to Section 13.3 “Non‑IFRS measure reconciliations” of this MD&A for a calculation of this measure.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of this MD&A), the executive management transition costs (as described in Section 5.6 of this MD&A), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 13.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 13.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of this MD&A), the executive management transition costs (as described in Section 5.6 of this MD&A), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items. Refer to Section 13.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, intangible assets expenditures excluding capitalized development costs, other investing activities not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 7.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

50 I CAE Financial Report 2025

Management’s Discussion and Analysis

Capital employed
Capital employed is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Use of capital:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of this MD&A), the executive management transition costs (as described in Section 5.6 of this MD&A), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024) and the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023). We use adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 8.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 13.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

CAE Financial Report 2025 I 51

Management’s Discussion and Analysis

GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

13.2       Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

52 I CAE Financial Report 2025

Management’s Discussion and Analysis

13.3       Non-IFRS measure reconciliations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended March 31	2025	2024	2025	2024	2025	2024
Operating income (loss)	$197.4	$147.0	$42.5	$(680.0)	$239.9	$(533.0)
Restructuring, integration and acquisition costs	—	44.4	—	10.6	—	55.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Shareholder matters	6.3	—	4.3	—	10.6	—
Executive management transition costs	4.7	—	3.6	—	8.3	—
Impairment of goodwill	—	—	—	568.0	—	568.0
Impairment of technology and other non-financial assets	—	—	—	35.7	—	35.7
Adjusted segment operating income (loss)	$208.4	$191.4	$50.4	$(65.7)	$258.8	$125.7

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Years ended March 31	2025	2024	2025	2024	2025	2024
Operating income (loss)	$605.3	$442.0	$123.9	$(627.4)	$729.2	$(185.4)
Restructuring, integration and acquisition costs	37.8	106.9	18.7	24.5	56.5	131.4
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM	(72.6)	—	—	—	(72.6)	—
Shareholder matters	6.3	—	4.3	—	10.6	—
Executive management transition costs	4.7	—	3.6	—	8.3	—
Impairment of goodwill	—	—	—	568.0	—	568.0
Impairment of technology and other non-financial assets	—	—	—	35.7	—	35.7
Adjusted segment operating income	$581.5	$548.9	$150.5	$0.8	$732.0	$549.7

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2025	2024	2025	2024
Net income attributable to equity holders of the Company	$135.9	$(484.2)	$405.3	$(304.0)
Net loss (income) from discontinued operations	—	(20.5)	—	(21.3)
Restructuring, integration and acquisition costs, after tax	—	42.3	43.2	101.0
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM, after tax	—	—	(76.7)	—
Shareholder matters, after tax	7.6	—	7.6	—
Executive management transition costs, after tax	6.1	—	6.1	—
Impairment of goodwill, after tax	—	473.7	—	473.7
Impairment of technology and other non-financial assets, after tax	—	27.4	—	27.4
Adjusted net income	$149.6	$38.7	$385.5	$276.8

Average number of shares outstanding (diluted)	321.1	318.3	319.7	318.2

Adjusted EPS	$0.47	$0.12	$1.21	$0.87

CAE Financial Report 2025 I 53

Management’s Discussion and Analysis

Calculation of adjusted effective tax rate

		Three months ended		Years ended
		March 31		March 31
(amounts in millions, except effective tax rates)		2025	2024	2025	2024
Earnings (loss) before income taxes		$183.4	$(585.4)	$513.7	$(390.4)
Restructuring, integration and acquisition costs		—	55.0	56.5	131.4
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM		—	—	(72.6)	—
Shareholder matters		10.6	—	10.6	—
Executive management transition costs		8.3	—	8.3	—
Impairment of goodwill		—	568.0	—	568.0
Impairment of technology and other non-financial assets		—	35.7	—	35.7
Adjusted earnings before income taxes		$202.3	$73.3	$516.5	$344.7

Income tax expense (recovery)		$45.2	$(80.6)	$98.7	$(72.8)
Tax impact on restructuring, integration and acquisition costs		—	12.7	13.3	30.4
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on gain on fair value remeasurement of SIMCOM		—	—	4.1	—
Tax impact on shareholder matters		3.0	—	3.0	—
Tax impact on executive management transition costs		2.2	—	2.2	—
Tax impact on impairment of goodwill		—	94.3	—	94.3
Tax impact on impairment of technology and other non-financial assets		—	8.3	—	8.3
Adjusted income tax expense		$50.4	$34.7	$121.3	$60.2

Effective tax rate	%	25%	14%	19%	19
Adjusted effective tax rate	%	25%	47%	23%	17

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2025	2024
Operating income (loss)	$729.2	$(185.4)
Depreciation and amortization	414.7	368.7
EBITDA	$1,143.9	$183.3
Restructuring, integration and acquisition costs	56.5	131.4
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM	(72.6)	—
Shareholder matters	10.6	—
Executive management transition costs	8.3	—
Impairment of goodwill	—	568.0
Impairment of technology and other non-financial assets	—	35.7
Adjusted EBITDA	$1,146.7	$918.4

Net debt	$3,176.7	$2,914.2

Net debt-to-EBITDA	2.78	15.90
Net debt-to-adjusted EBITDA	2.77	3.17

54 I CAE Financial Report 2025

Management’s Discussion and Analysis

14.   CHANGES IN ACCOUNTING POLICIES
14.1     New and amended standards adopted
Amendments to IAS 1 – Presentation of Financial Statements
In January 2020, the IASB issued a narrow-scope amendment to IAS 1 – Presentation of Financial Statements, which clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability or events after the reporting date. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

In October 2022, the IASB issued amendments to IAS 1 – Presentation of Financial Statements, which specify that for long-term debt with covenants to be complied with after the reporting date, such covenants do not affect the classification of debt as current or non‑current at the reporting date, but do require disclosures in the notes to the financial statements.

These amendments to accounting standards were applied for the first time on April 1, 2024, but did not have a significant impact on our consolidated financial statements.

Amendments to IFRS 16 – Leases
In September 2022, the IASB issued amendments to IFRS 16 – Leases, which requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. This amendment was applied for the first time on April 1, 2024, but did not have a significant impact on our consolidated financial statements.

Amendments to IAS 7 – Statement of Cash Flows, and IFRS 7 – Financial Instruments: disclosures
In May 2023, the IASB issued amendments to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: disclosure, which introduces disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments provide a transition relief whereby an entity is not required to provide the disclosures, otherwise required by the amendments, for any comparative period in the year of initial application of the amendments. This amendment was applied for the first time on April 1, 2024, and we have elected to apply the transition relief to our consolidated financial statements.

Disclosure of revenues and expenses for reportable segments – IFRS 8 – Operating Segments
In July 2024, the IFRS Interpretations Committee issued an agenda decision which clarifies certain disclosure requirements under IFRS 8 – Operating Segments. The decision highlights the need to disclose certain specified income and expense items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss. The required disclosures have been made in Note 4 – Operating segments and geographic information of our consolidated financial statements.

14.2     New and amended standards not yet adopted
Amendments to IFRS 7 – Financial Statements Disclosures and IFRS 9 – Financial Instruments
In May 2024, the IASB issued amendments to IFRS 7 - Financial Statements Disclosures and IFRS 9 - Financial Instruments to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, to clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of ESG targets), and update the disclosures for equity instruments designated at FVOCI.

These amendments to IFRS 7 and IFRS 9 will be effective for our fiscal period beginning on April 1, 2026, with earlier adoption permitted. We continue to evaluate the impact of these amendments on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1. IFRS 18 introduces a defined structure for the income statement, composed of required categories and subtotals, and disclosure requirements for management-defined performance measures.

IFRS 18 will be effective for our fiscal period beginning on April 1, 2027. We continue to evaluate the impact of the new standard on our consolidated financial statements.

CAE Financial Report 2025 I 55

Management’s Discussion and Analysis

14.3     Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method as of the date control is transferred. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value at the date of acquisition, which may be estimated using an income, market or cost valuation method. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

The judgments made in determining the estimated fair value assigned to the net identifiable assets acquired, as well as the estimated useful life of non-financial assets, could impact the net income of subsequent periods through depreciation and amortization, and in certain instances through impairment charges. We believe that the estimated fair values assigned to the net identifiable assets acquired are based on reasonable assumptions that a marketplace participant would use. While we use our best estimates and assumptions to accurately value the net identifiable assets acquired at the acquisition date, estimates are inherently uncertain and subject to refinement.

During the measurement period, for up to 12 months following the acquisition, we recorded adjustments to the initial estimate of the net identifiable assets acquired based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustment arises.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
Our impairment test for goodwill is based on estimates of the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Management applies significant judgement in developing the cash flow model, which includes the use of key assumptions including expected revenue growth, margin projections and the discount rates. Management also applies judgement when reflecting the impact surrounding current market view of risk and uncertainty and macroeconomic conditions. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, we estimate the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Determining the measure of progress of performance obligations satisfied over time
For contracts where revenue is recognized over time using the cost input method, we apply judgement in estimating the total costs to complete the contract.

The determination of the total costs to complete a contract is based on estimates that can be affected by several factors, including program management and execution difficulties, technological challenges, cost of materials, supply chain disruptions, inflationary pressures, availability of labour and problems with suppliers or subcontractors.

Management conducts monthly reviews of our estimated costs to complete as well as our revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

56 I CAE Financial Report 2025

Management’s Discussion and Analysis

Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year. Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 22 of our consolidated financial statements for further details regarding assumptions used.

Income taxes
We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

15.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Interim Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of March 31, 2025, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Interim Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Interim Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2025 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of March 31, 2025.

There were no changes in the Company’s internal control over financial reporting that occurred during the fourth quarter and fiscal year 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CAE Financial Report 2025 I 57

Management’s Discussion and Analysis

16.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS
The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

17.   ADDITIONAL INFORMATION
You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

58 I CAE Financial Report 2025

Management’s Discussion and Analysis

18.   SELECTED FINANCIAL INFORMATION
The following table provides selected quarterly financial information for the past three fiscal years.

(amounts in millions, except per share amounts)	Q1	Q2	Q3	Q4	Total
Fiscal 2025
Revenue	$1,072.5	1,136.6	1,223.4	1,275.4	4,707.9
Net income	$50.8	54.8	171.2	138.2	415.0
Equity holders of the Company	$48.3	52.5	168.6	135.9	405.3
Non-controlling interests	$2.5	2.3	2.6	2.3	9.7
Basic and diluted EPS attributable to equity holders of the Company	$0.15	0.16	0.53	0.42	1.27
Adjusted EPS	$0.21	0.24	0.29	0.47	1.21
Average number of shares outstanding (basic)	318.6	318.7	319.0	320.0	319.1
Average number of shares outstanding (diluted)	318.8	319.1	319.8	321.1	319.7
Fiscal 2024
Revenue	$1,012.0	1,050.0	1,094.5	1,126.3	4,282.8
Net income	$67.8	61.1	59.1	(484.3)	(296.3)
Equity holders of the Company
Continuing operations	$64.8	56.2	58.4	(504.7)	(325.3)
Discontinued operations	$0.5	2.2	(1.9)	20.5	21.3
Non-controlling interests	$2.5	2.7	2.6	(0.1)	7.7
Basic and diluted EPS attributable to equity holders of the Company	$0.20	0.18	0.17	(1.52)	(0.95)
Continuing operations	$0.20	0.17	0.18	(1.58)	(1.02)
Discontinued operations	$—	0.01	(0.01)	0.06	0.07
Adjusted EPS	$0.24	0.26	0.24	0.12	0.87
Average number of shares outstanding (basic)	318.0	318.2	318.3	318.3	318.2
Average number of shares outstanding (diluted)	318.8	319.2	319.1	318.3	318.2
Fiscal 2023
Revenue	$893.7	949.6	969.9	1,197.4	4,010.6
Net income	$3.7	46.3	80.0	101.9	231.9
Equity holders of the Company
Continuing operations	$6.8	44.2	76.0	93.6	220.6
Discontinued operations	$(5.1)	0.3	2.1	4.8	2.1
Non-controlling interests	$2.0	1.8	1.9	3.5	9.2
Basic and diluted EPS attributable to equity holders of the Company	$—	0.14	0.25	0.31	0.70
Continuing operations	$0.02	0.14	0.24	0.29	0.69
Discontinued operations	$(0.02)	—	0.01	0.02	0.01
Adjusted EPS	$0.07	0.19	0.27	0.33	0.87
Average number of shares outstanding (basic)	317.1	317.8	317.9	317.9	317.7
Average number of shares outstanding (diluted)	318.2	318.4	318.3	318.7	318.4

The following table provides selected annual financial information for the past three fiscal years.

(amounts in millions)	2025	2024	2023
Financial position:
Total assets	$11,213.8	$9,834.1	$10,436.5
Total non-current financial liabilities(1)	3,185.2	2,855.4	3,179.6
Total net debt	3,176.7	2,914.2	3,032.5
(1) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.
CAE Financial Report 2025 I 59

CAE INC.

CONSOLIDATED FINANCIAL STATEMENTS

60 | CAE Financial Report 2025

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer and the Interim Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2025 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of March 31, 2025.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

/s/ Marc Parent                                                   /s/ Constantino Malatesta
President and Chief Executive Officer                Interim Chief Financial Officer

May 13, 2025

CAE Financial Report 2025 | 61

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CAE Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of CAE Inc. and its subsidiaries (the Company) as of March 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

62 | CAE Financial Report 2025

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Estimated costs to complete certain contracts
As described in Note 1 to the consolidated financial statements, the Company recognizes revenue from contracts with customers for the design, engineering, and manufacturing of training devices over time using the cost input method when management determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. For the year ended March 31, 2025, a portion of total consolidated revenue of $4.7 billion related to revenue recognized from contracts with customers over time using the cost input method. For contracts where revenue is recognized over time using the cost input method, management applies judgment in estimating the total costs to complete the contract. The determination of the total costs to complete a contract is based on estimates that can be affected by several factors, including program management and execution difficulties, technological challenges, cost of materials, supply chain disruptions, inflationary pressures, availability of labour and problems with suppliers or subcontractors. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

The principal considerations for our determination that performing procedures relating to revenue recognition for estimated costs to complete certain contracts is a critical audit matter are that there was judgment applied by management in estimating the total costs to complete the contracts. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the total costs to complete the contracts estimated by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process including controls over the estimation of the total costs to complete the contracts. These procedures also included, among others, testing management’s process for estimating the total costs to complete the contracts for a sample of contracts, which included testing the completeness, accuracy and relevance of the data used in the estimate of the work performed to date as a proportion of the total work to be performed; and evaluating the reasonableness of total costs to complete the contracts by considering the factors identified by management as impacting those costs. Evaluating the reasonableness of total costs to complete the contracts involved assessing, on a sample basis, management’s ability to reasonably estimate total costs to complete the contracts by comparing changes in estimated costs with the prior year estimate or estimated costs to complete the contracts for new contracts; performing a lookback analysis to assess variances between actual and estimated costs for completed contracts; and performing procedures to evaluate the timely identification of factors which may warrant a modification to a previous cost estimate.

/s/PricewaterhouseCoopers

Montréal, Canada
May 13, 2025

We have served as the Company’s auditor since 1991.
CAE Financial Report 2025 | 63

Consolidated Financial Statements

Consolidated Income Statement

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2025	2024
Continuing operations
Revenue	4	$4,707.9	$4,282.8
Cost of sales		3,407.8	3,128.3
Gross profit		$1,300.1	$1,154.5
Research and development expenses		123.2	149.8
Selling, general and administrative expenses		565.4	535.0
Other (gains) and losses	5	(13.3)	27.9
Share of after-tax profit of equity accounted investees	4	(88.3)	(72.2)
Restructuring, integration and acquisition costs	6	56.5	131.4
Impairment of goodwill	15	—	568.0
Gain on remeasurement of previously held equity interest	7	(72.6)	—
Operating income (loss)		$729.2	$(185.4)
Finance expense – net	8	215.5	205.0
Earnings (loss) before income taxes		$513.7	$(390.4)
Income tax expense (recovery)	9	98.7	(72.8)
Net income (loss) from continuing operations		$415.0	$(317.6)
Net income from discontinued operations	3	—	21.3
Net income (loss)		$415.0	$(296.3)
Attributable to:
Equity holders of the Company		$405.3	$(304.0)
Non-controlling interests		9.7	7.7
Earnings (loss) per share attributable to equity holders of the Company
Basic and diluted – continuing operations	10	$1.27	$(1.02)
Basic and diluted – discontinued operations	10	—	0.07

The accompanying notes form an integral part of these Consolidated Financial Statements.

64 | CAE Financial Report 2025

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2025	2024
Net income (loss) from continuing operations		$415.0	$(317.6)
Items that may be reclassified to net income (loss)
Foreign currency exchange differences on translation of foreign operations		$381.9	$(4.7)
Net (loss) gain on hedges of net investment in foreign operations		(125.2)	8.0
Reclassification to income of gains on foreign currency exchange differences		(10.1)	(1.6)
Net loss on cash flow hedges		(41.4)	(11.9)
Reclassification to income of losses on cash flow hedges		20.6	5.0
Income taxes	9	5.9	(1.0)
		$231.7	$(6.2)
Items that will never be reclassified to net income (loss)
Remeasurement of defined benefit pension plan obligations	22	$(54.3)	$16.0
Income taxes	9	14.4	(4.2)
		$(39.9)	$11.8
Other comprehensive income from continuing operations		$191.8	$5.6
Net income from discontinued operations	3	$—	21.3
Other comprehensive loss from discontinued operations	3	—	(7.0)
Total comprehensive income (loss)		$606.8	$(297.7)
Attributable to:
Equity holders of the Company		$593.2	$(305.4)
Non-controlling interests		13.6	7.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial Report 2025 | 65

Consolidated Financial Statements

Consolidated Statement of Financial Position

As at March 31
(amounts in millions of Canadian dollars)	Notes	2025	2024
Assets
Cash and cash equivalents		$293.7	$160.1
Accounts receivable	11	612.0	624.7
Contract assets	12	482.2	537.6
Inventories	13	595.0	573.6
Prepayments		78.2	68.0
Income taxes recoverable		59.0	35.3
Derivative financial assets		23.5	7.2
Total current assets		$2,143.6	$2,006.5
Property, plant and equipment	14	2,989.5	2,515.6
Right-of-use assets	16	788.0	545.8
Intangible assets	15	3,871.0	3,271.9
Investment in equity accounted investees	17	559.1	588.8
Employee benefits assets	22	11.6	65.7
Deferred tax assets	9	191.8	233.3
Derivative financial assets		1.4	4.2
Other non-current assets	18	657.8	602.3
Total assets		$11,213.8	$9,834.1

Liabilities and equity
Accounts payable and accrued liabilities	19	$1,190.8	$1,035.3
Provisions	20	34.5	42.6
Income taxes payable		18.4	31.1
Contract liabilities	12	1,001.6	911.7
Current portion of long-term debt	21	399.0	308.9
Derivative financial liabilities		42.2	28.8
Total current liabilities		$2,686.5	$2,358.4
Provisions	20	14.3	14.0
Long-term debt	21	3,071.4	2,765.4
Employee benefits obligations	22	134.1	98.7
Deferred tax liabilities	9	40.7	36.6
Derivative financial liabilities		22.4	2.9
Other non-current liabilities	23	268.4	255.5
Total liabilities		$6,237.8	$5,531.5
Equity
Share capital	10	$2,327.1	$2,252.9
Contributed surplus		69.8	55.4
Accumulated other comprehensive income	25	381.8	154.0
Retained earnings		2,112.8	1,762.6
Equity attributable to equity holders of the Company		$4,891.5	$4,224.9
Non-controlling interests		84.5	77.7
Total equity		$4,976.0	$4,302.6
Total liabilities and equity		$11,213.8	$9,834.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

66 | CAE Financial Report 2025

Consolidated Financial Statements

Consolidated Statement of Changes in Equity

		Attributable to equity holders of the Company
		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2023		317,906,290	$2,243.6	$42.1	$167.2	$2,054.8	$4,507.7	$81.2	$4,588.9
Net (loss) income		—	$—	$—	$—	$(304.0)	$(304.0)	$7.7	$(296.3)
Other comprehensive (loss) income		—	—	—	(13.2)	11.8	(1.4)	—	(1.4)
Total comprehensive (loss) income		—	$—	$—	$(13.2)	$(292.2)	$(305.4)	$7.7	$(297.7)
Exercise of stock options	26	405,943	9.3	(1.5)	—	—	7.8	—	7.8
Equity-settled share-based payments expense	26	—	—	14.8	—	—	14.8	—	14.8
Transactions with non-controlling interests		—	—	—	—	—	—	(11.2)	(11.2)
Balances as at March 31, 2024		318,312,233	$2,252.9	$55.4	$154.0	$1,762.6	$4,224.9	$77.7	$4,302.6
Net income		—	$—	$—	$—	$405.3	$405.3	$9.7	$415.0
Other comprehensive income (loss)		—	—	—	227.8	(39.9)	187.9	3.9	191.8
Total comprehensive income		—	$—	$—	$227.8	$365.4	$593.2	$13.6	$606.8
Exercise of stock options	26	2,763,675	79.0	(11.9)	—	—	67.1	—	67.1
Settlement of equity-settled awards	26	45,430	1.3	(1.3)	—	—	—	—	—
Repurchase and cancellation of common shares	10	(856,230)	(6.1)	—	—	(15.2)	(21.3)	—	(21.3)
Equity-settled share-based payments expense, after tax	26	—	—	27.6	—	—	27.6	—	27.6
Transactions with non-controlling interests		—	—	—	—	—	—	(6.8)	(6.8)
Balances as at March 31, 2025		320,265,108	$2,327.1	$69.8	$381.8	$2,112.8	$4,891.5	$84.5	$4,976.0

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial Report 2025 | 67

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2025	2024
Operating activities
Net income (loss)		$415.0	$(296.3)
Adjustments for:
Depreciation and amortization	4	414.7	374.8
Impairment of goodwill	15	—	568.0
Impairment of non-financial assets – net		7.1	57.3
Share of after-tax profit of equity accounted investees		(88.3)	(72.2)
Deferred income taxes		44.9	(166.5)
Investment tax credits		(10.1)	(14.8)
Equity-settled share-based payments expense		25.2	14.8
Defined benefit pension plans		34.6	8.3
Other non-current liabilities		(5.3)	(9.7)
Derivative financial assets and liabilities – net		(39.8)	(12.7)
After-tax gain on disposal of discontinued operations	3	—	(16.5)
Gain on remeasurement of previously held equity interest	7	(72.6)	—
Other		(26.0)	4.3
Changes in non-cash working capital	24	197.1	128.1
Net cash provided by operating activities		$896.5	$566.9
Investing activities
Business combinations, net of cash acquired	2	$(308.0)	$—
Proceeds from disposal of discontinued operations	3	—	275.3
Property, plant and equipment expenditures	14	(356.2)	(329.8)
Proceeds from disposal of property, plant and equipment		19.4	4.0
Intangible assets expenditures	15	(87.9)	(147.9)
Net payments to equity accounted investees		(19.0)	(43.9)
Dividends received from equity accounted investees		28.7	37.1
Other		(9.3)	(10.2)
Net cash used in investing activities		$(732.3)	$(215.4)
Financing activities
Net repayment of borrowing under revolving credit facilities	21	$(45.0)	$(396.7)
Proceeds from long-term debt	21	331.5	433.5
Repayment of long-term debt	21	(321.3)	(370.4)
Repayment of lease liabilities	21	(59.9)	(69.5)
Net proceeds from the issuance of common shares		67.1	7.8
Repurchase and cancellation of common shares	10	(21.3)	—
Other		(0.9)	—
Net cash used in financing activities		$(49.8)	$(395.3)
Effect of foreign currency exchange differences on cash and cash equivalents		$19.2	$(13.7)
Net increase (decrease) in cash and cash equivalents		$133.6	$(57.5)
Cash and cash equivalents, beginning of year		160.1	217.6
Cash and cash equivalents, end of year		$293.7	$160.1

The Company has elected to present a consolidated statement of cash flows that includes both continuing and discontinued operations. Amounts related to discontinued operations by operating, investing and financing activities are disclosed in Note 3.

The accompanying notes form an integral part of these Consolidated Financial Statements.
68 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated financial statements were authorized for issue by the board of directors on May 13, 2025.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

Nature of operations
CAE exists to make the world safer. CAE delivers cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.

CAE Inc. and its subsidiaries’ (CAE or the Company) operations are managed through two segments:

(i)Civil Aviation – Provides comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions;
(ii)Defense and Security – A global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security.

CAE Inc. is incorporated and domiciled in Canada with its registered and main office located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Basis of preparation
The material accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, financial instruments at fair value through other comprehensive income (OCI) and liabilities for cash-settled share-based arrangements.

Basis of consolidation
Subsidiaries
Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. Subsidiaries are fully consolidated from the date control is obtained and they are no longer consolidated on the date control ceases. All intercompany accounts and transactions have been eliminated.

As at March 31, 2025, the Company's principal subsidiaries, including all subsidiaries representing individually more than 5% of total consolidated assets and 5% of consolidated revenue, are as follows:

		% equity
Subsidiary	Country of incorporation	interest
CAE USA Inc.	United States	100%
CAE SimuFlite Inc.	United States	100%

Joint arrangements
Joint arrangements are arrangements in which the Company exercises joint control as established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangement’s returns. When the Company has the rights to the net assets of the arrangement, the arrangement is classified as a joint venture and is accounted for using the equity method. When the Company has rights to the assets and obligations for the liabilities relating to an arrangement, the arrangement is classified as a joint operation and the Company accounts for each of its assets, liabilities and transactions, including its share of those held or incurred jointly, in relation to the joint operation.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profits or losses and movements in OCI of the investee. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures.

CAE Financial Report 2025 | 69

Notes to the Consolidated Financial Statements
Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s share in the joint venture. For sales of products or services from the Company to its joint ventures, the elimination of unrealized profits is considered in the carrying value of the investment in equity accounted investees in the consolidated statement of financial position and in the share in profit or loss of equity accounted investees in the consolidated income statement.

As at March 31, 2025, the Company does not have any investment in equity accounted investees representing individually more than 5% of total consolidated assets.

Business combinations
Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company, if any, at the date control is obtained. The consideration transferred includes the fair value of any liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs incurred to issue financial instruments that form part of the consideration transferred, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. If a business combination is achieved in stages, the Company remeasures its previously held interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in income.

Contingent consideration classified as a liability is measured at fair value, with subsequent changes recognized in income. If the contingent consideration is classified as equity, it is not remeasured and its subsequent settlement is recorded within equity.

New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting.

Non-controlling interests
Non-controlling interests (NCI) represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For interests purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Financial instruments and hedging relationships
Recognition, classification and measurement
A financial instrument is any contract that gives rise to a financial asset in one entity and a financial liability or equity instrument in another entity. Financial assets and financial liabilities, including derivatives, are recognized in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value.

Financial instruments are subsequently measured based on their classification, which are:
–Financial instruments measured at amortized cost;
–Financial instruments measured at fair value through profit or loss (FVTPL);
–Financial instruments measured at fair value through other comprehensive income (FVOCI).

Financial assets
A financial asset is measured at amortized cost if it meets both of the following conditions:
–     The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
–  The contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified or impaired. The Company’s financial assets at amortized cost include accounts receivable and advances to a portfolio investment.

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, and financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not SPPI are classified and measured at FVTPL, irrespective of the business model. Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial assets at FVTPL include cash and cash equivalents, and derivative instruments not designated as hedging instruments in a hedge relationship.

70 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
Financial assets at FVOCI are equity investments the Company has irrevocably elected to classify at FVOCI. This classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never transferred to income. Dividends are recognized in the income statement when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI.

Financial assets are not reclassified subsequent to their initial recognition, unless the Company changes its business model for managing a specific financial asset.

Financial liabilities
Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments that are not designated as hedging instruments in a hedge relationship. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Financial liabilities at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial liabilities measured at FVTPL include contingent liabilities arising on business combinations and also derivative instruments not designated as hedging instruments in a hedge relationship.

Financial liabilities at amortized cost are subsequently measured using the EIR method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the EIR amortization process. The Company’s financial liabilities at amortized cost include accounts payables, accrued liabilities, long-term debt, including interest payable, and royalty obligations.

Transaction costs
Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified as FVTPL and FVOCI) are included in the fair value initially recognized for those financial instruments. These costs are amortized to income using the EIR method.

Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when the Company has an unconditional and legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Hedge accounting
The Company uses derivative financial instruments, such as forward currency contracts, cross currency swaps and interest rate swaps to hedge its foreign currency risks and interest rate risks, respectively. A hedging relationship qualifies for hedge accounting when it meets all of the following effectiveness requirements:
–There is ‘an economic relationship’ between the hedged item and the hedging instrument;
–The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship;
–The hedge ratio of the hedging relationship is the same as that resulting from the quantities of:
–The hedged item that the Company actually hedges; and
–The hedging instrument that the Company actually uses to hedge that quantity of hedged item.

For the purpose of hedge accounting, hedges are classified as:
–Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment;
–Hedges of a net investment in a foreign operation;
–Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.

Documentation
At the inception of a hedge relationship, the Company formally documents the designation of the hedge, the risk management objectives and strategy, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship and can be reliably measured. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk.

Cash flow hedge
The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in OCI, while the ineffective portion is recognized immediately in income. Amounts accumulated in OCI are reclassified to income in the period in which the hedged item affects income. However, when the forecasted transactions that are hedged items result in recognition of non-financial items, gains and losses previously recognized in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in income as the related non-financial items are derecognized or amortized.

CAE Financial Report 2025 | 71

Notes to the Consolidated Financial Statements
Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting, when the designation is revoked, or when the hedging instrument expires or is sold. Any cumulative gain or loss directly recognized in OCI at that time remains in OCI until the hedged item is recognized in income. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was recognized in OCI is recognized in income immediately.

Hedge of net investments in foreign operations
The Company has designated certain long-term debts, fixed to fixed cross currency principal and interest rate swap agreements and forward currency contracts as a hedging item of the Company’s overall net investments in foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI and is limited to the translation gain or loss on the net investment.

Derecognition
Financial assets
A financial asset is derecognized when:
–The rights to receive cash flows from the asset have expired; or
–The Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Company is involved in a program in which it sells interests in certain of its accounts receivable. The Company continues to act as a collection agent. Under the program, the Company transfers some significant risks and rewards of the accounts receivable it sells and retains others. The accounts receivable are derecognized up to an amount corresponding to the extent of the Company's continuing involvement, which represents its maximum retained exposure.

Impairment of financial assets
The Company uses the expected credit loss (ECL) model for calculating impairment of financial assets and recognizes expected credit losses as loss allowances for assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original or credit adjusted effective interest rate. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Company applies the simplified approach permitted by IFRS 9 - Financial Instruments, which requires expected lifetime losses to be recognized from initial recognition of the assets.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Foreign currency translation
Foreign operations
CAE Inc.’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which they operate. Determination of the functional currency may involve certain judgements to determine the primary economic environment in which the subsidiary operates. Assets and liabilities of subsidiaries that have a functional currency other than the Canadian dollar are translated from their functional currency to Canadian dollars at exchange rates in effect at the reporting date. Revenue and expenses are translated at the average exchange rates. The resulting translation adjustments are included in OCI.

When CAE Inc. and its subsidiaries have a long-term intercompany balance receivable from or payable to a foreign operation for which settlement is not planned in the foreseeable future, such item is considered, in substance, a part of the Company’s net investment in that foreign operation. Gains or losses arising from the translation of those intercompany balances denominated in foreign currencies are also included in OCI.

Transactions and balances
Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in income, except when deferred in OCI as qualifying cash flow hedges and qualifying net investment hedges.
72 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
Cash and cash equivalents
Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at the date of purchase.

Accounts receivable
Receivables are initially recognized at fair value and are subsequently carried at amortized cost, net of credit loss allowances, based on expected recoverability. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recognized in income. Subsequent recoveries of amounts previously provided for or written-off are recognized in income.

Inventories
Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of cost, determined on a specific identification basis, and net realizable value. Work in progress is stated at the lower of cost, determined on a specific identification basis, and net realizable value. The cost of work in progress includes material, labour and an allocation of manufacturing overhead, which is based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to generate revenue. In the case of raw materials and spare parts, the replacement cost is the best measure of net realizable value.

Property, plant and equipment
Property, plant and equipment are recorded at cost less any accumulated depreciation and impairment losses. Costs include expenditures that are directly attributable to the acquisition or manufacturing of the item. The cost of an item of property, plant and equipment that is initially recognized includes, when applicable, the initial present value estimate of the costs required to dismantle and remove the asset and restore the site on which it is located at the end of its useful life. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Subsequent costs, such as updates on training devices, are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits will flow to the Company and the cost of the item can be reliably measured; otherwise, they are expensed.

A loss on disposal is recognized in income when the carrying value of a replaced item is derecognized, unless the item is transferred to inventories. If it is not practicable to determine the carrying value, the cost of the replacement and the accumulated depreciation calculated by reference to that cost will be used to derecognize the replaced part. The costs of day-to-day servicing of property, plant and equipment are recognized in income as incurred. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with its carrying amount, and are recognized within other gains and losses.

The different components of property, plant and equipment are recognized separately when their useful lives are materially different and such components are depreciated separately in income.

Land is not depreciated. The estimated useful lives, residual values and depreciation methods are as follows:

	Method	Depreciation rate / period
Buildings and improvements	Declining balance/Straight-line	2.5% to 10% / 3 to 40 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance/Straight-line	20% to 35% / 2 to 15 years
Aircraft	Straight-line (residual not exceeding 15%)	Not exceeding 25 years
Aircraft engines	Based on utilization	Not exceeding 3500 hours

As at March 31, 2025, the average remaining depreciation period for full-flight simulators is 11.1 years (2024 – 11.2 years).

Depreciation methods, useful lives and residual values are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee
The Company recognizes a right-of-use asset and liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

CAE Financial Report 2025 | 73

Notes to the Consolidated Financial Statements
The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. If it is reasonably certain that the Company will obtain ownership by the end of the lease term through a purchase option, the leased asset is depreciated over its useful life. The depreciation periods, residual values (only applicable when it is reasonably certain that the Company will obtain ownership by the end of the lease term) and depreciation methods are as follows:

	Method	Depreciation period
Buildings and land	Straight-line	Not exceeding 50 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Straight-line	Not exceeding 7 years
Aircraft	Straight-line (residual not exceeding 15%)	Not exceeding 25 years
Aircraft engines	Based on utilization	Not exceeding 3500 hours

In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. Lease payments comprise of fixed payments, including in-substance fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period that the Company is reasonably certain to exercise and penalties for early termination of a lease if the Company is reasonably certain to terminate.

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate, the estimate of the amount expected to be payable under a residual value guarantee or the Company’s assessment of whether it will exercise a purchase, renewal or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Lease modifications
A lease modification is a change in the scope of a lease, or the consideration for a lease, that was not part of its original terms and conditions. A lease modification is accounted for as a separate lease if the modification increases the scope of the lease by adding the right to use one or more underlying assets and the consideration for the lease increases by an amount commensurate with the stand-alone price that reflects the circumstances of the contract. Any other modification is not accounted for as a separate lease.

For a lease modification resulting in a decrease in the scope of the lease, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments and the carrying amount of the right-of-use asset is reduced to reflect the partial or full termination of the lease. The difference between the reduction in the lease liability and the reduction in the corresponding right-of-use asset’s carrying value is recognized in profit or loss.

For all other lease modifications, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments, with a corresponding adjustment to the right-of-use asset.

Short-term leases and leases of low-value assets
The Company recognizes the payments associated with short-term leases and leases of low-value assets as an expense on a straight-line basis over the lease term.

Sale and leaseback transaction
In a sale and leaseback transaction, the transfer of an asset is recognized as a sale when the customer has obtained control of the underlying asset which is aligned with the Company’s revenue recognition policy, otherwise the Company continues to recognize the transferred asset on the balance sheet and record a financial liability equal to the proceeds transferred. When the transfer of an asset satisfies the Company’s revenue recognition policy to be accounted for as revenue, a partial recognition of the profit from the sale is recorded immediately after the sale, which is equivalent to the proportion of the asset not retained by the Company through the lease. The proportion of the asset retained by the Company through the lease is recognized as a right-of-use asset and the lease liability is measured as the present value of future lease payments.

The Company as a lessor
The Company determines, at lease commencement, whether each lease is a finance or an operating lease. Leases in which substantially all the risks and rewards of ownership are transferred are classified as finance leases. All other leases are accounted for as operating leases.

With regards to finance leases, the asset is derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual values of leased assets are presented as investment in finance leases. Finance income is recognized over the term of the lease based on the effective interest method. Revenue from operating leases is recognized on a straight-line basis over the term of the corresponding lease.
74 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
When the Company subleases one of its leases, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

Intangible assets
Goodwill
Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arises on the acquisition of subsidiaries. Goodwill represents the excess of the aggregate of the cost of an acquisition, including the Company’s best estimate of the fair value of contingent consideration and the acquisition-date fair value of any previously held equity interest in the acquiree, over the fair value of the net identifiable assets of the acquiree at the acquisition date.

Gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold.

Research and development (R&D)
Research costs are expensed as incurred. Development costs are also charged to income in the period incurred unless they meet all the specific capitalization criteria established in IAS 38, Intangible Assets. Capitalized development costs are stated at cost and net of accumulated amortization and accumulated impairment losses, if any. Amortization of the capitalized development costs commences when the asset is available for use as intended by management and is included in research and development expenses.

Other intangible assets
Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination is the fair value as at the acquisition date. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization and accumulated impairment losses, if any.

The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

Gains and losses on disposal of intangible assets are determined by comparing the proceeds from disposal with its carrying amount and are recognized within other gains and losses.

Configuration or customization costs in a cloud computing arrangement are also included when they meet the specific capitalization criteria.

Amortization
Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

Amortization period
Capitalized development costs	3 to 10 years
Customer relationships	3 to 20 years
Licenses	3 to 20 years
Technology, software and ERP	3 to 12 years
Other intangible assets	2 to 40 years

As at March 31, 2025, the average remaining amortization period for the capitalized development costs is 6.7 years (2024 ‑ 6.8 years). Amortization methods and useful lives are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Impairment of non-financial assets
The carrying amounts of the Company’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists.

The recoverable amount of an asset or a cash-generating unit (CGU) is the greater of its value in use and its fair value less costs of disposal. The recoverable amount is determined for an individual asset; unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such cases, the CGU that the asset belongs to is used to determine the recoverable amount.

For the purposes of impairment testing, the goodwill acquired in a business combination is allocated to CGUs or groups of CGUs, which generally corresponds to its operating segments or one level below, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

CAE Financial Report 2025 | 75

Notes to the Consolidated Financial Statements
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. Any remaining amount of impairment exceeding the impaired goodwill is recognized on a pro rata basis of the carrying amount of the other assets in the respective CGU. Impairment losses are recognized in income.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals at each reporting date. An impairment loss is reversed if there is any indication that the loss has decreased or no longer exists due to changes in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in income.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for use as intended by management. All other borrowing costs are recognized as finance expense in income, as incurred.

Other assets
Restricted cash
The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business combination arrangements.

Deferred financing costs
Deferred financing costs related to the revolving credit facilities, when it is probable that some or all of the facilities will be drawn down, and deferred financing costs related to sale and leaseback agreements are included in other assets at cost and are amortized on a straight-line basis over the term of the related financing agreements.

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a finance expense. When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Estimated contract losses
Provisions for estimated contract losses are recognized as an onerous contract provision in the period in which it is determined that the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.

Restoration and simulator removal
In certain situations, simulators are installed at locations that are not owned by the Company. In some of these cases, the Company has an obligation to dismantle and remove the simulators from these sites and to restore the location to its original condition. A provision is recognized for the present value of estimated costs to be incurred to dismantle and remove the simulators from these sites and restore the location. The provision also includes amounts relating to leased land and buildings where restoration costs are contractually required at the end of the lease. Where such costs arise as a result of capital expenditure, these restoration costs are also capitalized.

Restructuring
Restructuring costs consist mainly of severances and other related costs.

Legal claims
The amount represents a provision for certain legal claims brought against the Company. The corresponding charge is recognized in income. Management’s best estimate is that the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at March 31, 2025.

76 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
Warranties
A provision is recognized for expected warranty claims on products sold based on historical experience of the level of repairs and returns. It is expected that most of these costs will be incurred in a period ranging from 1 to 3 years. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period of products sold.

Long-term debt
Long-term debt is recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in income over the period of borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In these cases, the fee is deferred until the drawdown occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are shown in equity as a deduction, net of tax, from the proceeds.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of tax, is recognized as a deduction from equity.

Revenue recognition
The Company recognizes revenue when it transfers the control of the promised goods or services to the customer. The transaction price is the amount of consideration to which the Company is expected to be entitled to in exchange for transferring promised goods or services. Variable consideration is included in the transaction price when it is highly probable that there will be no significant reversal of revenue in the future. Variable consideration is usually derived from sales incentives, in the form of discounts or volume rebates, and penalties. The Company identifies the various performance obligations of the contract and allocates the transaction price based on the estimated relative stand-alone selling prices of the promised goods or services underlying each performance obligation.

The Company’s performance obligations are satisfied over time or at a point in time depending on the transfer of control to the customer.

Sales of goods and services
Customized training devices
Revenue from contracts with customers for the design, engineering, and manufacturing of training devices are recognized over time using the cost input method when the Company determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. The measure of progress toward complete satisfaction of the performance obligation is generally determined by comparing the actual direct costs incurred to date to the total estimated direct costs for the entire contract. When the Company determines that there is an alternative use for these devices, revenue is recognized at a point in time, when the customer obtains control of the device.

Standardized training devices
Revenue from contracts with customers for the manufacturing of standardized training devices is recognized at a point in time, when the customer obtains control of the device.

Training services
Revenue from the sale of training hours or training courses are recognized at a point in time, when services are rendered. For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. For both phases, revenue is recognized over time, using the time elapsed input method.

Product maintenance, support and updates
Revenue from the sale of product maintenance services and post-delivery customer support are recognized over time, using the time elapsed output method or costs incurred method. Revenue from update services, to enhance a training device currently owned by a customer, are recognized over time, using the cost input method.

Spare parts
Revenue from the sale of spare parts is recognized at a point in time, which is generally on delivery to the customer.

CAE Financial Report 2025 | 77

Notes to the Consolidated Financial Statements
Software arrangements
Revenue from software arrangements that provide the Company’s customers with the right to use the software without any significant development or integration work is recognized at a point in time, on delivery or, in case of a renewed arrangement, at renewal date. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software is recognized over time using the cost input method. Revenue from Software as a service (SaaS) arrangements provide the Company's customers with the right to access a cloud-based environment that the Company provides and manages, the right to receive support and to use the software, however the customer does not have the right to control the software. Revenue from SaaS arrangements is recognized over time, using the time elapsed output method.

Other
Significant financing component
The Company accounts for a significant financing component on contracts of more than 12 months where timing of cash receipts and revenue recognition differ substantially. The transaction price for such contracts is adjusted for the time value of money, using the rate that would be reflected in a separate financing transaction between the Company and its customers at contract inception, to take into consideration the significant financing component.

Non-monetary transactions
The Company may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the most reliable measure of the fair value of the asset or service given up or fair value of the asset or service received.

Contract modifications
Contract modifications, which consist of an increase in the scope or price of a contract, are accounted for as a separate contract when the additional goods or services to be delivered are distinct from those delivered prior to the contract modification and when the price increases by an amount of consideration that reflects its stand-alone selling price. Contract modifications are treated prospectively when the additional goods or services are distinct, but the price increase does not reflect the stand-alone selling price. When the remaining goods or services are not distinct, the Company recognizes an adjustment to revenue of the initial contract on a cumulative catch-up basis at the date of the contract modification.

Costs to obtain and to fulfill a contract
The Company recognizes incremental costs of obtaining a contract as an asset when they are expected to be recovered over a period of more than one year. The Company recognizes costs directly related to fulfilling a contract with a customer as an asset when they generate or enhance resources that will be used to satisfy the performance obligation in the future, and they are expected to be recovered. These assets are amortized on a systematic basis that is consistent with the Company’s transfer of the related goods or services to the customer.

Right to invoice
If the Company has the right to invoice a customer in an amount that directly corresponds with the value of the Company’s performance to date, then revenue can be recognized at the invoice amount.

Contract balances
The timing of revenue recognition, billing and cash collections results in accounts receivable, contract assets and contract liabilities on the consolidated financial position.

Contract assets are recognized when revenue is recognized in excess of billings or when the Company has a right to consideration and that right is conditional to something other than the passage of time. Contract assets are subsequently transferred to accounts receivable when the right to payment becomes unconditional. Contract liabilities are recognized when payments received from customers are in excess of revenue recognized. Contract liabilities are subsequently recognized in revenue when the Company satisfies its performance obligations.

Contract assets and contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period and are classified as current based on the Company's normal operating cycle.

Employee benefits
Defined benefit pension plans
The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings.

The defined benefit asset or liability comprises the present value of the defined benefit obligation at the reporting date less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligations are actuarially determined for each plan using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using the interest rate of high-quality corporate bonds that are denominated in the currency in which the benefit will be paid and that have terms to maturity approximating the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

78 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
The value of any employee benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan (asset ceiling test). Minimum funding requirements may give rise to an additional liability to the extent that they require paying contributions to cover an existing shortfall. Plan assets can only be used to fund employee benefits, are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value of plan assets is based on market price information.

The Company determines the net pension cost of its Canadian defined benefit plans utilizing individual discount rates derived from the yield curve.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and the effect of any asset ceiling and minimum liability are recognized to OCI in the period in which they arise. Past service costs are recognized as an expense as incurred at the earlier of when the plan amendment or curtailment occurs and when the entity recognizes related termination benefits.

Defined contribution pension plans
The Company also maintains defined contribution plans for which the Company pays fixed contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no legal or constructive obligation to pay further amounts if the fund does not hold sufficient assets to pay the benefits to all employees. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income as the services are provided.

Termination benefits
Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense, if the Company has made an offer of voluntary redundancy, based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the reporting date are discounted to their present value.

Share-based payment transactions
The Company’s share-based payment plans consist of two categories: equity-settled share-based payment plans comprised of the stock option plan, a restricted share units (RSU) plan and a performance share units (PSU) plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, a restricted share units (RSU) plan and a performance share units (PSU) plan.

For both categories, the fair value of the employee services received in exchange is recognized as an expense in income. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Stock options
The cost of stock option transactions is measured at fair value using the Black-Scholes option pricing model. The compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus. The cumulative expenses recognized for stock option transactions at each reporting date represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. For options with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately. When the stock options are exercised, the Company issues new common shares and the proceeds received net of any directly attributable transaction costs are credited to share capital.

Equity-settled RSU and PSU plans
The cost of RSU and PSU transactions is measured at fair value using the Company’s share price on the date of the grant. The number of units expected to vest are estimated at the grant date and subsequently re-measured at the end of each reporting period. The resulting compensation expense, adjusted for expectations related to attainment of performance criteria, if any, and cancellations, is recognized over the vesting period, with a corresponding increase to contributed surplus, on a straight-line basis.

Cash-settled plans
For cash-settled plans, a corresponding liability is recognized. The fair value of employee services received is calculated by multiplying the number of units expected to vest with the fair value of one unit as of grant date based on the market price of the Company’s common shares. The fair value of the stock purchase plan is a function of the Company’s contributions. Until the liability is settled, the Company re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in income for the period. The Company has entered into equity swap agreements in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the DSU plans, RSU plan and PSU plan.

CAE Financial Report 2025 | 79

Notes to the Consolidated Financial Statements
Restructuring, integration and acquisition costs
Restructuring costs
Restructuring costs are part of a program that is planned and controlled by management, and materially changes either the scope of a business undertaken by the Company or the manner in which that business is conducted. Restructuring costs include costs directly related to significant exit activities, such as the sale or termination of a line of business, the closure of business locations or the relocation of business activities, significant changes in management structure, or fundamental reorganizations that have a material effect on the nature and focus of the Company’s operations.

For the Company, restructuring costs include severances and other employee related costs, cost associated with the impairment (or reversal of impairment) of non-financial assets, including property, plant and equipment, right-of-use assets, intangible assets and inventory, and other direct costs associated with the closing or relocation of facilities, the closing of a product line or activity, or the downsizing of operations.

Restructuring costs are expensed when incurred, or when a legal or constructive obligation exists. A restructuring provision is only recognized when an obligating event has arisen.

Integration costs
Integration costs represent incremental costs directly related to the integration of acquired businesses in the Company’s ongoing activities. This primarily includes expenditures related to regulatory and process standardization, systems integration and other activities.

Acquisition costs
Acquisition costs represent costs directly related to business combinations, successful or not. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

Current and deferred income tax
Income tax expense comprises current and deferred tax. An income tax expense is recognized in income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in OCI or directly in equity, respectively.

Current tax is the amount expected to be paid or recovered from taxation authorities on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income, and any adjustment to tax payable or receivable in respect of previous years.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized using the financial position liability method, providing for temporary differences between the tax bases of assets or liabilities and their carrying amounts in the consolidated financial statements, except for temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax losses. The recognition of deferred tax assets are limited to the amount which is probable to be realized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that a recognized deferred tax asset will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that an unrecognized deferred tax asset will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or if their tax assets and liabilities will be realized simultaneously.

Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

80 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
The Company has determined that income taxes arising from the global minimum top-up income tax under Pillar Two tax legislation are income taxes within the scope of IAS 12. The Company accounts for such income taxes as a current tax when it is incurred. The Company has applied a temporary mandatory exception to recognize and disclose information about deferred income tax assets and liabilities arising from jurisdictions implementing the global minimum tax rules.

Discontinued operations and assets and liabilities held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets which are specifically exempt from this measurement requirement.

A disposal group qualifies as discontinued operations if it is a component of the entity that has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs at the earlier of disposal and when the operation meets the criteria to be classified as held for sale.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the consolidated statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statement of financial position.

Non-current assets, including those that are part of a disposal group, are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount of net income from discontinued operations in the consolidated income statement and a single amount of other comprehensive income from discontinued operations in the consolidated statement of comprehensive income.

When an operation is classified as a discontinued operation, the comparative consolidated income statement and consolidated statement of comprehensive income are reclassified as if the operation had been discontinued from the beginning of the comparative year.

Earnings per share
Earnings per share is calculated by dividing the net income for the period attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other equity-settled share-based payments. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of stock options in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. The Company’s stock options, equity-settled restricted share units (RSU) and equity-settled performance share units (PSU) have a dilutive potential on common shares.

Government participation
Government contributions are recognized when there is reasonable assurance that the contributions will be received, and all attached conditions will be complied with by the Company. Government contributions related to the acquisition of non-financial assets are recorded as a reduction of the cost of the related asset while government contributions related to current expenses are recorded as a reduction of the related expenses.

Royalty obligations
The Company receives partial funding from government entities for eligible spending related to specified R&D projects. In exchange, the Company repays a percentage of certain revenue during specified years. The initial measurement of the royalty obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating and range from 7.5% to 8.5%. The difference between the funding received and the discounted value of the royalty obligation is accounted for as a government contribution. The current portion of the royalty obligation is included as part of accrued liabilities.

R&D obligations
The Company enters into loans with below market interest rates with government entities to fund a portion of eligible spending related to specified R&D projects. The initial measurement of the R&D obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the funding received and the discounted value of the R&D obligation is accounted for as a government contribution. R&D obligations are presented as part of the long-term debt.

CAE Financial Report 2025 | 81

Notes to the Consolidated Financial Statements
Investment tax credits
Investment tax credits are deemed to be equivalent to government contributions. These government contributions are received for costs incurred in R&D projects. Investment tax credits expected to be recovered beyond 12 months are classified in Other non-current assets.

Comparative figures
Certain comparative figures in the notes to the consolidated financial statements have been reclassified to conform to the presentation adopted in the current year.

New and amended standards adopted by the Company
Amendments to IAS 1 – Presentation of Financial Statements
In January 2020, the IASB issued a narrow-scope amendment to IAS 1 – Presentation of Financial Statements, which clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability or events after the reporting date. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

In October 2022, the IASB issued amendments to IAS 1 – Presentation of Financial Statements, which specify that for long-term debt with covenants to be complied with after the reporting date, such covenants do not affect the classification of debt as current or non‑current at the reporting date but do require disclosures in the notes to the financial statements.

These amendments to accounting standards were applied for the first time on April 1, 2024, but did not have a significant impact on the Company’s consolidated financial statements.

Amendments to IFRS 16 – Leases
In September 2022, the IASB issued amendments to IFRS 16 – Leases, which requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. This amendment was applied for the first time on April 1, 2024, but did not have a significant impact on the Company’s consolidated financial statements.

Amendments to IAS 7 – Statement of Cash Flows, and IFRS 7 – Financial Instruments: disclosures
In May 2023, the IASB issued amendments to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: disclosure, which introduces disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments provide a transition relief whereby an entity is not required to provide the disclosures, otherwise required by the amendments, for any comparative period in the year of initial application of the amendments. This amendment was applied for the first time on April 1, 2024, and the Company has elected to apply the transition relief to its consolidated financial statements.

Disclosure of revenues and expenses for reportable segments – IFRS 8 – Operating Segments
In July 2024, the IFRS Interpretations Committee issued an agenda decision which clarifies certain disclosure requirements under IFRS 8 – Operating Segments. The decision highlights the need to disclose certain specified income and expense items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss. The required disclosures have been made in Note 4 – Operating segments and geographic information.

New and amended standards not yet adopted by the Company
Amendments to IFRS 7 – Financial Statements Disclosures and IFRS 9 – Financial Instruments
In May 2024, the IASB issued amendments to IFRS 7 - Financial Statements Disclosures and IFRS 9 - Financial Instruments to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, to clarify and add further guidance for assessing whether a financial asset meets the SPPI criterion, add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets), and update the disclosures for equity instruments designated at FVOCI.

These amendments to IFRS 7 and IFRS 9 will be effective for the Company's fiscal period beginning on April 1, 2026, with earlier adoption permitted. The Company continues to evaluate the impact of these amendments on its consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1 – Presentation of Financial Statements but carries forward many of the requirements from IAS 1. IFRS 18 introduces a defined structure for the income statement, composed of required categories and subtotals, and disclosure requirements for management-defined performance measures.

IFRS 18 will be effective for the Company's fiscal period beginning on April 1, 2027. The Company continues to evaluate the impact of the new standard on its consolidated financial statements.

82 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method as of the date control is transferred. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value at the date of acquisition, which may be estimated using an income, market or cost valuation method. Depending on the complexity of determining these valuations, the Company either consults with independent experts or develops the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

The judgments made in determining the estimated fair value assigned to the net identifiable assets acquired, as well as the estimated useful life of non-financial assets, could impact the net income of subsequent periods through depreciation and amortization, and in certain instances through impairment charges. The Company believes that the estimated fair values assigned to the net identifiable assets acquired are based on reasonable assumptions that a marketplace participant would use. While the Company uses its best estimates and assumptions to accurately value the net identifiable assets acquired at the acquisition date, estimates are inherently uncertain and subject to refinement.

During the measurement period, for up to 12 months following the acquisition, the Company records adjustments to the initial estimate of the net identifiable assets acquired based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustment arises.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
The Company’s impairment test for goodwill is based on estimates of the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Management applies significant judgement in developing the cash flow model, which includes the use of key assumptions including expected revenue growth, margin projections and the discount rates. Management also applies judgement when reflecting the impact surrounding current market view of risk and uncertainty and macroeconomic conditions. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, the Company estimates the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Determining the measure of progress of performance obligations satisfied over time
For contracts where revenue is recognized over time using the cost input method, the Company applies judgement in estimating the total costs to complete the contract.

The determination of the total costs to complete a contract is based on estimates that can be affected by several factors, including program management and execution difficulties, technological challenges, cost of materials, supply chain disruptions, inflationary pressures, availability of labour and problems with suppliers or subcontractors.

Management conducts monthly reviews of its estimated costs to complete as well as its revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

CAE Financial Report 2025 | 83

Notes to the Consolidated Financial Statements
Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year. Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 22 for further details regarding assumptions used.

Income taxes
The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. The Company provides for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize future tax benefits.

84 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
NOTE 2 – BUSINESS COMBINATIONS
SIMCOM Aviation Training
On November 5, 2024, the Company increased its ownership stake in its existing SIMCOM Aviation Training (SIMCOM) joint venture by purchasing an additional interest from Volo Sicuro for a cash consideration of $322.8 million (US$232.3 million), subject to customary adjustments.

As a result, the Company obtained control over SIMCOM’s four training centres located in the U.S. providing pilot training across multiple business aviation aircraft platforms. Additionally, CAE and SIMCOM have extended their current exclusive business aviation training services agreement with Flexjet, LLC, a related party of Volo Sicuro, and its affiliates by 5 years, bringing the remaining exclusivity period to 15 years.

Prior to acquiring control, the Company's 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value. The fair value of the Company's previously held equity interest in SIMCOM was determined by applying a non-controlling discount to the consideration paid on the acquisition date and was valued at $230.6 million. As a result, the Company recorded a net remeasurement gain of $72.6 million (Note 7).

As at March 31, 2025, the determination of the fair value of the net assets acquired and liabilities assumed arising from the SIMCOM acquisition are as follows:

SIMCOM
Current assets, excluding cash on hand	$20.4
Current liabilities	(29.4)
Property, plant and equipment	135.5
Right-of-use assets	128.4
Intangible assets	504.8
Deferred tax	(23.7)
Long-term debt, including current portion	(158.5)
Non-current liabilities	(16.5)
Fair value of net assets acquired, excluding cash acquired	$561.0
Cash acquired	14.8
Total purchase consideration	$575.8
Settlement of pre-existing balances with SIMCOM	(22.4)
Fair value of the Company's previously held equity interest in SIMCOM	(230.6)
Total cash consideration paid on acquisition date	$322.8

The fair value of the acquired intangible assets amounts to $504.8 million and consists of goodwill of $379.6 million (non‑deductible for tax purposes), customer relationships of $124.5 million and other intangibles of $0.7 million. The goodwill arising from this acquisition is attributable to the expansion of CAE's customer installed base of business aviation flight simulators, market capacity and expected synergies from combining operations.

The net assets acquired, including intangible assets, of SIMCOM are included in the Civil Aviation segment.

The purchase price allocation is final as at March 31, 2025.

CAE Financial Report 2025 | 85

Notes to the Consolidated Financial Statements
NOTE 3 – DISCONTINUED OPERATIONS
During the fourth quarter of fiscal 2024, the Company closed the sale of its Healthcare business to Madison Industries. At the time of issuance of the consolidated financial statements, the Company is engaged in a dispute with Madison Industries, which is claiming up to approximately $60 million in final price adjustments. For additional information, refer to Note 29.

For the year ended March 31, 2024, the after-tax gain on disposal of the Healthcare business is as follows:

Consideration received in cash	$275.3
Short-term holdback receivable	8.0
Long-term non-contingent receivable	10.1
Total consideration	$293.4
Net assets disposed	$269.6
Impairment of non-financial assets of the disposal group excluded from the sale	7.8
Reclassification to income of gains on foreign currency exchange differences from OCI	(2.5)
Transaction fees and other costs	12.2
Gain on disposal of discontinued operations before income taxes	$6.3
Income tax recovery	(10.2)
After-tax gain on disposal of discontinued operations	$16.5
The net income and other comprehensive loss from discontinued operations are as follows:

	2025	2024
Revenue	$—	$131.7
Expenses	—	132.7
Operating loss	$—	$(1.0)
Finance expense	—	3.6
Loss before income taxes	$—	$(4.6)
Income tax recovery	—	(9.4)
Net income from discontinued operations before after-tax gain on disposal	$—	$4.8
After-tax gain on disposal of discontinued operations	—	16.5
Net income from discontinued operations	$—	$21.3

For the year ended March 31, 2024, depreciation and amortization of $6.1 million is included in net income from discontinued operations.

	2025	2024
Foreign currency exchange differences on translation of foreign operations	$—	$0.9
Reclassification to income of gains on foreign currency exchange differences	—	(2.5)
Income taxes	—	(5.4)
Other comprehensive loss from discontinued operations	$—	$(7.0)
No amount of net income and other comprehensive loss from discontinued operations are attributable to non‑controlling interest.

86 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
The major classes of assets and liabilities disposed were as follows:

Current assets	$112.3
Property, plant and equipment	6.9
Right-of-use assets	9.8
Intangible assets, including goodwill of $120.4 million	168.0
Deferred tax assets	26.5
Other non-current assets	14.5
Assets disposed	$338.0
Current liabilities	37.1
Long-term debt (lease liabilities), including current portion	12.2
Deferred tax liabilities	1.4
Other non-current liabilities	17.7
Liabilities disposed	$68.4
Net assets disposed	$269.6

As a result of the closing of the sale, royalty obligations related to the discontinued operations of $36.9 million previously presented as liabilities held for sale were converted into R&D obligations (Note 21).

The net cash flows from discontinued operations are as follows:

	2025	2024
Operating activities	$—	$0.4
Investing activities	—	261.6
Financing activities	—	(1.3)
Net cash flows provided by discontinued operations	$—	$260.7

NOTE 4 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its two segments: Civil Aviation and Defense and Security. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance. For the years ended March 31, 2025 and 2024, impairments and other gains and losses arising from significant strategic transactions or specific events consist of the gain on fair value remeasurement of SIMCOM (Note 7), the shareholder matters (recorded in selling, general and administrative expenses), the executive management transition costs (recorded in selling, general and administrative expenses), the impairment of goodwill (Note 15) and the impairment of technology and other non-financial assets (Note 5).

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

CAE Financial Report 2025 | 87

Notes to the Consolidated Financial Statements
Specified items included in the segment profitability measure are as follows:

			Defense
	Civil Aviation		and Security			Total
	2025	2024	2025	2024	2025	2024
External revenue	$2,709.3	$2,435.8	$1,998.6	$1,847.0	$4,707.9	$4,282.8
Depreciation and amortization	312.4	272.0	102.3	96.7	414.7	368.7
Share of after-tax profit of equity accounted investees	68.3	60.8	20.0	11.4	88.3	72.2
Gross profit	883.6	867.8	416.5	286.7	1,300.1	1,154.5
Operating income (loss)	605.3	442.0	123.9	(627.4)	729.2	(185.4)
Adjusted segment operating income	581.5	548.9	150.5	0.8	732.0	549.7

Reconciliation of adjusted segment operating income is as follows:

			Defense
	Civil Aviation		and Security			Total
	2025	2024	2025	2024	2025	2024
Operating income (loss)	$605.3	$442.0	$123.9	$(627.4)	$729.2	$(185.4)
Restructuring, integration and acquisition costs (Note 6)	37.8	106.9	18.7	24.5	56.5	131.4
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Gain on fair value remeasurement of SIMCOM (Note 7)	(72.6)	—	—	—	(72.6)	—
Shareholder matters	6.3	—	4.3	—	10.6	—
Executive management transition costs	4.7	—	3.6	—	8.3	—
Impairment of goodwill (Note 15)	—	—	—	568.0	—	568.0
Impairment of technology and other non-financial assets (Note 5)	—	—	—	35.7	—	35.7
Adjusted segment operating income	$581.5	$548.9	$150.5	$0.8	$732.0	$549.7

Capital expenditures by segment, which consist of property, plant and equipment expenditures and intangible assets expenditures (excluding those acquired in business combinations), are as follows:

	2025	2024
Civil Aviation	$296.3	$335.3
Defense and Security	147.8	128.7
Discontinued operations (Note 3)	—	13.7
Total capital expenditures	$444.1	$477.7

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	2025	2024
Assets employed
Civil Aviation	$7,263.4	$6,131.8
Defense and Security	3,000.6	2,869.3
Assets not included in assets employed by segment	949.8	833.0
Total assets	$11,213.8	$9,834.1
Liabilities employed
Civil Aviation	$1,369.1	$1,260.1
Defense and Security	1,009.3	828.1
Liabilities not included in liabilities employed by segment	3,859.4	3,443.3
Total liabilities	$6,237.8	$5,531.5

88 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
Products and services information
The Company's revenue from external customers for its products and services are as follows:

			Defense
	Civil Aviation		and Security			Total
	2025	2024	2025	2024	2025	2024
Products	$963.7	$786.6	$907.7	$708.7	$1,871.4	$1,495.3
Training, software and services	1,745.6	1,649.2	1,090.9	1,138.3	2,836.5	2,787.5
Total external revenue	$2,709.3	$2,435.8	$1,998.6	$1,847.0	$4,707.9	$4,282.8

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

	2025	2024
External revenue
Canada	$474.2	$460.7
United States	2,241.8	2,076.3
United Kingdom	281.6	271.1
Rest of Americas	133.0	98.8
Europe	663.6	645.1
Asia	759.9	566.1
Oceania and Africa	153.8	164.7
	$4,707.9	$4,282.8

	2025	2024
Non-current assets other than financial instruments, deferred tax assets and employee benefits assets
Canada	$1,541.7	$1,527.7
United States	4,534.7	3,623.5
United Kingdom	399.0	360.5
Rest of Americas	221.8	201.9
Europe	1,162.3	985.5
Asia	610.8	532.0
Oceania and Africa	188.2	108.9
	$8,658.5	$7,340.0

NOTE 5 – OTHER (GAINS) AND LOSSES

	2025	2024
Impairment of technology and other non-financial assets	$—	$35.7
Net gain on foreign currency exchange differences	(1.4)	(2.4)
Remeasurement of royalty obligations	(2.9)	(6.1)
Settlement gain on annuity purchase transaction (Note 22)	—	(5.2)
Gain on disposal of property, plant and equipment	(6.4)	—
Other	(2.6)	5.9
Other (gains) and losses	$(13.3)	$27.9

Impairment of technology and other non-financial assets
During the fourth quarter of fiscal 2024, the Company considered the impact of general economic headwinds, the re-baselining of its Defense and Security business and the reduced pursuit of certain types of opportunities as part of its review of impairment indicators for non-financial assets. As a result of this review, the Company recorded impairment charges totaling $35.7 million in the Defense and Security segment, consisting of $31.4 million of internally developed intangible assets and $4.3 million of simulators included in property, plant and equipment.
CAE Financial Report 2025 | 89

Notes to the Consolidated Financial Statements
NOTE 6 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	2025	2024
Integration and acquisition costs	$11.5	$79.9
Severances and other employee related costs	33.9	31.2
Impairment of non-financial assets – net	5.2	19.2
Other costs	5.9	1.1
Total restructuring, integration and acquisition costs	$56.5	$131.4

During the fourth quarter of fiscal 2024, the Company announced that it would streamline its operating model and portfolio, optimize its cost structure and create efficiencies. This restructuring program was completed in the second quarter of fiscal 2025. In fiscal 2025, costs related to this restructuring program totalled $40.6 million and included $29.4 million of severances and other employee related costs and $5.2 million of impairment of non-financial assets. Impairment of non-financial assets primarily included the impairment of property, plant and equipment, intangible assets and right‑of‑use assets related to the termination of certain product offerings within the Civil Aviation segment.

In the second quarter of fiscal 2025, the integration activities associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) were completed. For the year ended March 31, 2025, restructuring, integration and acquisition costs associated with AirCentre amounted to $15.9 million (2024 – $76.8 million).

NOTE 7 - GAIN ON REMEASUREMENT OF PREVIOUSLY HELD EQUITY INTEREST
Gain on fair value remeasurement of SIMCOM
On November 5, 2024, the Company increased its ownership stake in its existing SIMCOM joint venture, obtaining control of the entity. Prior to acquiring control, the Company's 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value with any difference compared to the carrying value to be recognized as a gain or loss in the income statement, as well as the derecognition of a portion of Civil Aviation's goodwill, based on the relative fair value of the previously held equity interest in SIMCOM compared to the cash generating unit included in the Civil Aviation segment. As a result, the Company recorded a net remeasurement gain of $72.6 million, including the derecognition of goodwill and associated cumulative foreign exchange differences of $29.4 million and $7.7 million, respectively, and other costs of $5.3 million.

NOTE 8 – FINANCE EXPENSE – NET

	2025	2024
Finance expense:
Long-term debt (other than lease liabilities)	$156.0	$160.4
Lease liabilities	43.1	26.8
Other	42.8	42.3
Borrowing costs capitalized	(5.2)	(7.0)
Finance expense	$236.7	222.5
Finance income:
Loans and investment in finance leases	$(13.8)	$(11.0)
Other	(7.4)	(6.5)
Finance income	$(21.2)	$(17.5)
Finance expense – net	$215.5	$205.0

90 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
NOTE 9 – INCOME TAXES
Income tax expense
The reconciliation of income taxes at Canadian statutory rates with the income tax expense (recovery) is as follows:

	2025	2024
Earnings (loss) before income taxes	$513.7	$(390.4)
Canadian statutory income tax rates	26.5%	26.5%
Income taxes at Canadian statutory rates	$136.2	$(103.5)
Effect of differences in tax rates in other jurisdictions	1.8	7.4
Non-deductible impairment of goodwill	—	41.6
Tax benefits not previously recognized and unrecognized tax benefits	(6.8)	18.3
Non-taxable gain on fair value remeasurement of SIMCOM	(21.9)	—
Non-taxable revenues	—	(4.1)
Tax impact on after tax profit of equity accounted investees	(18.5)	(18.8)
Prior years' tax adjustments	2.8	(14.4)
Other	5.1	0.7
Income tax expense (recovery)	$98.7	$(72.8)
Effective tax rate	19%	19%

The Company's applicable tax rate corresponds to the combined Canadian tax rates applicable in the provinces where the Company operates.

Significant components of the provision for the income tax expense (recovery) are as follows:

	2025	2024
Current income tax expense :
Current year	$56.7	$74.0
Prior years' tax adjustments	(2.7)	68.2
Deferred income tax expense (recovery):
Tax benefit not previously recognized used to reduce the deferred tax expense	(6.8)	18.3
Origination and reversal of temporary differences	51.5	(233.3)
Income tax expense (recovery)	$98.7	$(72.8)

Tax court decision related to the Strategic Aerospace and Defence Initiative (SADI) program
During the year ended March 31, 2024, a tax court decision rendered in May 2023 related to the SADI program resulted in a current income tax expense of $57.4 million and a deferred income tax recovery of $61.9 million.

Deferred tax assets and liabilities
During the year ended March 31, 2025, movements in temporary differences are as follows:

						Foreign
	Balance				Business	currency
	beginning	Recognized	Recognized	Recognized	combinations	exchange	Balance
	of year	in income	in OCI	in equity	(Note 2)	differences	end of year
Non-capital loss carryforwards	$142.5	$(61.3)	$—	$—	$3.3	$5.2	$89.7
Unclaimed research & development expenditures	162.1	59.0	—	—	—	6.7	227.8
Investment tax credits	(73.8)	(3.0)	—	—	—	—	(76.8)
Property, plant and equipment and right-of-use of assets	(154.1)	9.3	—	—	(11.1)	(12.1)	(168.0)
Intangible assets	(39.0)	(59.7)	—	—	(26.3)	(1.8)	(126.8)
Amounts not currently deductible including interest limitation	76.9	22.7	—	2.4	6.5	2.2	110.7
Government participation	86.4	7.2	—	—	—	—	93.6
Other	(4.3)	(18.9)	20.3	—	3.9	(0.1)	0.9
Net deferred tax assets	$196.7	$(44.7)	$20.3	$2.4	$(23.7)	$0.1	$151.1

CAE Financial Report 2025 | 91

Notes to the Consolidated Financial Statements
During the year ended March 31, 2024, movements in temporary differences are as follows:

					Foreign
	Balance			Disposal of	currency
	beginning	Recognized	Recognized	discontinued	exchange	Balance
	of year	in income	in OCI	operations	differences	end of year
Non-capital loss carryforwards	$98.2	$59.4	$—	(14.6)	$(0.5)	$142.5
Unclaimed research & development expenditures	162.3	13.5	—	(13.7)	—	162.1
Investment tax credits	(82.1)	5.8	—	2.1	0.4	(73.8)
Property, plant and equipment and right-of-use of assets	(114.8)	(41.0)	—	1.1	0.6	(154.1)
Intangible assets	(114.7)	64.6	—	10.5	0.6	(39.0)
Amounts not currently deductible including interest limitation	80.3	3.0	—	(6.9)	0.5	76.9
Government participation	(32.6)	118.7	—	0.3	—	86.4
Other	(0.8)	9.7	(10.6)	(3.9)	1.3	(4.3)
Net deferred tax assets (liabilities)	$(4.2)	$233.7	$(10.6)	$(25.1)	$2.9	$196.7

For the year ended March 31, 2024, deferred tax recovery of $18.7 million has been recorded in net income from discontinued operations.

As at March 31, 2025, net deferred tax assets of $148.7 million (2024 – $199.4 million) were recognized in jurisdictions that incurred losses this fiscal year or the preceding fiscal year. Based upon the level of historical taxable income or projections for future taxable income, management believes it is probable that the Company will realize the benefits of these net deferred tax assets.

As at March 31, 2025, a deferred income tax liability on taxable temporary differences of $3,456.4 million (2024 – $3,065.5 million) related to investments in subsidiaries and interests in joint ventures has not been recognized, because the Company controls the timing of the reversal of the temporary differences and believes it is probable that the temporary differences will not be reversed in the foreseeable future.
The non-capital losses incurred in various jurisdictions expire as follows:

Expiry date	Unrecognized	Recognized
2026-2030	$23.2	$8.4
2031-2045	23.4	86.9
No expiry date	167.4	265.6
	$214.0	$360.9

As at March 31, 2025, the Company has $130.4 million (2024 – $139.6 million) of deductible temporary differences for which deferred tax assets have not been recognized. The Company also has $156.2 million (2024 – $180.2 million) of capital losses for which deferred tax assets have not been recognized with no expiry date.

Global minimum tax (Pillar Two)
As at March 31, 2025, various countries where the Company operates have enacted the global minimum top-up income tax under Pillar Two tax legislation into domestic tax legislation. The top-up income tax relates to the Company’s operations in the United Arab Emirates and Hungary where the statutory income tax rates are below the 15% determined by the Pillar Two rules. For the year ended March 31, 2025, the Company recognized a current income tax expense related to the Pillar Two tax of $2.6 million.
92 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
NOTE 10 – SHARE CAPITAL AND EARNINGS PER SHARE
Share capital
Authorized and issued shares
The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

As at March 31, 2025, the number of common shares issued and fully paid was 320,265,108 (2024 – 318,312,233).

Repurchase and cancellation of common shares
On May 27, 2024, the Company received regulatory approval for a normal course issuer bid program (NCIB) to purchase, for cancellation, up to 15,932,187 of its common shares. The NCIB began on May 30, 2024 and will end on May 29, 2025 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the year ended March 31, 2025, the Company repurchased and cancelled a total of 856,230 common shares under the NCIB, at a weighted average price of $24.85 per common share, for a total consideration of $21.3 million.

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	2025	2024
Weighted average number of common shares outstanding	319,072,751	318,191,697
Effect of dilutive stock options and equity-settled share-based payments	645,501	—
Weighted average number of common shares outstanding for diluted earnings per share calculation	319,718,252	318,191,697

As at March 31, 2025, stock options to acquire 1,637,584 common shares (2024 – 6,459,922) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

NOTE 11 – ACCOUNTS RECEIVABLE
Details of accounts receivable are as follows:

	2025	2024
Current trade receivables	$256.3	$232.3
Past due trade receivables
1-30 days	68.9	132.1
31-60 days	18.1	33.7
61-90 days	15.1	16.0
Greater than 90 days	83.6	59.7
Total trade receivables	$442.0	$473.8
Investment in finance leases (Note 16)	16.0	11.9
Receivables from related parties (Note 17)	61.2	58.2
Other receivables	114.1	101.7
Credit loss allowances	(21.3)	(20.9)
Total accounts receivable	$612.0	$624.7
Changes in credit loss allowances are as follows:

	2025	2024
Credit loss allowances, beginning of year	$(20.9)	$(25.5)
Additions	(3.4)	(8.3)
Amounts charged off	3.7	9.4
Unused amounts reversed	0.3	2.2
Disposal of discontinued operations (Note 3)	—	0.9
Foreign currency exchange differences	(1.0)	0.4
Credit loss allowances, end of year	$(21.3)	$(20.9)

CAE Financial Report 2025 | 93

Notes to the Consolidated Financial Statements
NOTE 12 – BALANCE FROM CONTRACTS WITH CUSTOMERS
Net contract liabilities are as follows:

	2025	2024
Contract assets - current	$482.2	$537.6
Contract assets - non-current (Note 18)	38.8	41.6
Contract liabilities - current	(1,001.6)	(911.7)
Contract liabilities - non-current (Note 23)	(126.8)	(99.8)
Net contract liabilities	$(607.4)	$(432.3)
During the year ended March 31, 2025, the Company recognized revenue of $740.0 million (2024 – $712.6 million) that was included in the contract liability balance at the beginning of the year.
During the year ended March 31, 2025, the Company recognized an increase in revenue of $45.7 million (2024 – reduction of $86.6 million) related to performance obligations partially satisfied in previous years. This primarily related to revisions to estimated costs to complete certain contracts that impacted revenue and measures of completion and changes in transaction price.
Remaining performance obligations
As at March 31, 2025, the amount of the revenues expected to be realized in future years from performance obligations that are unsatisfied, or partially unsatisfied, was $8,529.5 million. The Company expects to recognize approximately 33% of these remaining performance obligations as revenue by March 31, 2026, an additional 20% by March 31, 2027 and the balance thereafter.
NOTE 13 – INVENTORIES

	2025	2024
Work in progress	$348.4	$356.5
Raw materials, supplies and manufactured products	246.6	217.1
Total inventories	$595.0	$573.6

During the year ended March 31, 2025, the use of inventory recognized in cost of sales amounted to $557.2 million (2024 ‑ $485.1 million), the impairment of inventories to net realizable value amounted to $2.1 million (2024 – $2.5 million) and inventory recognized in discontinued operations amounted to nil (2024 – $55.8 million).

NOTE 14 – PROPERTY, PLANT AND EQUIPMENT

			Machinery		Assets
	Buildings		and		under
(amounts in millions)	and land	Simulators	equipment	Aircraft	construction	Total
Net book value as at March 31, 2023	$369.1	$1,652.9	$59.1	$76.5	$229.5	$2,387.1
Additions	22.0	33.5	19.1	14.0	241.2	329.8
Disposals	(0.2)	(3.6)	(0.2)	(0.3)	—	(4.3)
Disposal of discontinued operations (Note 3)	(0.4)	(2.3)	(3.9)	—	(0.3)	(6.9)
Depreciation	(27.1)	(127.3)	(22.6)	(5.8)	—	(182.8)
Impairment	—	(4.4)	(0.2)	(0.6)	—	(5.2)
Transfers and others	22.3	170.5	10.1	(4.4)	(211.1)	(12.6)
Foreign currency exchange differences	1.3	8.5	0.2	0.2	0.3	10.5
Net book value as at March 31, 2024	$387.0	$1,727.8	$61.6	$79.6	$259.6	$2,515.6
Additions	18.8	4.7	9.9	17.5	305.3	356.2
Business combinations (Note 2)	72.1	22.4	4.3	—	36.7	135.5
Disposals	(0.2)	—	(0.2)	(12.1)	(0.1)	(12.6)
Depreciation	(30.1)	(148.2)	(20.2)	(6.3)	—	(204.8)
Impairment	(0.8)	(0.4)	(0.2)	(0.8)	—	(2.2)
Purchase of assets under lease (Note 16)	—	—	—	9.1	—	9.1
Transfers and others	52.9	262.6	6.6	(3.8)	(294.4)	23.9
Foreign currency exchange differences	23.7	128.2	2.4	5.1	9.4	168.8
Net book value as at March 31, 2025	$523.4	$1,997.1	$64.2	$88.3	$316.5	$2,989.5

94 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements

			Machinery		Assets
	Buildings		and		under
(amounts in millions)	and land	Simulators	equipment	Aircraft	construction	Total
Cost	$666.9	$2,694.0	$223.5	$108.6	$259.6	$3,952.6
Accumulated depreciation and impairment	(279.9)	(966.2)	(161.9)	(29.0)	—	(1,437.0)
Net book value as at March 31, 2024	$387.0	$1,727.8	$61.6	$79.6	$259.6	$2,515.6
Cost	$842.5	$3,158.7	$241.6	$129.4	$316.5	$4,688.7
Accumulated depreciation and impairment	(319.1)	(1,161.6)	(177.4)	(41.1)	—	(1,699.2)
Net book value as at March 31, 2025	$523.4	$1,997.1	$64.2	$88.3	$316.5	$2,989.5

During the year ended March 31, 2025, depreciation of $204.0 million (2024 – $180.9 million) has been recorded in cost of sales, $0.8 million (2024 – $0.5 million) in selling, general and administrative expenses and nil (2024 – $1.4 million) in net income from discontinued operations.

NOTE 15 – INTANGIBLE ASSETS

		Capitalized			Technology,	Other
(amounts in millions)		development	Customer		software	intangible
	Goodwill	costs	relationships	Licenses	and ERP	assets	Total
Net book value as at March 31, 2023	$2,663.3	$294.7	$554.3	$253.4	$269.6	$15.5	$4,050.8
Additions – internal development	—	114.5	—	—	24.6	—	139.1
Additions – acquired separately	—	—	—	8.8	—	—	8.8
Disposal of discontinued operations (Note 3)	(120.4)	(39.1)	(1.5)	—	(5.2)	(1.8)	(168.0)
Amortization	—	(37.7)	(42.9)	(15.8)	(30.5)	(2.5)	(129.4)
Impairment	(568.0)	(38.8)	(2.6)	—	(4.2)	(2.7)	(616.3)
Transfers and others	—	(6.5)	—	(0.3)	(0.9)	—	(7.7)
Foreign currency exchange differences	(3.6)	0.1	(2.1)	0.2	—	—	(5.4)
Net book value as at March 31, 2024	$1,971.3	$287.2	$505.2	$246.3	$253.4	$8.5	$3,271.9
Additions – internal development	—	67.0	—	—	19.6	—	86.6
Additions – acquired separately	—	—	—	1.2	—	0.1	1.3
Additions – non cash	—	—	—	—	—	6.4	6.4
Business combinations (Note 2 and 7)	350.2	0.7	124.5	—	—	—	475.4
Amortization	—	(35.8)	(44.5)	(17.2)	(33.8)	(1.2)	(132.5)
Impairment	—	(2.1)	—	—	—	—	(2.1)
Transfers and others	—	(0.5)	—	—	(4.8)	0.1	(5.2)
Foreign currency exchange differences	118.2	3.8	32.5	5.1	9.1	0.5	169.2
Net book value as at March 31, 2025	$2,439.7	$320.3	$617.7	$235.4	$243.5	$14.4	$3,871.0

		Capitalized			Technology,	Other
		development	Customer		software	intangible
	Goodwill	costs	relationships	Licenses	and ERP	assets	Total
Cost	$2,539.3	$535.5	$781.8	$329.2	$499.8	$37.3	$4,722.9
Accumulated amortization and impairment	(568.0)	(248.3)	(276.6)	(82.9)	(246.4)	(28.8)	(1,451.0)
Net book value as at March 31, 2024	$1,971.3	$287.2	$505.2	$246.3	$253.4	$8.5	$3,271.9
Cost	$3,040.3	$599.1	$955.6	$337.4	$528.6	$45.2	$5,506.2
Accumulated amortization and impairment	(600.6)	(278.8)	(337.9)	(102.0)	(285.1)	(30.8)	(1,635.2)
Net book value as at March 31, 2025	$2,439.7	$320.3	$617.7	$235.4	$243.5	$14.4	$3,871.0

During the year ended March 31, 2025, amortization of $97.7 million (2024 – $92.3 million) has been recorded in cost of sales, $34.8 million (2024 – $32.8 million) in research and development expenses, nil (2024 – $0.2 million) in selling, general and administrative expenses and nil (2024 – $4.1 million) in net income from discontinued operations.

CAE Financial Report 2025 | 95

Notes to the Consolidated Financial Statements
Goodwill
The carrying amount of goodwill allocated to the Company's CGUs per operating segment is as follows:

		Defense	Discontinued
	Civil Aviation	and Security	operations	Total
Net book value as at March 31, 2023	$1,125.6	$1,417.3	$120.4	$2,663.3
Disposal of discontinued operations (Note 3)	—	—	(120.4)	(120.4)
Impairment	—	(568.0)	—	(568.0)
Foreign currency exchange differences	(4.8)	1.2	—	(3.6)
Net book value as at March 31, 2024	$1,120.8	$850.5	$—	$1,971.3
Business combinations (Note 2 and 7)	350.2	—	—	350.2
Foreign currency exchange differences	69.8	48.4	—	118.2
Net book value as at March 31, 2025	$1,540.8	$898.9	$—	$2,439.7

Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to the Company’s operating segments or one level below.

The Company performed its annual impairment test for goodwill during the fourth quarter of fiscal 2025. The Company determined the recoverable amount of each of its CGUs based on fair value less costs of disposal calculations using a discounted cash flow model. The recoverable amount of each CGU is calculated using estimated cash flows derived from the Company's five-year strategic plan as approved by the Board of Directors. The cash flows are based on expectations of market growth, industry reports and trends, and past performance. Cash flows subsequent to the five‑year period were extrapolated using a constant terminal value growth rate of 2%, which is consistent with forecasts included in industry reports specific to the industry in which each CGU operates. The discount rates used to calculate the recoverable amounts reflect each CGUs’ specific risks and market conditions, including the market view of risk for each CGU, and range from 8.4% to 9.7%.

During the year ended March 31, 2025, the estimated recoverable amount of each CGU exceeded their carrying amount. As a result, there was no impairment identified.

Variations in the Company assumptions and estimates, particularly in the expected revenue growth, margin projections and the discount rate could have a significant impact on fair value. For the year ended March 31, 2025, a decrease of 1% in expected revenue growth, a decrease of 1% in margin projections, or an increase of 1% in the discount rate would not have resulted in an impairment charge in any of our CGUs or group of CGUs.

In fiscal 2024, the assumptions used in determining the recoverable amount of the Defense and Security CGU using the discounted cash flow model, including expected revenue growth, margin projections and the discount rate, were impacted by the general economic headwinds and the re-baselining of the Defense and Security business resulting in the delayed recovery and growth of the CGU. As a result of the impairment test performed, the Company recorded a goodwill impairment charge of $568.0 million.

96 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
NOTE 16 – LEASES
Leases as lessee
Right-of-use assets

			Machinery
	Buildings		and
	and land	Simulators	equipment	Aircraft	Total
Net book value as at March 31, 2023	$346.7	$56.9	$12.4	$10.9	$426.9
Additions and remeasurements	168.0	8.7	0.5	—	177.2
Disposal of discontinued operations (Note 3)	(9.8)	—	—	—	(9.8)
Depreciation	(39.9)	(9.8)	(3.0)	(0.8)	(53.5)
Impairment	(1.3)	—	—	—	(1.3)
Transfers and others	9.3	(3.8)	—	—	5.5
Foreign currency exchange differences	0.9	(0.1)	—	—	0.8
Net book value as at March 31, 2024	$473.9	$51.9	$9.9	$10.1	$545.8
Additions and remeasurements	135.4	—	18.0	—	153.4
Business combinations (Note 2)	22.4	106.0	—	—	128.4
Depreciation	(45.8)	(13.3)	(5.2)	(1.0)	(65.3)
Impairment	(0.7)	—	—	—	(0.7)
Purchase of assets under lease (Note 14)	—	—	—	(9.1)	(9.1)
Transfers and others	(0.9)	—	0.7	—	(0.2)
Foreign currency exchange differences	29.0	6.5	0.2	—	35.7
Net book value as at March 31, 2025	$613.3	$151.1	$23.6	$—	$788.0
During the year ended March 31, 2025, depreciation of $64.0 million (2024 – $51.4 million) has been recorded in cost of sales, $1.3 million (2024 – $1.5 million) in selling, general and administrative expenses and nil (2024 – $0.6 million) in net income from discontinued operations.

Short-term leases, leases of low-value assets and variable lease payments
During the year ended March 31, 2025, expenses of $21.0 million (2024 – $16.4 million) have been recognized in net income relating to short-term leases, leases of low-value assets and variable lease payments not included in the measurement of lease liabilities.

Leases as lessor

Operating Leases
As at March 31, 2025, the net book value of simulators leased under operating leases to third parties was $115.9 million (2024 – $130.4 million).

Undiscounted lease payments to be received under operating leases are as follows:

	2025	2024
Less than 1 year	$49.1	$63.0
Between 1 and 2 years	39.3	51.7
Between 2 and 3 years	30.7	43.3
Between 3 and 4 years	17.0	35.0
Between 4 and 5 years	13.4	21.4
More than 5 years	14.0	33.4
Total undiscounted lease payments receivable	$163.5	$247.8

CAE Financial Report 2025 | 97

Notes to the Consolidated Financial Statements
Finance Leases
Undiscounted lease payments to be received under finance leases are as follows:

	2025	2024
Less than 1 year	$23.9	$16.4
Between 1 and 2 years	21.3	22.8
Between 2 and 3 years	18.2	17.4
Between 3 and 4 years	15.9	16.0
Between 4 and 5 years	16.4	16.0
More than 5 years	118.4	128.9
Total undiscounted lease payments receivable	$214.1	$217.5
Unearned finance income	(56.3)	(56.9)
Discounted unguaranteed residual values of leased assets	(15.8)	(12.8)
Total investment in finance leases	$142.0	$147.8
Current portion (Note 11)	16.0	11.9
Non-current portion (Note 18)	$126.0	$135.9

NOTE 17 – INVESTMENT IN EQUITY ACCOUNTED INVESTEES

Net book value as at March 31, 2023	$530.7
Cash contributions to equity accounted investees	19.9
Non-cash contributions to equity accounted investees	6.0
Share of after-tax profit before elimination of unrealized profits	80.7
Elimination of unrealized profits on transactions with equity accounted investees – net	(8.5)
Dividends received from equity accounted investees	(37.1)
Transfers and others	1.1
Foreign currency exchange differences	(4.0)
Net book value as at March 31, 2024	$588.8
Non-cash contributions to equity accounted investees	13.0
Acquisition of control of SIMCOM (Note 2)	(131.0)
Share of after-tax profit before elimination of unrealized profits	96.2
Elimination of unrealized profits on transactions with equity accounted investees – net	(7.8)
Dividends received from equity accounted investees	(28.7)
Dividends declared but not yet received from equity accounted investees	(7.2)
Transfers and others	0.7
Foreign currency exchange differences	35.1
Net book value as at March 31, 2025	$559.1
When the Company's share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures. During the year ended March 31, 2025, the Company's unrecognized share of profit in joint ventures was $1.8 million (2024 – $2.0 million). As at March 31, 2025, the cumulative unrecognized share of losses for these joint ventures was $8.5 million (2024 – $10.3 million) and the cumulative unrecognized share of comprehensive loss of these joint ventures was $7.6 million (2024 –$9.3 million).

The Company’s outstanding balances with its equity accounted investees are as follows:

	2025	2024
Accounts receivable (Note 11)	$63.2	$58.8
Contract assets	22.3	34.2
Other non-current assets	39.5	22.9
Accounts payable and accrued liabilities (Note 19)	14.9	4.7
Contract liabilities	57.5	64.9

The Company’s transactions with its equity accounted investees are as follows:

	2025	2024
Revenue	$278.7	$258.7
Purchases	1.4	6.0
Other income	2.4	0.6
98 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
NOTE 18 – OTHER NON-CURRENT ASSETS

	2025	2024
Contract assets (Note 12)	$38.8	$41.6
Advance payments for property, plant and equipment	3.3	30.0
Investment in finance leases (Note 16)	126.0	135.9
Non-current receivables	94.7	61.5
Investment tax credits	303.4	268.6
Other	91.6	64.7
	$657.8	$602.3

NOTE 19 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2025	2024
Accounts payable trade	$701.0	$561.7
Accrued and other liabilities	463.6	458.0
Amount due to related parties (Note 17)	14.9	4.7
Current portion of royalty obligations	11.3	10.9
	$1,190.8	$1,035.3

NOTE 20 – PROVISIONS
Changes in provisions are as follows:

	Restoration				Onerous
	and simulator				contracts
	removal	Restructuring	Legal	Warranties	and other	Total
Provisions, as at March 31, 2024	$9.7	$15.3	$0.3	$14.6	$16.7	$56.6
Additions	—	37.7	4.6	16.2	5.2	63.7
Business combinations (Note 2)	0.6	—	—	—	—	0.6
Amount used	—	(40.4)	—	(15.4)	(10.6)	(66.4)
Reversal of unused amounts	(0.1)	(4.6)	—	—	(2.0)	(6.7)
Foreign currency exchange differences	0.7	(0.1)	0.1	—	0.6	1.3
Transfers and others	0.1	(0.3)	(0.4)	—	0.3	(0.3)
Provisions, as at March 31, 2025	$11.0	$7.6	$4.6	$15.4	$10.2	$48.8
Current portion	$—	$7.6	$4.6	$12.6	$9.7	$34.5
Non-current portion	$11.0	$—	$—	$2.8	$0.5	$14.3

CAE Financial Report 2025 | 99

Notes to the Consolidated Financial Statements
NOTE 21 – DEBT FACILITIES
Long-term debt, net of transaction costs is as follows:

			Repayment		2025		2024
Notional amount			period	Current	Non-current	Current	Non-current
Unsecured senior notes
U.S. dollar, fixed rate - 3.60% to 4.90%	US$	792.0	2025-2034	$20.0	$1,114.7	$190.5	$1,068.8
Canadian dollar, Series 1, fixed rate - 5.54%		$400.0	2028	—	398.1	—	397.5
Canadian dollar, fixed rate - 4.15%		$8.6	2025-2027	2.9	5.7	12.9	8.6
Term loans
U.S. dollar, variable rate	US$	325.0	2025-2026	178.7	288.3	—	168.9
Canadian dollar, variable rate		$18.3	2025-2028	5.6	12.6	5.6	18.3
Other			2025-2026	33.5	—	14.3	32.8
Lease liabilities
U.S. dollar			2025-2071	92.0	432.0	30.2	368.2
Other			2025-2054	29.1	239.0	25.0	128.5
R&D obligations
Canadian dollar			2025-2048	37.2	581.0	30.4	543.8
Revolving credit facilities
U.S. dollar, variable rate				—	—	—	—
Canadian dollar, variable rate				—	—	—	30.0
Total long-term debt				$399.0	$3,071.4	$308.9	$2,765.4

Revolving credit facility extension
In September 2024, the Company extended the maturity date of its US$1.0 billion unsecured revolving credit facility until September 2028.

Term loan
In December 2024, the Company entered into an unsecured term loan agreement with a syndicated group of banks amounting to US$200.0 million maturing in June 2026, bearing interest at a variable rate.

Unsecured senior notes
In December 2024, the Company repaid unsecured senior notes of US$127.0 million.

100 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
Information on the change in long-term debt for which cash flows have been classified as financing activities in the statement of cash flows are as follows:

	Unsecured				Revolving
	senior	Term	Lease	R&D	credit
	notes	loans	liabilities	obligations	facility	Total
Net book value as at March 31, 2023	$1,300.7	$564.4	$455.9	$496.1	$433.0	$3,250.1
Changes from financing cash flows
Net repayment from borrowing under
revolving credit facilities	—	—	—	—	(396.7)	(396.7)
Proceeds from long-term debt	397.1	—	—	36.4	—	433.5
Repayment of long-term debt	(21.7)	(324.0)	—	(24.7)	—	(370.4)
Repayment of lease liabilities	—	—	(69.5)	—	—	(69.5)
Total changes from financing cash flows	$375.4	$(324.0)	$(69.5)	$11.7	$(396.7)	$(403.1)
Non-cash changes
Foreign currency exchange differences	1.2	(1.3)	0.5	—	(6.3)	(5.9)
Additions and remeasurements of lease liabilities	—	—	177.2	—	—	177.2
Disposal of discontinued operations (Note 3)	—	—	(12.2)	—	—	(12.2)
Accretion	—	—	—	27.9	—	27.9
Transfer from royalty obligations (Note 3)	—	—	—	36.9	—	36.9
Other	1.0	0.8	—	1.6	—	3.4
Total non-cash changes	$2.2	$(0.5)	$165.5	$66.4	$(6.3)	$227.3
Net book value as at March 31, 2024	$1,678.3	$239.9	$551.9	$574.2	$30.0	$3,074.3
Changes from financing cash flows
Net repayment from borrowing under
revolving credit facilities	—	—	—	—	(45.0)	(45.0)
Proceeds from long-term debt	—	285.8	—	45.7	—	331.5
Repayment of long-term debt	(216.1)	(72.6)	—	(32.6)	—	(321.3)
Repayment of lease liabilities	—	—	(59.9)	—	—	(59.9)
Total changes from financing cash flows	$(216.1)	$213.2	$(59.9)	$13.1	$(45.0)	$(94.7)
Non-cash changes
Business combinations (Note 2)	—	48.5	110.0	—	—	158..5
Foreign currency exchange differences	78.1	16.3	36.7	—	15.0	146.1
Additions and remeasurements of lease liabilities	—	—	153.4	—	—	153.4
Accretion	—	—	—	32.5	—	32.5
Other	1.1	0.8	—	(1.6)	—	0.3
Total non-cash changes	$79.2	$65.6	$300.1	$30.9	$15.0	$490.8
Net book value as at March 31, 2025	$1,541.4	$518.7	$792.1	$618.2	$—	$3,470.4
The Company's unsecured senior notes, term loans and revolving credit facility include standard events of default and covenant provisions whereby accelerated repayment and/or termination of the agreements may result if the Company were to default on payment or violate certain covenants. As at March 31, 2025, the Company is in compliance with all of its financial covenants, as amended from time to time.

CAE Financial Report 2025 | 101

Notes to the Consolidated Financial Statements
NOTE 22 – EMPLOYEE BENEFITS OBLIGATIONS
Defined benefit pension plans
The Company has three registered funded defined benefit pension plans in Canada (two for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains a funded pension plan for employees in the United Kingdom that provides benefits based on similar provisions.

The Company’s annual contributions, to fund both benefits accruing in the year and deficits accumulated over prior years, and the plans’ financial position are determined based on actuarial valuations. Applicable pension legislations prescribe minimum funding requirements.

In addition, the Company maintains unfunded plans in Canada, United States and Germany that provide defined benefits based on length of service and final average earnings. These unfunded plans are the sole obligation of the Company, and there is no requirement to fund them. However, the Company is obligated to pay the benefits when they become due. As at March 31, 2025, the Company has issued letters of credit totalling $63.9 million (2024 – $54.3 million) to collateralize the obligations under the Canadian plans.

The funded plans are trustee administered funds. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies jointly with the Company and the board of trustees.

The employee benefits obligations are as follows:

	2025	2024
Funded defined benefit pension obligations	$599.2	$476.3
Fair value of plan assets	585.9	542.0
Funded defined benefit pension obligations (surplus) – net	$13.3	$(65.7)
Unfunded defined benefit pension obligations	109.2	98.7
Employee benefits obligations - net	$122.5	$33.0
Employee benefit assets	$(11.6)	$(65.7)
Employee benefit obligations	$134.1	$98.7

Changes in funded defined benefit pension obligations and fair value of plan assets are as follows:

			2025			2024
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$471.3	$5.0	$476.3	$585.5	$5.2	$590.7
Current service cost	32.9	—	32.9	31.9	—	31.9
Interest cost	22.4	0.3	22.7	22.5	0.3	22.8
Past service cost	—	—	—	2.9	—	2.9
Actuarial loss (gain) arising from:
Experience adjustments	43.3	0.1	43.4	(3.0)	—	(3.0)
Economic assumptions	23.3	(0.1)	23.2	4.6	—	4.6
Demographic assumptions	—	—	—	—	(0.1)	(0.1)
Employee contributions	12.9	—	12.9	9.5	—	9.5
Pension benefits paid	(12.3)	(0.3)	(12.6)	(14.0)	(0.4)	(14.4)
Settlements	—	—	—	(168.9)	—	(168.9)
Net transfers	—	—	—	0.3	—	0.3
Foreign currency exchange differences	—	0.4	0.4	—	—	—
Pension obligations, end of year	$593.8	$5.4	$599.2	$471.3	$5.0	$476.3
Fair value of plan assets, beginning of year	$535.0	$7.0	$542.0	$635.3	$6.4	$641.7
Interest income	26.0	0.4	26.4	25.1	0.3	25.4
Return on plan assets, excluding amounts
included in interest income	14.3	(0.1)	14.2	18.2	0.3	18.5
Employer contributions	1.8	—	1.8	24.9	0.3	25.2
Employee contributions	12.9	—	12.9	9.5	—	9.5
Pension benefits paid	(12.3)	(0.3)	(12.6)	(14.0)	(0.4)	(14.4)
Settlements	1.4	—	1.4	(163.5)	—	(163.5)
Net transfers	—	—	—	0.3	—	0.3
Administrative costs	(0.8)	—	(0.8)	(0.8)	—	(0.8)
Foreign currency exchange differences	—	0.6	0.6	—	0.1	0.1
Fair value of plan assets, end of year	$578.3	$7.6	$585.9	$535.0	$7.0	$542.0
102 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
During the year ended March 31, 2025, an actuarial funding valuation report was completed by an independent actuary for a funded defined benefit pension plan in Canada. As the plan funding had reached the limit prescribed by the Canadian Income Tax Act, the Company was prohibited from making employer contributions to the plan from January 1, 2024 to December 31, 2024.

In June 2023, the Company entered into an annuity purchase transaction in which the pension obligations of $168.9 million associated with certain retired members of Canadian defined benefit pension plans were transferred to a third-party insurer, in exchange for a payment of $163.5 million from the pension plan assets.

Changes in unfunded defined benefit pension obligations are as follows:

			2025			2024
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$86.2	$12.5	$98.7	$81.3	$10.5	$91.8
Current service cost	4.1	0.7	4.8	3.9	1.3	5.2
Interest cost	4.0	0.4	4.4	3.9	0.5	4.4
Past service cost	3.6	(1.2)	2.4	—	—	—
Actuarial loss (gain) arising from:
Experience adjustments	(0.2)	(1.0)	(1.2)	(0.4)	0.4	—
Economic assumptions	2.8	0.3	3.1	0.5	0.5	1.0
Pension benefits paid	(3.1)	(0.7)	(3.8)	(3.0)	(0.7)	(3.7)
Foreign currency exchange differences	—	0.8	0.8	—	—	—
Pension obligations, end of year	$97.4	$11.8	$109.2	$86.2	$12.5	$98.7

Net pension cost is as follows:

			2025			2024
Canadian		Foreign	Total	Canadian	Foreign	Total
Funded plans
Current service cost	$32.9	$—	$32.9	$31.9	$—	$31.9
Interest cost	22.4	0.3	22.7	22.5	0.3	22.8
Interest income	(26.0)	(0.4)	(26.4)	(25.1)	(0.3)	(25.4)
Past service cost	—	—	—	2.9	—	2.9
Settlement gain	(1.4)	—	(1.4)	(5.4)	—	(5.4)
Administrative cost	0.8	—	0.8	0.8	—	0.8
Net pension cost of funded plans	$28.7	$(0.1)	$28.6	$27.6	$—	$27.6
Unfunded plans
Current service cost	$4.1	$0.7	$4.8	$3.9	$1.3	$5.2
Interest cost	4.0	0.4	4.4	3.9	0.5	4.4
Past service cost	3.6	(1.2)	2.4	—	—	—
Net pension cost of unfunded plans	$11.7	$(0.1)	$11.6	$7.8	$1.8	$9.6
Total net pension cost	$40.4	$(0.2)	$40.2	$35.4	$1.8	$37.2

During the year ended March 31, 2025, pension costs of $21.7 million (2024 – $18.1 million) have been charged in cost of sales, $5.1 million (2024 – $4.5 million) in research and development expenses, $10.3 million (2024 – $12.8 million) in selling, general and administrative expenses, a gain of $0.4 million (2024 – costs of $3.2 million) in restructuring, integration and acquisition costs, $0.7 million (2024 – $1.8 million) in finance expense and $2.8 million (2024 – $2.6 million) were capitalized. During the year ended March 31, 2024, a gain of $0.4 million has been recognized in net income from discontinued operations.

As a result of an annuity purchase transaction, the Company recognized a settlement gain of $5.4 million during the year ended March 31, 2024, of which $5.2 million has been presented in other gains and losses and $0.2 million in net income from discontinued operations.

CAE Financial Report 2025 | 103

Notes to the Consolidated Financial Statements
Fair value of the plan assets, by major categories, are as follows:

(amounts in millions)			2025			2024
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Canadian plans
Equity funds
Canadian	$—	$43.5	$43.5	$—	$35.0	$35.0
Foreign	—	157.8	157.8	—	130.8	130.8
Bond funds
Government	—	135.3	135.3	—	117.4	117.4
Corporate	—	63.4	63.4	—	58.7	58.7
Private and property investments	—	151.6	151.6	—	180.9	180.9
Cash and cash equivalents	—	14.6	14.6	—	9.9	9.9
Other	—	12.1	12.1	—	2.3	2.3
Total Canadian plans	$—	$578.3	$578.3	$—	$535.0	$535.0
Foreign plans
Equity instruments	$0.4	$—	$0.4	$2.5	$—	$2.5
Debt instruments
Corporate	6.9	—	6.9	3.4	—	3.4
Other	—	0.3	0.3	—	1.1	1.1
Total Foreign plans	$7.3	$0.3	$7.6	$5.9	$1.1	$7.0
Total plans	$7.3	$578.6	$585.9	$5.9	$536.1	$542.0

As at March 31, 2025 and March 31, 2024, there were no common shares of the Company in the pension plan assets.

Significant assumptions (weighted average) used are as follows:

		Canadian		Foreign
	2025	2024	2025	2024
Pension obligations as at March 31:
Discount rate	4.71%	5.00%	4.25%	4.43%
Compensation rate increases	3.67%	3.69%	2.48%	2.68%
Net pension cost for years ended March 31:
Discount rate	5.00%	5.05%	4.43%	4.70%
Compensation rate increases	3.69%	3.66%	2.68%	2.54%

Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and mortality tables and experience in each territory. The mortality tables and the average life expectancy in years for a member age 45 and 65 are as follows:

As at March 31, 2025		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	23.9	22.5	26.3	25.0
Germany	Heubeck RT2018G	23.8	21.0	26.6	24.4
United Kingdom	S4PFA M CMI 2023	22.6	21.2	24.9	23.4
United States	CPM private tables	25.1	23.7	26.5	25.2

As at March 31, 2024		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	23.8	22.4	26.3	25.0
Germany	Heubeck RT2018G	23.5	20.8	26.4	24.2
United Kingdom	S3PFA M CMI 2022	22.7	21.4	24.8	23.3
United States	CPM private tables	25.0	23.6	26.5	25.5

As at March 31, 2025, the weighted average duration of the defined benefit obligation is 18.9 years.

104 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
The impact on the defined benefit obligation as a result of a 0.25% change in the significant assumptions as at March 31, 2025 are as follows:

		Funded plans	Unfunded plans
Canadian		Foreign	Canadian	Foreign	Total
Discount rate:
Increase	$(27.9)	$(0.1)	$(2.5)	$(0.3)	$(30.8)
Decrease	30.2	0.1	2.7	0.4	33.4
Compensation rate:
Increase	11.1	—	0.5	—	11.6
Decrease	(10.6)	—	(0.5)	—	(11.1)

Through its defined benefit plans, the Company is exposed to a number of risks, the most significant being the exposure to asset volatility, to changes in bond yields and to changes in life expectancy. The plan liabilities are calculated using a discount rate set with reference to corporate bond yields, if plan assets underperform against this yield, this will create a deficit. A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings. The plans’ obligations are to provide benefits for the duration of the life of its members, therefore, increases in life expectancy will result in an increase in the plans’ liabilities.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. The expected employer contributions and expected benefits paid for the next fiscal year are as follows:

	Canadian	Foreign	Total
Expected employer contributions in funded plans	$20.8	$—	$20.8
Expected benefits paid in unfunded plans	3.0	0.8	3.8

NOTE 23 – OTHER NON-CURRENT LIABILITIES

	2025	2024
Contract liabilities (Note 12)	$126.8	$99.8
Share-based payments liabilities (Note 26)	40.3	51.3
Royalty obligations	66.1	74.4
Other	35.2	30.0
	$268.4	$255.5

NOTE 24 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

	2025	2024
Accounts receivable	$76.4	$(10.7)
Contract assets	77.1	153.0
Inventories	(11.0)	(76.3)
Prepayments	(10.2)	(11.2)
Income taxes	(53.8)	30.2
Accounts payable and accrued liabilities	54.1	11.0
Provisions	(9.7)	14.2
Contract liabilities	74.2	17.9
	$197.1	$128.1

Supplemental information:

	2025	2024
Interest paid	$201.7	$189.7
Interest received	20.9	17.1
Income taxes paid	101.4	69.7

CAE Financial Report 2025 | 105

Notes to the Consolidated Financial Statements
NOTE 25 – ACCUMULATED OTHER COMPREHENSIVE INCOME

	Foreign currency
	exchange differences				Net changes in
	on translation of		Net changes in		financial assets
	foreign operations		cash flow hedges		carried at FVOCI			Total
	2025	2024	2025	2024	2025	2024	2025	2024
Balances, beginning of year	$174.5	$182.8	$(19.2)	$(14.3)	$(1.3)	$(1.3)	$154.0	$167.2
Other comprehensive income (loss)	243.2	(8.3)	(15.4)	(4.9)	—	—	227.8	(13.2)
Balances, end of year	$417.7	$174.5	$(34.6)	$(19.2)	$(1.3)	$(1.3)	$381.8	$154.0

NOTE 26 – SHARE-BASED PAYMENTS
In August 2023, the shareholders of the Company approved the Omnibus Incentive Plan, which allows equity awards to be granted to eligible participants in the form of stock options, restricted share units (RSUs) and performance share units (PSUs).

The Omnibus Incentive Plan supplements the existing cash-settled RSU and PSU plans and stock option plan (collectively, the “Existing Plans”). Awards granted under the Existing Plans will remain outstanding and governed by the respective terms of such plans, but no new awards will be granted under any of the Existing Plans. All awards made under the Omnibus Incentive Plan are considered equity-settled arrangements.

The Company’s share-based payment plans consist of two categories: equity-settled share-based payment plans comprised of the stock option plan, a RSU plan and a PSU plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, a RSU plan and a PSU plan.

Share-based payments expense are as follows:

	2025	2024
Equity-settled plans
Stock option plan	$5.9	$7.0
RSU plan	6.6	4.7
PSU plan	12.7	3.6
Cash-settled plans
Stock purchase plan	16.2	15.7
DSU plans	14.9	(1.1)
RSU plan	1.9	2.2
PSU plan	3.3	2.4
Total share-based payments expense	$61.5	$34.5
Impact of equity swap agreements (Note 32)	(14.6)	6.6
Amount capitalized	(1.0)	(1.0)
Share-based payments expense, net of equity swap (Note 27)	$45.9	$40.1
During the year ended March 31, 2024, $2.8 million of share-based payments expense have been recorded in net income from discontinued operations.

Carrying amount of share-based payments liabilities are as follows:

	2025	2024
Cash-settled plans
DSU plans	$48.7	$41.6
RSU plan	6.5	9.1
PSU plan	10.4	10.5
Total carrying amount of share-based payments liabilities	$65.6	$61.2
Current portion	25.3	9.9
Non-current portion (Note 23)	$40.3	$51.3

Stock option plan
Stock options to purchase common shares of the Company are granted to certain employees, officers and executives of the Company. The stock option exercise price is equal to the common shares weighted average price on the TSX of the five days of trading prior to the grant date. Stock options vest over four years of continuous employment from the grant date. The stock options must be exercised within a seven-year period, but are not exercisable during the first year after the grant date.

106 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
Changes in outstanding stock options are as follows:

		2025		2024
		Weighted		Weighted
	Number of	average exercise	Number of	average exercise
stock options		price	stock options	price
Stock options outstanding, beginning of year	6,459,922	$27.19	6,323,537	$26.63
Granted	779,288	25.45	735,274	28.66
Exercised	(2,763,675)	24.29	(405,943)	19.34
Forfeited	(491,387)	29.96	(192,946)	31.04
Stock options outstanding, end of year	3,984,148	$28.52	6,459,922	$27.19
Stock options exercisable, end of year	2,525,692	$28.44	4,533,751	$26.57

During the year ended March 31, 2025, the weighted average market share price for stock options exercised was $30.57 (2024 ⁃ $30.33).

As at March 31, 2025, summarized information about the stock options issued and outstanding is as follows:

		Options Outstanding		Options Exercisable
		Weighted
	Number of	average remaining	Weighted	Number of	Weighted
Range of	stock options	contractual life	average exercise	stock options	average exercise
exercise prices	outstanding	(years)	price	exercisable	price
$20.57 to $26.78	1,663,993	3.79	$22.52	995,113	$20.57
$26.83 to $30.13	698,777	4.09	28.33	272,161	27.80
$33.47 to $38.01	1,621,378	2.57	34.76	1,258,418	34.79
Total	3,984,148	3.34	$28.52	2,525,692	$28.44

During the year ended March 31, 2025, the weighted average fair value of stock options granted was $9.58 (2024 – $10.12).

The assumptions used in the calculation of the fair value of the stock options on the grant date using the Black-Scholes option pricing model are as follows:

	2025	2024
Common share price	$25.45	$27.85
Exercise price	$25.45	$28.66
Dividend yield	0.58%	0.72%
Expected volatility	39.32%	41.88%
Risk-free interest rate	3.53%	3.73%
Expected stock option life	5 years	4.5 years

Expected volatility is estimated by considering historical average common share price volatility over the expected life of the stock options.

Equity-settled restricted share unit (RSU) plan
RSUs are granted to certain employees, officers and executives of the Company. RSUs are settled in shares, either issued from treasury or purchased on the open market, in cash or in a combination thereof, at the discretion of the Company. Restriction criteria include continuing employment for a period of up to three years. RSUs are settled three years after the grant date.

Changes in outstanding equity-settled RSUs are as follows:

	2025	2024
Equity-settled RSUs outstanding, beginning of year	292,634	—
Granted	393,805	304,142
Cancelled	(94,872)	(11,104)
Settled in shares	(15,370)	—
Settled in cash	(1,471)	(404)
Equity-settled RSUs outstanding, end of year	574,726	292,634
Equity-settled RSUs vested, end of year	404,144	168,681

CAE Financial Report 2025 | 107

Notes to the Consolidated Financial Statements
Equity-settled performance share unit (PSU) plan
PSUs are granted to certain employees, officers and executives of the Company. PSUs are settled in shares, either issued from treasury or purchased on the open market, in cash or in a combination thereof, at the discretion of the Company. The target rate of granted units is multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. PSUs are settled three years after the grant date.

Changes in outstanding equity-settled PSUs are as follows:

	2025	2024
Equity-settled PSUs outstanding, beginning of year	780,786	—
Granted	903,341	812,603
Cancelled	(242,151)	(30,604)
Settled in shares	(30,060)	—
Settled in cash	(2,444)	(1,213)
Equity-settled PSUs outstanding, end of year	1,409,472	780,786
Equity-settled PSUs vested, end of year	1,037,878	489,134

Cash-settled stock purchase plan
Employees of the Company and its participating subsidiaries can acquire common shares through regular payroll deductions. The Company contributes $1 for every $2 of employee contributions, up to a maximum of 3% of the employee’s base salary. The employee and Company’s contributions are remitted to an independent plan administrator who purchases common shares on the market on behalf of the employee.

Cash-settled deferred share unit (DSU) plans
Non-employee directors holding less than the minimum required holdings of common shares of the Company receive their Board retainer compensation in the form of deferred share units (DSUs). A non-employee director holding no less than the minimum required holdings of common shares may also elect to participate in the DSU plan in respect of part or all of his or her retainer. Such retainer amount is converted to DSUs based on the common shares price on the TSX on the date such retainer becomes payable to the non‑employee director.

Certain executives can elect to defer a portion or entire short-term incentive payment to the DSU plan on an annual basis. Such deferred short-term incentive amount is converted to DSUs based on the common shares weighted average price on the TSX of the five days of trading prior to the date such incentive becomes payable to the executives.

DSUs entitle the holders to receive a cash payment equal to the common shares closing price on the TSX on the payment date, or, in certain cases, the weighted average price of the five days prior to the payment date. Holders are also entitled to dividend equivalents payable in additional DSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date.

DSUs vest immediately and are paid upon any termination of employment or when a non-employee director ceases to act as a director.

Changes in outstanding DSUs are as follows:

	2025	2024
DSUs outstanding, beginning of year	1,487,414	1,586,384
Granted	139,677	118,667
Redeemed	(249,780)	(217,637)
DSUs vested and outstanding, end of year	1,377,311	1,487,414

As at March 31, 2025, vested and outstanding DSUs includes 742,157 DSUs (2024 – 833,090) granted to certain employees, officers and executives of the Company under previous plans, which are paid upon any termination of employment of the holder. Under the previous plans, holders are also entitled to dividend equivalents payable in additional DSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date.

Cash-settled restricted share unit (RSU) plan
Restricted share units (RSUs) are granted to certain employees, officers and executives of the Company. RSUs entitle the holders to receive a cash payment based on the average closing price on the TSX for the 20 trading days preceding the vesting date, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. RSUs are paid three years after the grant date. Following the adoption of the Omnibus Incentive Plan, no new awards will be granted under this plan.

108 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
Changes in outstanding cash-settled RSUs are as follows:

	2025	2024
Cash-settled RSUs outstanding, beginning of year	404,037	646,231
Cancelled	(43,833)	(12,369)
Redeemed	(167,065)	(229,825)
Cash-settled RSUs outstanding, end of year	193,139	404,037
Cash-settled RSUs vested, end of year	184,725	332,420

Cash-settled performance share unit (PSU) plan
Performance share units (PSUs) are granted to certain employees, officers and executives of the Company. PSUs entitle the holders to receive a cash payment equal to the average closing price on the TSX of the common shares for the 20 trading days preceding the vesting date multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. PSUs are paid three years after the grant date. Following the adoption of the Omnibus Incentive Plan, no new awards will be granted under this plan.

Changes in outstanding cash-settled PSUs are as follows:

	2025	2024
Cash-settled PSUs outstanding, beginning of year	912,281	1,148,302
Cancelled	(283,840)	(83,204)
Redeemed	(136,545)	(152,817)
Cash-settled PSUs outstanding, end of year	491,896	912,281
Cash-settled PSUs vested, end of year	467,991	711,745

NOTE 27 – EMPLOYEE COMPENSATION
Total employee compensation expense recognized in income is as follows:

(amounts in millions)	2025	2024
Salaries and other short-term employee benefits	$1,697.0	$1,682.7
Share-based payments expense, net of equity swap (Note 26)	45.9	40.1
Post-employment benefits – defined benefit plans (Note 22)	37.4	34.6
Post-employment benefits – defined contribution plans	39.8	38.5
Termination benefits	35.0	28.5
Total employee compensation	$1,855.1	$1,824.4

During the year ended March 31, 2024, $48.5 million of total employee compensation have been recorded in net income from discontinued operations.

NOTE 28 – GOVERNMENT PARTICIPATION
Government contributions were recognized as follows:

	2025	2024
Credited to non-financial assets	$21.4	$20.4
Credited to income	34.3	27.9
	$55.7	$48.3

CAE Financial Report 2025 | 109

Notes to the Consolidated Financial Statements
NOTE 29 – CONTINGENCIES AND COMMITMENTS
Contingencies
From time to time, the Company is involved in legal proceedings, audits, litigations and claims arising in the ordinary course of its business. The Company operates in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, national security and aviation safety of each country. In addition, contracts with government agencies are subject to procurement regulations and other specific legal requirements. The Company is also required to comply with tax laws and regulations of any country in which it operates.

The Company is subject to investigations and audits from various government and regulatory agencies. In addition, the Company may identify, investigate, remediate and voluntarily disclose potential non-compliance with those laws and regulations. As a result, the Company can be subject to potential liabilities associated with those matters. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial statements.

Dispute relating to final price adjustments for the sale of CAE’s Healthcare business
During the fourth quarter of fiscal 2024, the Company closed the sale of its Healthcare business to Madison Industries. The total consideration is subject to post-closing price adjustments, including on account of working capital. At the time of issuance of the consolidated financial statements, the Company is engaged in a dispute with Madison Industries, which is claiming up to approximately $60 million in final price adjustments.

While there can be no assurance whether any amount will be payable by the Company as a result of the dispute, no amount has been recognized in the Company's financial statements for any potential losses arising from this dispute as at March 31, 2025, as the Company believes that there are strong grounds for defence and will vigorously defend its position.

Class action proceeding
On July 16, 2024, the Company was served with an Application for authorization to bring an action pursuant to Section 225.4 of the Securities Act (Québec) and application for authorization to institute a class action before the Superior Court of Québec in the district of Montréal against the Company and certain of the Company’s officers. The class action, if authorized, would be brought on behalf of purchasers of the Company's common shares and is based upon allegations that the defendants made false and/or misleading statements to the public and seeks unspecified damages.

The class action requires authorization from the Court before it can move forward. Until it is authorized, there are no monetary claims pending against the defendants in the context of this Court proceeding. The defendants have strong legal defences to this Court proceeding and intend to defend the case vigorously. Based on the preliminary nature of the proceeding and the inherent uncertainty of litigation, it is not possible to predict the final outcome or the timing of this Court proceeding or to determine the amount of any potential losses resulting therefrom, if any. As such, no amounts have been provisioned in the Company's financial statements with respect to the proceeding.

Commitments
Contractual purchase commitments that are not recognized as liabilities are as follows:

	2025	2024
Less than 1 year	$411.8	$329.3
Between 1 and 5 years	262.1	245.5
Later than 5 years	23.6	3.2
Total contractual purchase commitments	$697.5	$578.0

110 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
NOTE 30 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

CAE Financial Report 2025 | 111

Notes to the Consolidated Financial Statements
The carrying values and fair values of financial instruments, by category, are as follows:

			2025		2024
	Level	Carrying value	Fair value	Carrying value	Fair value
		Total	Total	Total	Total
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$293.7	$293.7	$160.1	$160.1
Equity swap agreements	Level 2	13.0	13.0	(15.8)	(15.8)
Forward foreign currency contracts	Level 2	(6.4)	(6.4)	(0.6)	(0.6)
Derivatives assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	(14.4)	(14.4)	4.8	4.8
Forward foreign currency contracts	Level 2	(31.9)	(31.9)	(8.7)	(8.7)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	567.7	567.7	570.8	570.8
Investment in finance leases	Level 2	142.0	135.8	147.9	140.3
Other non-current assets(2)	Level 2	79.5	79.5	47.0	47.0
Accounts payable and accrued liabilities(3)	Level 2	(914.4)	(914.4)	(775.8)	(775.8)
Total long-term debt(4)	Level 2	(2,684.7)	(2,700.6)	(2,529.9)	(2,524.4)
Other non-current liabilities(5)	Level 2	(91.4)	(84.8)	(87.1)	(78.0)
Financial assets measured at FVOCI
Equity investments	Level 3	1.4	1.4	1.4	1.4
		$(2,645.9)	$(2,661.4)	$(2,485.9)	$(2,478.9)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

During the year ended March 31, 2025, there were no significant changes in level 3 financial instruments.

NOTE 31 – CAPITAL RISK MANAGEMENT
The Company’s capital allocation priorities are focused on:
(i)     Organic investments for sustainable and accretive growth;
(ii)    Maintaining a strong balance sheet for optimal resiliency and financial flexibility;
(iii)   Balancing returns to shareholders with leverage targets and growth investment opportunities.

The Company manages its capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or debt, use cash to reduce debt or repurchase shares.

To accomplish its objectives stated above, the Company monitors its capital on the basis of the net debt to capital. This ratio is calculated as net debt divided by the sum of total equity plus net debt. Net debt is calculated as total long-term debt, including the current portion of long-term debt less cash and cash equivalents. Total equity comprises share capital, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

The level of debt versus equity in the capital structure is monitored, and the ratios are as follows:

		2025	2024
Total long-term debt (Note 21)		$3,470.4	$3,074.3
Less: cash and cash equivalents		(293.7)	(160.1)
Net debt		$3,176.7	$2,914.2
Equity		4,976.0	4,302.6
Total net debt plus equity		$8,152.7	$7,216.8
Net debt-to-capital	%	39.0%	40.4

112 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
NOTE 32 – FINANCIAL RISK MANAGEMENT
Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. The Company’s exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company. The Company is exposed to credit risk on its accounts receivable and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents and derivative financial assets. Credit risks arising from the Company’s normal commercial activities are managed with regards to customer credit risk.

The Company’s customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, the Company typically receives substantial non‑refundable advance payments for contracts with customers. The Company closely monitors its exposure to major airline companies in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade receivables are held with a wide range of commercial and government organizations and agencies. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase facility). The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company enters into contracts with counterparties that are of high credit quality. The Company signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom it trades derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 11 and Note 30 represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segment are as follows:

As at March 31, 2025	Civil Aviation	Defense and Security	Amounts not allocated to a segment	Total
Gross accounts receivable	$384.8	$211.8	$36.7	$633.3
Gross contract assets	163.2	357.8	—	521.0
Total	$548.0	$569.6	$36.7	$1,154.3
Credit loss allowances	$(19.3)	$(2.0)	$—	$(21.3)
As a %	3.5%	0.4%	—%	1.8%

As at March 31, 2024	Civil Aviation	Defense and Security	Amounts not allocated to a segment	Total
Gross accounts receivable	$347.1	$258.2	$40.1	$645.4
Gross contract assets	177.3	401.9	—	579.2
Total	$524.4	$660.1	$40.1	$1,224.6
Credit loss allowances	$(19.9)	$(1.0)	$—	$(20.9)
As a %	3.8%	0.2%	—%	1.7%

Client concentration risk
For the year ended March 31, 2025, contracts with the U.S. federal government and its various agencies included in the Defense and Security segment accounted for 21% (2024 – 21%) of consolidated revenue.

CAE Financial Report 2025 | 113

Notes to the Consolidated Financial Statements
Liquidity risk
Liquidity risk is defined as the potential risk that the Company cannot meet its cash obligations as they become due. The Company manages this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of the Company’s consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. The Company also regularly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

In managing its liquidity risk, the Company has access to a committed unsecured revolving credit facility of US$1.0 billion (2024 ‑ US$1.0 billion). As well, the Company has agreements to sell interests in certain of its accounts receivable (receivable purchase facility) for an amount of up to US$400.0 million (2024 – US$400.0 million). As at March 31, 2025, the carrying amount of the original accounts receivable sold to a financial institution pursuant to the receivable purchase facility totaled $453.6 million (2024 ‑ $303.7 million) of which $39.9 million (2024 – $44.9 million), corresponding to the extent of the Company’s continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

The Company has established supplier finance arrangements offered by some of its subsidiaries to certain key suppliers. Under these arrangements, the Company has the ability to submit supplier invoices, at its own discretion, to its financial institution who pays the supplier and allows the Company to extend its payment terms by 55 to 85 days. The Company pays the invoice amount and a service fee to the financial institution in accordance with the extended due dates. As at March 31, 2025, the carrying amount of accounts payable trade for this arrangement totalled $73.3 million.

The following tables present a maturity analysis based on the contractual maturity date of the Company’s financial liabilities based on expected cash flows. Cash flows from derivatives presented either as derivative assets or liabilities have been included, as the Company manages its derivative contracts on a gross basis. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

				Between	Between	Between	Between
	Carrying	Contractual	Less than	1 and	2 and	3 and	4 and	More than
As at March 31, 2025	amount	cash flows	1 year	2 years	3 years	4 years	5 years	5 years
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	$914.4	$914.4	$914.4	$—	$—	$—	$—	$—
Total long-term debt (2)
Long-term debt (other than lease liabilities)	2,678.3	2,678.3	277.9	469.3	140.6	654.5	121.7	1,014.3
Interest and accretion	—	686.2	93.2	74.6	67.5	50.0	34.7	366.2
Lease liabilities	792.1	1,237.2	170.7	98.9	90.3	101.8	69.9	705.6
Other non-current liabilities (3)	91.4	155.2	—	25.0	31.4	28.1	23.9	46.8
	$4,476.2	$5,671.3	$1,456.2	$667.8	$329.8	$834.4	$250.2	$2,132.9
Net derivative financial liabilities (assets)
Forward foreign currency contracts (4)	$38.3
Outflow		$2,829.3	$2,481.4	$305.6	$39.4	$2.9	$—	$—
Inflow		(2,780.2)	(2,443.3)	(295.4)	(38.5)	(3.0)	—	—
Foreign currency and
interest rate swap agreements	14.4	36.2	1.0	1.7	1.9	31.6	—	—
Equity swap agreements	(13.0)	(13.0)	(13.0)	—	—	—	—	—
	$39.7	$72.3	$26.1	$11.9	$2.8	$31.5	$—	$—
	$4,515.9	$5,743.6	$1,482.3	$679.7	$332.6	$865.9	$250.2	$2,132.9

114 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements

				Between	Between	Between	Between
	Carrying	Contractual	Less than	1 and	2 and	3 and	4 and	More than
As at March 31, 2024	amount	cash flows	1 year	2 years	3 years	4 years	5 years	5 years
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	$775.8	$775.8	$775.8	$—	$—	$—	$—	$—
Total long-term debt (2)
Long-term debt (other than lease liabilities)	2,522.4	2,522.4	253.7	265.0	174.1	164.1	644.1	1,021.4
Interest and accretion	—	743.2	94.1	78.7	70.5	66.2	44.3	389.4
Lease liabilities	551.9	922.0	88.2	75.9	72.1	62.5	53.0	570.3
Other non-current liabilities (3)	87.1	164.7	—	24.8	22.7	28.5	21.9	66.8
	$3,937.2	$5,128.1	$1,211.8	$444.4	$339.4	$321.3	$763.3	$2,047.9
Net derivative financial liabilities (assets)
Forward foreign currency contracts (4)	$9.3
Outflow		$2,916.5	$2,522.6	$302.0	$69.3	$20.4	$2.2	$—
Inflow		(2,905.7)	(2,514.3)	(299.2)	(68.7)	(21.1)	(2.4)	—
Foreign currency and
interest rate swap agreements	(4.8)	3.9	(2.6)	(0.4)	0.3	0.6	6.0	—
Equity swap agreements	15.8	15.8	15.8	—	—	—	—	—
	$20.3	$30.5	$21.5	$2.4	$0.9	$(0.1)	$5.8	$—
	$3,957.5	$5,158.6	$1,233.3	$446.8	$340.3	$321.2	$769.1	$2,047.9
(1) Includes trade accounts payable, accrued liabilities, interest payable, current portion of royalty obligations and certain payroll-related liabilities.
(2) Contractual cash flows include contractual interest and principal payments related to debt obligations. Contractual interests on debt obligations with variable interest rate are presented using the period-end rate.
(3) Includes non-current royalty obligations and other non-current liabilities.
(4) Outflows and inflows are presented in Canadian dollar equivalent using the contractual forward foreign currency rate.

The Company is party to an agreement that includes a put option, that if exercised, requires CAE to purchase the remaining equity interest in a joint venture. Under the terms of the agreement, the counterparty has the option to sell its shares in the joint venture at fair value. As at March 31, 2025, no value has been ascribed to the put option as the purchase price for the shares corresponds to their fair value.

Market risk
Market risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on the Company’s results and financial position. The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes.

Foreign currency risk
Foreign currency risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of fluctuations in foreign exchange rates. The Company is exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on the net investment from its foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar (USD) and Euro (€ or EUR). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

The Company mitigates foreign currency risks by having its foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company’s exposure from transactions in foreign currencies and to hedge its net investment in U.S. entities. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

CAE Financial Report 2025 | 115

Notes to the Consolidated Financial Statements
The forward foreign currency contracts outstanding are as follows:

(amounts in millions, except average rate)			2025			2024
	Notional		Average	Notional		Average
Currencies (sold/bought)	amount	(1)	rate	amount	(1)	rate
USD/CDN
Less than 1 year	$1,257.8		0.72	$1,280.2		0.74
Between 1 and 3 years	250.8		0.73	268.9		0.75
Between 3 and 5 years	0.4		0.75	2.6		0.75
EUR/CDN
Less than 1 year	308.1		0.66	340.1		0.68
Between 1 and 3 years	60.7		0.66	71.0		0.67
Between 3 and 5 years	2.4		0.65	19.4		0.65
CDN/USD
Less than 1 year	489.6		1.42	467.9		1.35
Between 1 and 3 years	31.3		1.39	22.5		1.34
Between 3 and 5 years	0.2		1.37	—		—
Other currencies
Less than 1 year	426.4		n.a.	435.1		n.a.
Between 1 and 3 years	1.6		n.a.	8.8		n.a.
Total	$2,829.3			$2,916.5
(1) Exchange rates as at the end of the respective periods were used to translate amounts in foreign currencies.

As March 31, 2025, the Company uses fixed to fixed cross currency principal and interest rate swap agreements to effectively convert the $400.0 million unsecured senior notes into U.S. dollars. The Company has designated the swap agreements as a hedge of its net investments in U.S. entities against foreign currency fluctuations.

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis
The sensitivity analysis on pre-tax net income presents the impact of foreign currency denominated financial instruments and adjusts their translation for a 5% strengthening in the relevant foreign currency as at the end of the respective periods. The sensitivity analysis on other comprehensive income (loss) presents the impact of a 5% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges as at the end of the respective periods. This analysis assumes all other variables remain constant.

	USD		EUR
	Net income	OCI	Net income	OCI
As at March 31, 2025	2.1	(10.5)	0.6	(1.1)
As at March 31, 2024	0.6	(15.7)	(1.3)	(1.9)

A weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax net income and OCI.

Hedge of net investments in foreign operations
As at March 31, 2025, the Company has designated a portion of its unsecured senior notes, term loans, fixed to fixed cross currency principal and interest rate swap agreements and foreign currency contracts totaling US$1,660.9 million (2024 ‑ US$1,638.6 million) as a hedge of its net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD denominated long-term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

Interest rate risk
Interest rate risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company has floating rate debts through its revolving credit facility and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2025, 86% (2024 – 93%) of the long-term debt bears fixed interest rates.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

116 | CAE Financial Report 2025

Notes to the Consolidated Financial Statements
Interest rate risk sensitivity analysis
During the year ended March 31, 2025, a 1% increase in interest rates would decrease net income by $5.2 million (2024 ‑ $7.2 million) and would not have a significant impact on OCI (2024 – not significant) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income.

Hedge of share-based payments expense
The Company has entered into equity swap agreements with major Canadian financial institutions to reduce its exposure to fluctuations in its share price relating to the cash-settled share-based payments plans. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in the Company’s share price impacting the cost of the cash-settled share-based payments plans. As at March 31, 2025, the equity swap agreements covered 2,100,000 common shares (2024 – 2,400,000) of the Company.

Letters of credit and guarantees
As at March 31, 2025, the Company had outstanding letters of credit and performance guarantees in the amount of $406.2 million (2024 – $244.5 million) issued in the normal course of business. These guarantees are issued under the revolving credit facility and bilateral facilities which are in most instances supported by the Performance Securities Guarantee (PSG).

The advance payment guarantees are related to progress/milestone payments made by the Company’s customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by the Company and to the customer’s requirements. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the lease obligation provides credit support for the benefit of the owner participant on a sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

	2025	2024
Advance payments	$207.2	$63.6
Contract performance	110.7	100.2
Lease obligations	17.3	19.8
Financial obligations	69.5	58.9
Other	1.5	2.0
	$406.2	$244.5

Indemnifications
In certain transactions involving business dispositions or sales of assets, the Company may provide indemnification to the counterparties with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the transaction date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration and scope. While some of the indemnifications specify a maximum potential exposure and/or a termination date, many do not.

The Company believes that, other than liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, including insurance, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, net income or cash flows.

CAE Financial Report 2025 | 117

Notes to the Consolidated Financial Statements
NOTE 33 – COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company. In fiscal 2025, the Company determined that key management personnel consist of the Board of Directors and its Management Team, which is comprised of the President and Chief Executive Officer (CEO) and executive officers who report directly to him. In fiscal 2024, prior to the senior leadership reorganization announced in May 2024, the Company determined that key management personnel consisted of the Board of Directors, the President and Chief Executive Officer, the Chief Financial Officer, and the Group Presidents. As at March 31, 2025, key management personnel consist of 12 non-employee Directors and 8 executive officers (2024 – 12 non-employee Directors and 5 executive officers).

The compensation expense of key management for employee services recognized in income are as follows:

	2025	2024
Salaries and other short-term employee benefits	$12.5	$6.6
Post-employment benefits – defined benefit plans	2.0	3.8
Costs related to the CEO's terms of departure	6.3	—
Termination benefits	5.0	2.1
Share-based payments expense	22.2	4.4
	$48.0	$16.9

In November 2024, the Company announced its CEO succession plan whereby the current CEO will be leaving the Company at the Annual General Meeting in August 2025. The CEO's terms of departure were finalized during the fourth quarter of fiscal 2025 and include non-compete and non-solicitation covenants, as well as other terms that are generally consistent with the previously agreed‑upon employment arrangement which will remain in force until the departure date.

During fiscal 2025, the Company incurred approximately $8.3 million of executive management transition costs, including $6.3 million related to the CEO's terms of departure, representing accrued expenses not yet paid to the current CEO, and $2.0 million of other costs consisting primarily of external advisor fees. These costs are recorded in selling, general and administrative expenses.

For the year ended March 31, 2025, the compensation earned by non-employee Directors of the Company amounted to $3.9 million (2024 – $3.3 million), which included the grant date fair value of deferred share units (DSUs) as well as cash payments.

118 | CAE Financial Report 2025

3.5       Our operations Our operations are managed through two segments: – Civil Aviation – We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as aircraft flight operations solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance, repair and overhaul organizations (MRO) and aircraft finance leasing companies; – Defense and Security – We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide. On February 16, 2024, we announced the closing of the sale of CAE’s Healthcare business. The Healthcare segment is presented as discontinued operations and you will find more details in Section 9 “Discontinued operations” of this MD&A. CIVIL AVIATION MARKET We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of approximately 70 sites, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.   Among our thousands of customers, we have long-term training centre operations, training services agreements and joint ventures with approximately 50 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilots, cabin crew and aircraft maintenance technicians, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 343 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE  Real-time  Insights and Standardized Evaluations (CAE  Rise), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, we operate the largest ab initio flight training network in the world and have approximately 20 cadet training programs globally. With our CAE flight operation solutions, we have further strengthened our position as a technology leader, complementing our flight simulator and training solutions while increasing our total addressable market.   Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. For example, as we are entering a new era of aviation with Advanced Air Mobility (AAM), disruptive aerospace companies are building new aircraft types from the ground up. This will create a large demand for trained professional pilots to safely fly both passengers and cargo across markets. CAE has already partnered with five electric vertical takeoff and landing (eVTOL) developers in order to support the evolution of this new industry. We are positioned to develop the pilot workforce of the future and ensure safe introduction of eVTOL operations by leveraging our technologies and expertise in aviation safety. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams. We believe the Civil Aviation segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at approximately $6.5 billion, and headroom for growth.   Market drivers Demand for training and flight operations solutions in the civil aviation market is driven by the following: – Pilot and maintenance training and industry regulations; – Safety and efficiency imperatives of commercial airlines and business aircraft operators; – Expected long-term secular global growth in air travel; – Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft; – Demand for trained aviation professionals; – Complexity of flight operations solutions; – Emergence of the newer market for advanced air mobility. Management’s Discussion and Analysis 6 I CAE Financial Report 2024    ABOUT CAE 3.1       Who we are At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilot , cabin crew, maintenan e technicians, airlines, business aviation operators and defence and s curity forces to perf rm at their best ev ry day and when the st kes are the highest. Around the globe, w ’r everywhere customers need us to be with approximately 13,000 employees in more than 240 sites and training locations in over 40 countries. CAE r resents more than 75 years of industry firsts–the high st-fidelity flight and mission simulators as well as training programs powered by digital technologi s. We embed sustaina ility in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.   CAE’s comm n shares are listed on the Toronto and New York stock excha g s (TSX / NYSE) under the symbol CAE. 3.2       Our mission To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place. 3.3       Ou vision To be the worldwide partner of choice in civil aviation and defence and security by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness. 3.4       Our strategy CAE’s four strategic pillars There are four fundamental pillars that underpin our strategy and investment thesis: – Efficie t growth; – Technology and market l aders ip; – Revolutionizing training and critical operations; – Skills and culture. Efficient growth Our business features a high degree of recurring revenues due to the underlying characteristics of our technology-enabled solutions and regulatory requirements across our markets. We seek to maximize the benefits of our strong competitive position to deliver premium growth and profitability through a focus on operational rigour, cost optimization, capital efficiency, and a disciplined approach to pursuing organic and inorganic growth. Technology and market leadership We have a rich and long-dated history of customer centricity, innovation and delivering state-of-the-art technology solutions that define the forefront of the industries we operate in. As a result, we constantly seek new ways to enhance the performance of our customers by fostering a culture of continuous improvement and innovation. This drives technology leadership, deeper customer partnerships, and new customer development, enabling us to capitalize on the ample headroom in our large, growing addressable markets. Revolutionizing training and critical operations We are a global leader in the application of training, digital immersion, critical operations, and modelling and simulation technologies. We seek to use data-driven applications and advanced analytics to produce measurable and demonstrated outcomes in our markets. The efficacy of our technology solutions enables customized, collaborative, and multi-domain offerings. Furthermore, our technologies are deployed with a focus on driving sustainability. Skills and culture Our core values are innovation, integrity, empowerment, excellence and One CAE. We employ these values across a diverse global team to drive a unique social impact. We seek to create an employee experience and environment that values teamwork, professional growth, and engagement. As a result, our employees across the globe share a passion to prepare our customers for the moments that matter. Management’s Discussion and Analysis CAE Financial Report 2024 I 5   Board of Directors and Executive Officers BOARD OF DIRECTORS Ayman Antoun 2 Corporate Director O kville, Ontario Sophie Brochu 1, 3* Corporate Director Bromont, Quebec Patrick Decostre 2 President and CEO, Boralex Inc. Montreal, Quebec Elise Eberwein 1, 3 Corporate Director Scottsdale, Arizona Ian L. Edwards 2 President and CEO, AtkinsRéalis Group Inc. Montr al, Quebec Marianne Harrison 2* Corporate Director Do r, New Hampshire Peter Lee 1 Co-F under and Partner, Browning W st Cort Madera, California Katherine A. Lehman 3 Partner, Palladium Equity Partners New York, New York Mary Lou Maher 1* Corporat Director Toronto, Ontario Marc Parent, C.M. President and Chief Executive Officer, CAE Inc. Montreal, Quebec Calin Rovinescu Chair of the Board, CAE Inc. and Corporate Director Toronto, Ontario The Honourable Patri k M. Sh han 1 President and CEO, Spirit AeroSystems Inc. Seattle, Washington L uis Têtu 2 Executive Chairman, Coveo Solutions Inc. Quebec City, Quebec EXECUTIVE OFFICERS Marc Parent, C. M. President and Chief Executiv Officer Andrew Arnovitz Senior Vice President, Investor Relations and Enterprise Risk Management Carter Copeland Chief Strategy and Performance Officer Hélène V. Gagnon Chief People and Sustainability Officer Pascal Gre ier Division President, Flightscape Mark Hounsell Chief Legal and Compliance Officer, and Corporate Secretary Nick Leontidis Chief Operating Officer Constantino Malatesta Interim Chief Financial Officer 1 Member of the Human Resources Committee 2 Member of the Audit Committee 3 Member of the Gov rnance Committee (*) indicates Chair of the Committee CAE Financial Report 2025 | 119

Shareholder and Investor Information CAE SHARES CAE’s shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the symbol “CAE”. TRANSFER AGENT AND REGISTRAR Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Tel. 1-800-564-6253 (toll free in Canada and the U.S.) www.computershare.com DUPLICATE MAILINGS To eliminate duplicate mailings by consolidating accounts, registered shareholders must contact Computershare Trust Company of Canada; non-registered shareholders must contact their investment brokers. INVESTOR RELATIONS Quarterly and annual reports as well as other corporate documents are available on our website at www.cae.com. These documents can also be obtained from our Investor Relations department. Investor Relations CAE Inc. 8585 Côte-de-Liesse Saint-Laurent, Quebec H4T 1G6 Tel. 1-514-734-5760 investor.relations@cae.com Version française Pour obtenir la version française du rapport financier, s’adresser à investisseurs@cae.com. AUDITORS PricewaterhouseCoopers LLP Chartered Professional Accountants Montreal, Quebec 2025 ANNUAL MEETING The Annual Shareholders Meeting will be held at 11 a.m. (Eastern Time), on Wednesday, August 13, 2025 in hybrid format, in person at Lumi Experience Montreal, 1250 René- Lévesque Blvd. W., Suite 3610, Montreal, Quebec, and via live webcast that will be available at cae.com/investors/. CORPORATE GOVERNANCE The following documents pertaining to CAE’s corporate governance practices may be accessed either from CAE’s website (www. cae.com) or by request from the Corporate Secretary: ꟷ Board and Board Committee charters ꟷ Position descriptions for the Chair of the Board, the Committee Chairs and the Chief Executive Officer ꟷ CAE’s Code of Business Conduct ꟷ Corporate Governance Guidelines Most of the New York Exchange’s (NYSE) corporate governance listing standards are not mandatory for CAE. Significant differences between CAE’s practices and the requirements applicable to U.S. companies listed on the NYSE are summarized on CAE’s website. CAE is otherwise in compliance with the NYSE requirements in all significant respects. NORMAL COURSE ISSUER BID On June 6, 2025, we announced the renewal of our normal course issuer bid (NCIB) to purchase up to 16,019,294 of our common shares, representing approximately 5% of the issued and outstanding common shares as at May 30, 2025. The NCIB began on June 10, 2025 and will end on June 9, 2026 or on such earlier date when we complete purchases or elect to terminate the NCIB. Purchases under the NCIB will be made through the facilities of the TSX in accordance with the TSX’s applicable policies or the facilities of the NYSE in compliance with applicable NYSE rules and policies and U.S. laws, or in such other manner as may be permitted under applicable stock exchange rules and applicable securities laws, including through alternative Canadian and US trading platforms and privately-negotiated, off- exchange block purchases. The price CAE will pay for any common shares is the market price at the time of acquisition, plus brokerage fees. In the case of off-exchange block purchases, purchases will be made at a discount to the prevailing market price in accordance with and subject to the terms of applicable exemptive relief. All common shares purchased pursuant to the NCIB will be cancelled. In connection with the NCIB, CAE has also entered into an automatic share purchase plan with RBC Dominion Securities Inc. allowing it to purchase common shares under the NCIB when the company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self- imposed black-out periods. Under the previous NCIB which began on May 30, 2024 and which expired on May 29, 2025, CAE repurchased and cancelled a total of 856,230 common shares at a weighted average price of $24.85 per common share, for a total cost of $21.3 million. Copies of CAE’s NCIB notice may be obtained without charge by contacting the Chief Legal and Compliance Officer, and Corporate Secretary. TRADEMARKS Trademarks and/or registered trademarks of CAE Inc. and/or its affiliates include but are not limited to CAE, CAE Simfinity, CAE Rise, CAE Prodigy, Flightscape, Powered by CAE, Dynamic Synthetic Environment (DSE), CAE 7000XR Series, CAE 3000 Series, CAE 600XR Series FTD, CAE Trax Academy, CAE Sprint Virtual Reality, and PRESAGIS. All other brands and product names referred to in this document and the logos reproduced herein remain the property of their respective owners. They may not be used, changed, copied or quoted without the written consent of the respective owner. All rights reserved. 120 | CAE Financial Report 2025

30%
EcoLogo
MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C102546
BIO GAZ ENERGIE

Contains FSC® certified post-consumer and 70% virgin fibre

Certified EcoLogo and FSC® Mixed Sources

Manufactured using biogas energy

Contains FSC® certified post-consumer and 70% virgin fibre Certified EcoLogo and FSC® Mixed Sources Manufactured using biogas energy

CAE.COM Financial Report FISCAL YEAR ENDED MARCH 31, 2025